As filed with the Securities and Exchange Commission on November 4, 2013

Registration No. 333-191950

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TABLEAU SOFTWARE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	47-0945740
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

837 North 34th Street, Suite 200

Seattle, Washington 98103

(206) 633-3400

(Address, including zip code and telephone number, of Registrant’s principal executive offices)

Christian Chabot

Chief Executive Officer

Tableau Software, Inc.

837 North 34th Street, Suite 200

Seattle, Washington 98103

(206) 633-3400

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Jodie M. Bourdet Charles S. Kim Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Keenan Conder Vice President, General Counsel and Secretary Tableau Software, Inc. 837 North 34th Street, Suite 200 Seattle, Washington 98103 (206) 633-3400	Gordon K. Davidson Jeffrey R. Vetter James D. Evans Fenwick & West LLP 1191 Second Avenue, 10th Floor Seattle, Washington 98101 (206) 389-4510

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☑	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.0001 par value per share	7,475,000 shares	$60.39	$451,415,250	$58,142

(1)	Includes an additional 975,000 shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, and is based on the average of the high and low sales price of the Registrant’s Class A common stock as reported on The New York Stock Exchange on November 1, 2013.
(3)	The Registrant previously paid $57,960 of this amount in connection with the initial filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated November 4, 2013.

6,500,000 Shares

Class A Common Stock

The selling stockholders identified in this prospectus are offering 6,500,000 shares of Class A common stock of Tableau Software, Inc. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately 96.5% of the voting power of our outstanding capital stock immediately following the completion of this offering.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “DATA”. On November 1, 2013, the last reported sale price of our Class A common stock on the New York Stock Exchange was $59.52 per share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

See “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any recommendation to the contrary is a criminal offense.

	Per Share	Total
Price to public	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 6,500,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 975,000 shares from certain selling stockholders at the price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2013.

Goldman, Sachs & Co.		Morgan Stanley

Credit Suisse	J.P. Morgan	RBC Capital Markets

UBS Investment Bank	JMP Securities	Pacific Crest Securities

Prospectus dated             , 2013.

Neither we, the selling stockholders nor the underwriters have authorized anyone to give any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Persons who come into possession of this prospectus and any applicable free writing prospectus we have prepared in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions in this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should read the entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless the context suggests otherwise, references in this prospectus to “Tableau,” the “company,” “we,” “us” and “our” refer to Tableau Software, Inc. and, where appropriate, its subsidiaries.

Company Overview

Our mission is to help people see and understand data.

Our software products put the power of data into the hands of everyday people, allowing a broad population of business users to engage with their data, ask questions, solve problems and create value.

Based on innovative core technologies originally developed at Stanford University, our products dramatically reduce the complexity, inflexibility and expense associated with traditional business intelligence applications. We aim to make our products easy to use, ubiquitous and as deeply-rooted in the workplace as spreadsheets are today.

Our software is designed for anyone with data and questions. We are democratizing the use of business analytics software by allowing people to access information, perform analysis and share results without assistance from technical specialists. By putting powerful, self-service analytical technology directly into the hands of people who make decisions with data, we seek to accelerate the pace of informed and intelligent decision making. This enables our customers to create better workplaces, with happier employees who are empowered to more fully express their ingenuity and creativity.

Our products are used by people of diverse skill levels across all kinds of organizations, including Fortune 500 corporations, small and medium-sized businesses, government agencies, universities, research institutions and non-profits. Organizations employ our products in a broad range of use cases such as increasing sales, streamlining operations, improving customer service, managing investments, assessing quality and safety, studying and treating diseases, completing academic research, addressing environmental problems and improving education. Our products are flexible and capable enough to help a single user on a laptop analyze data from a simple spreadsheet, or to enable thousands of users across an enterprise to execute complex queries against massive databases.

Underpinning our innovative products is a set of technology advances that spans the domains of sophisticated computer graphics, human-computer interaction and high performance database systems. These technology innovations include VizQL and our Hybrid Data Architecture:

•

VizQL—Our breakthrough visual query language, VizQL, translates drag-and-drop actions into data queries and then expresses that information visually. VizQL unifies the formerly disparate tasks of query and visualization and allows users to transform questions into pictures without the need for software scripts, chart wizards or dialogue boxes that inhibit speed and flexibility. This capability is designed to enable a more intuitive, creative and engaging experience for our users. VizQL can deliver dramatic gains in people’s ability to see and understand data, and we believe it represents a foundational advancement in the field of analytics.

•

Hybrid Data Architecture—Our Hybrid Data Architecture combines the power and flexibility of our Live Query and In-Memory Data Engines. Our Live Query Engine allows users to instantaneously connect to large volumes of data in its existing format and location, reducing the need for time-consuming data transformation processes that only technical specialists can perform. In addition, this capability allows customers to leverage investments in their existing data platforms and to capitalize on the capabilities of high performance databases. Our In-Memory Data Engine enables users to import large amounts of data into our own in-memory database. Using advanced algorithms and data compression techniques, our in-memory technology facilitates quick query responses on up to hundreds of millions of rows of data. Our Hybrid Data Architecture enables these data engines to work in harmony, allowing users the flexibility to access and analyze data from diverse sources and locations, while optimizing speed and performance for each source.

Our distribution strategy is based on a “land and expand” business model and is designed to capitalize on the ease of use, low up-front cost and collaborative capabilities of our software. Our products tend to be adopted at a grassroots level within organizations, often beginning with a free trial, and then spread across departments, divisions and geographies via word-of-mouth, the discovery of new use cases and our sales effort. Over time, many of our customers find that the use of our products expands to a broad cross-section of their organizations and that our deployments and use cases become significantly more strategic in nature. Accordingly, we have developed enterprise-class product and service capabilities that allow us to both complement and supplant core, legacy business intelligence deployments.

As of September 30, 2013, we had more than 13,500 customers across a broad array of company sizes and industries and located in over 100 countries. Some of our largest customers include Deere & Company, affiliates of Deloitte Touche Tohmatsu Limited, E. I. du Pont de Nemours and Company, the Federal Aviation Administration, Sears Holdings Corporation and affiliates of Verizon Communications Inc. In addition, we have cultivated strong relationships with technology partners to help us extend the reach of our products. These partners include both traditional database vendors such as International Business Machines Corporation, or IBM, Microsoft Corporation, Oracle Corporation and Teradata Corporation and emerging database vendors such as Amazon.com, Cloudera Inc., Google Inc., Pivotal Greenplum Database, or Pivotal GPDB, and Vertica (a division of Hewlett-Packard Company).

We have achieved significant growth in recent periods. For the years ended December 31, 2010, 2011 and 2012, our total revenues were $34.2 million, $62.4 million and $127.7 million, respectively, representing a compound annual growth rate of approximately 93% from 2010 to 2012. For the nine months ended September 30, 2012 and 2013, our total revenues were $85.9 million and $151.0 million, respectively, representing 76% growth over the same period of the prior year. We also generated net income of $2.7 million, $3.4 million and $1.4 million for the years ended December 31, 2010, 2011 and 2012, respectively, and have generated positive cash flow from operating activities on an annual basis in each of those fiscal years. Our net income (loss) for the nine months ended September 30, 2012 and 2013 was $2.5 million and $(4.2) million, respectively, and we generated positive cash flow from operating activities in each of those fiscal quarters. We believe our land and expand business model provides financial visibility as aggregate revenues from subsequent sales of products and maintenance services to our customers have typically been multiples of the revenues we realized from those customers’ initial purchases.

Industry Background

We believe that organizations increasingly regard their data as a critical strategic resource. The remarkable growth in the volume, diversity and accessibility of digital information creates the potential for people to make more informed, timely and intelligent decisions. In today’s increasingly competitive environment, we believe that the value of rapid and more informed decision-making continues to grow.

According to International Data Corporation, or IDC, the amount of digital information created, replicated and consumed worldwide will grow exponentially from 0.8 trillion gigabytes in 2010 to 40 trillion gigabytes in 2020. Many organizations are expected to experience a doubling in the volume of data across their enterprises approximately every 24 months, according to IDC, and are investing heavily to scale their data storage and management platforms to accommodate this growth.* These growing volumes of data are also increasingly diverse in terms of their source, format and location. Today, organizations create and manage data across a broad range of platforms, from traditional relational databases, to an array of emerging data platforms to cloud computing platforms.

As a consequence of the increasing richness and volume of data, more and more people are demanding access to information in order to gain insight, solve problems and monitor the performance of their organizations. The growth of cloud computing technologies and the proliferation of connected devices such as tablets and smartphones are enabling users to access information anytime and anyplace. We believe that these trends are accelerating the demand for analytical technology, as more information and engagement provokes more questions and fuels demand for more analysis, answers and value. At the same time, advances in user experience driven by consumer technology companies such as Amazon, Apple, Facebook and Google have raised user expectations regarding intuitive, flexible and convenient access to information.

These factors have created a backdrop of growing data resources, increased user appetite for information and rising expectations for accessibility and ease of use. As a result, many organizations are seeking technology that will allow their people to easily access the right information, answer questions, gain insight and share their findings. These organizations are seeking to empower their employees and to unleash their creativity and problem-solving abilities.

People within organizations have traditionally accessed data via static reports from enterprise applications and business intelligence platforms maintained by IT departments. These systems, predominantly designed and built in the 1990’s, are generally heavy, complex, inflexible and expensive. As a result, business users are forced to depend on specialized resources to operate, modify and maintain these systems. The divide between users seeking insight and technical specialists lacking business context introduces inefficiencies and time lags that inhibit the utility and value of these systems. Because most business users lack the time, skills and financial resources necessary to address the limitations of these systems, their adoption has largely been limited to a narrow population of power users with technical expertise and training and to a narrow population of companies.

Faced with these challenges, many knowledge workers today rely on spreadsheets as their primary analytical tool. While spreadsheets are widely available and easier to use than traditional business intelligence platforms, they have a number of limitations. Spreadsheets are not generally designed to facilitate direct and dynamic data access, making the process of importing and updating data manual, cumbersome and error prone. In addition, spreadsheets are not built to accommodate large data sets and offer limited interactive visual capabilities, thereby reducing performance and limiting analytical scope and insight.

*	See note 1 in the section titled “Market, Industry and Other Data.”

Opportunity

The market for traditional business analytics software is large and well established, with IDC reporting aggregate spending of $34.9 billion in 2012 in this worldwide market sector. IDC also reported that the worldwide spending on business intelligence tools alone, a subset of the overall business analytics software market, was $12.5 billion in 2012.* In addition, organizations also spend billions of dollars on hardware, support and services to implement and maintain traditional business intelligence systems. According to Gartner, Inc., organizations are expected to spend $81.0 billion on business analytics and related services in 2014.**

According to an August 2012 Forrester Research, Inc., or Forrester, report, Forrester estimated that there will be 615 million information workers globally in 2013 and it predicts that number to grow to 865 million by 2016.*** Additionally, a Forrester survey of information workers conducted in the fourth quarter of 2012 indicated that only 17% of respondents use a data dashboard or business intelligence tools as part of their job.**** Accordingly, we believe a significant percentage of information workers are not accessing business intelligence software, and they instead use alternative approaches to meet their analytical needs.

We believe the limitations of traditional approaches coupled with the demand for business analytics has presented an opportunity to pioneer a new class of business analytics software that addresses, complements and expands the business intelligence market and enhances office productivity tools such as spreadsheets, and that is specifically designed to enable a broad population of users to gain insight from their data.

Our Solution

Product Design Principles

We have pioneered a fundamentally new approach to business analytics. Our software products, Tableau Desktop, Tableau Server, Tableau Online and Tableau Public, embody a set of design principles that reflect our values as a company and our mission to help people see and understand data:

•

Simple—Our software is designed to allow everyday business users to answer questions with ease. We have pioneered a number of core technologies that make our products intuitive and easy to use. For example, these innovations allow our users to utilize drag-and-drop gestures to execute queries, seamlessly shift graphical perspectives on their data and easily answer new questions as their thinking progresses. The simplicity of our products allows users to establish functional proficiency quickly and speeds the adoption of our technology.

•

Fast—Our software is designed to access and process large volumes of data rapidly and to enable responsive and agile analysis, allowing users to answer questions with data “at the speed of thought.” We believe that improvements in speed can increase user engagement with data and enhance the range, quality and timeliness of insights that are developed.

•

Powerful—Our fundamental goal is to allow our users to ask and answer questions with their data. The power to accomplish that goal arises from our ability to marry ease of use with advanced analytical capabilities in a manner that allows our customers to generate useful perspectives on their data. Our products are designed for everyday people but also incorporate

*	See note 2 in the section titled “Market, Industry and Other Data.”
**	See note 5 in the section titled “Market, Industry and Other Data.”
***	See note 3 in the section titled “Market, Industry and Other Data.”
****	See note 4 in the section titled ”Market, Industry and Other Data.”

advanced features such as predictive analysis that can meet the needs of many advanced users of business analytics products.

•

Beautiful—Impactful and engaging visualization lies at the heart of our software. We have incorporated key elements from the fields of visual perception, psychology and graphic design into our products that empower our users to generate content that is effective and beautiful by default. Beautiful and high quality design allows everyday people to engage in broad, creative thinking and encourages them to share content.

•

Ubiquitous—We seek to make our software accessible to users wherever and whenever they need information and insight. Our software is designed so that users throughout organizations can explore their data and publish findings in a way that can be accessed on a broad range of platforms and devices, including tablets and smartphones.

Product Benefits

When combined with our technology innovations, these product design principles have resulted in products that provide the following benefits for our customers:

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Liberation—The simplicity and ease of use of our software gives people the power to access, analyze and share data without the assistance of technical specialists. This self-service capability democratizes access to data, expands the potential user population within organizations and reduces training and support costs. We believe that providing the freedom for people to more powerfully and conveniently answer questions empowers employees and drives value for our customers.

•

Speed—Our software is designed to enable people to derive value from their data at an accelerated pace. Due to our focus on ease of use and ease of deployment, our users can quickly gain proficiency in our software and generate results rapidly, without the complication, time investment and frustration often associated with traditional business intelligence products. In addition, because our software is able to connect directly to a broad range of data sources, our users can perform work without having to undertake complex and time-consuming data movement and transformation. Many of our customers have reported that they are able to achieve their desired results with our software more than ten times faster than they can with their existing systems.

•

Discovery—We believe that the human mind is better able to process information, discern trends and identify patterns when presented with information in a visual format. By fundamentally integrating data analysis and visualization, our software allows people to create powerful visualizations and dashboards that can lead to new discoveries. Our software is designed to seamlessly blend, filter and drill down on information, without the distraction of dialogue boxes, wizards and scripts, allowing users to rapidly and iteratively develop greater insight from their data.

•

Communication and sharing—We facilitate more effective communication by empowering people to express themselves creatively and tell better stories with data. The collaborative features of our software are designed to foster more sharing of data and to improve the dissemination of information across and among enterprises. Our focus on designing our products for ubiquity allows users to publish results in a single format that can be consumed anywhere, enabling customers to interact with data readily and conveniently. We believe that our software enables our customers to share more insights and have richer conversations about their information.

•

Enterprise grade—Our products provide a secure, highly available, enterprise-class platform designed to scale to tens of thousands of users, across desktop, Web and mobile clients, and meet the needs of the largest organizations globally. We have built products that can be installed or deployed in minutes without specialized skills and readily integrate with enterprise data, management and security infrastructure. Our products provide enterprise-level security that has passed the stringent requirements of customers in the national defense, financial services and healthcare sectors. We believe our products uniquely blend the benefits of self-service and ease of use with enterprise readiness.

•

Value—Our products are designed to provide an attractive return on investment to our customers. Our self-service product capabilities dramatically reduce IT resources, professional services and support costs typically associated with traditional or competing business intelligence vendors. Our software also has low minimum hardware requirements, which can reduce related capital costs. Through Tableau Online, customers also have an option of deploying our server product without the need for internal infrastructure. In addition, our pricing and land and expand business model allow customers to deploy our software without having to make significant upfront economic commitments.

Growth Strategy

Our mission to help people see and understand data presents a broad and momentous market opportunity. We intend to continue to invest in a number of growth initiatives to allow us to pursue our mission aggressively. Our strategies for growth include:

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Expand our customer base—We believe that we have the opportunity to substantially expand our present base of customer accounts. We are expanding our online and offline marketing efforts to increase our brand awareness. We are also making significant investments in growing both our direct sales teams and indirect sales channels.

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Further penetrate our existing customer base—Leveraging our land and expand business model, we intend to continue to increase adoption of our products within and across our existing customers, as they expand the number of users and develop new use cases for our products. A Forrester survey of information workers conducted in the fourth quarter of 2012 indicated that 59% of information workers are currently using spreadsheets for work.* We believe this presents an opportunity to extend the reach of our products within our customers. Our sales and marketing strategy and focus on customer success help our customers identify and pursue new use cases within their organizations.

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Grow internationally—With approximately 19% of our total revenues generated outside the United States and Canada in the nine months ended September 30, 2013, we believe there is significant opportunity to grow our international business. Our products currently support eight languages, and we are aggressively expanding our direct sales force and indirect sales channels outside the United States. We have international operations in Australia, Canada, France, Germany, Ireland, Japan, Singapore and the United Kingdom, and we intend to invest in further expanding our footprint in these and other regions.

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Relentlessly innovate and advance our products—We have sought to rapidly improve the capabilities of our products over time and intend to continue to invest in product innovation and leadership. Building on our foundational technology innovations, including VizQL, we have released eight major versions of our software to date, rapidly expanding and improving our feature set and capabilities. We plan to continue to invest in research and development,

*	See note 4 in the section titled “Market, Industry and Other Data.”

including hiring top technical talent, focusing on core technology innovation and maintaining an agile organization that supports rapid release cycles. In particular, we intend to focus on further developing our cloud and mobile capabilities, expanding our advanced analytical and statistical functionality, adding new visualization formats and expanding the range of data sources and platforms we can address.

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Extend our distribution channels and partner ecosystem—We plan to continue investing in distribution channels, technology partners and original equipment manufacturer, or OEM, relationships to help us enter and grow in new markets while complementing our direct sales efforts. We are actively growing our indirect channels, particularly in international markets. We intend to continue to invest in technology partnerships that enable us to build and promote complementary capabilities that benefit our customers. We have also recently introduced application programming interfaces, or APIs, to further empower our developer and OEM partner ecosystem to create applications that embed Tableau functionality.

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Foster our passionate user community—We benefit from a vibrant and engaged user community. We are investing in initiatives to further expand and energize this group, both online, through our online community site and through events such as our annual customer conferences. In addition, Tableau Public, which we launched as a free cloud-based service, has a community of engaged users from media, government, non-profit and other organizations, who are passionate about sharing public data online. We intend to expand these efforts and to seek other means to evangelize our mission and facilitate sharing of best practices and success stories.

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Treasure and cultivate our exceptional culture—We believe our culture is a core ingredient of our success. Our employees share a passion for our mission, and our mission stands at the top of a list of eight core cultural values that govern our approach to our business. Our other core values include: Teamwork; Product leadership; Using our own products; Respect; Honesty; Simplicity; and Commitment to delighting customers. Our values permeate our organization and drive our identity as a company. For example, we strive to paint virtually all aspects of our business with a brush of simplicity, including product user interfaces, pricing models, business processes and marketing strategies.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	due to our rapid growth, we have a limited operating history at our current scale, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful;

•	we may not be able to sustain our revenue growth rate or profitability in the future;

•	if we fail to manage our growth effectively, our business and results of operations will be adversely affected;

•	we face intense competition, and we may not be able to compete effectively, which could reduce demand for our products and adversely affect our business, growth, revenues and market share;

•	our success is highly dependent on our ability to penetrate the existing market for business analytics software as well as the growth and expansion of that market;

•	our future quarterly results of operations may fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict;

•	if we are unable to attract new customers and expand sales to existing customers, both domestically and internationally, our growth could be slower than we expect and our business may be harmed; and

•	economic uncertainties or downturns could materially adversely affect our business.

Corporate Information

We were formed as Tableau Software LLC, a Delaware limited liability company, in 2003 and incorporated as Tableau Software, Inc., a Delaware corporation, in 2004. Our principal executive offices are located at 837 North 34th Street, Suite 200, Seattle, Washington 98103 and our telephone number is (206) 633-3400. Our website address is www.tableausoftware.com. Information contained on or accessible through our website is not a part of this prospectus and should not be relied upon in determining whether to make an investment decision.

Tableau, Tableau Software, VizQL, the Tableau Software logo and other trade names, trademarks or service marks of Tableau appearing in this prospectus are the property of Tableau. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

Additionally, we are an “emerging growth company” as defined in the recently enacted Jumpstart Our Business Startups Act, or the JOBS Act, and therefore we may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an “emerging growth company.” In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we are not subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies” until these standards apply to private companies.

The Offering

Class A common stock offered by the selling stockholders	6,500,000 shares

Class A common stock to be outstanding after this offering	15,930,000 shares

Class B common stock to be outstanding after this offering	43,222,528 shares

Total Class A and Class B common stock to be outstanding after this offering	59,152,528 shares

Option to purchase additional shares of Class A common stock offered by certain selling stockholders	975,000 shares

Voting rights	We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion rights. The holders of Class A common stock are entitled to one vote per share, and the holders of Class B common stock are entitled to ten votes per share, on all matters that are subject to stockholder vote. The Class B common stock also has certain approval rights for certain corporate actions. Each share of Class B common stock may be converted into one share of Class A common stock at the option of the holder thereof and will be automatically converted into one share of Class A common stock upon transfer thereof, subject to certain exceptions. See the section titled “Description of Capital Stock” for additional information.

Use of proceeds	We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” beginning on page 13 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

NYSE symbol	“DATA”

The number of shares of Class A and Class B common stock to be outstanding upon the completion of this offering is based on 9,430,000 shares of our Class A common stock and 49,722,528 shares of our Class B common stock outstanding as of September 30, 2013, and excludes:

•

317,400 shares of Class A common stock issuable upon the exercise of options outstanding as of September 30, 2013 pursuant to our 2013 Equity Incentive Plan, or 2013 Plan, at a weighted-average exercise price of $37.41 per share;

•	132,350 shares of Class A common stock issuable upon the settlement of restricted stock units, or RSUs, outstanding as of September 30, 2013 pursuant to our 2013 Plan;

•

15,016,940 shares of Class B common stock issuable upon the exercise of outstanding stock options as of September 30, 2013 pursuant to our 2004 Equity Incentive Plan, or our 2004 Plan, at a weighted-average exercise price of $6.06 per share;

•

5,703,499 shares of Class A common stock reserved for future issuance under our 2013 Plan as of September 30, 2013 as well as any automatic increases in the number of shares of Class A common stock reserved for future issuance under this benefit plan; and

•

2,000,000 shares of Class A common stock reserved for issuance under our 2013 Employee Stock Purchase Plan, or our ESPP, as well as any automatic increases in the number of shares of Class A common stock reserved for future issuance under this benefit plan.

In addition, unless we specifically state otherwise, all information in this prospectus assumes:

•	no exercise of outstanding options or settlement of RSUs since September 30, 2013; and

•	no exercise of the underwriters’ option to purchase up to an additional 975,000 shares of Class A common stock.

Summary Consolidated Financial and Other Data

The following tables summarize our consolidated financial and other data. You should read this summary consolidated financial and other data together with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the unaudited consolidated statements of operations data for the nine months ended September 30, 2012 and 2013 and the unaudited consolidated balance sheet data as of September 30, 2013 from our unaudited consolidated financial statements that are included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair statement of those unaudited consolidated financial statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands, except per share data)
				(unaudited)
Consolidated Statements of Operations Data:
Revenues
License	$24,223	$44,414	$89,883	$59,807	$101,895
Maintenance and services	9,938	17,946	37,850	26,120	49,086

Total revenues	34,161	62,360	127,733	85,927	150,981

Cost of revenues
License	67	213	305	170	523
Maintenance and services	1,271	2,800	10,057	6,809	11,951

Total cost of revenues(1)	1,338	3,013	10,362	6,979	12,474

Gross profit	32,823	59,347	117,371	78,948	138,507

Operating expenses
Sales and marketing(1)	16,440	30,363	62,333	39,125	83,426
Research and development(1)	9,734	18,387	33,065	22,706	42,514
General and administrative(1)	3,809	6,679	17,715	10,533	18,064

Total operating expenses	29,983	55,429	113,113	72,364	144,004

Operating income (loss)	2,840	3,918	4,258	6,584	(5,497)
Other income (expense), net	—	(16)	(54)	(49)	(350)

Net income (loss) before income tax expense (benefit)	2,840	3,902	4,204	6,535	(5,847)
Income tax expense (benefit)	102	523	2,777	4,052	(1,678)

Net income (loss)	$2,738	$3,379	$1,427	$2,483	$(4,169)

Net income (loss) per share attributable to common stockholders:
Basic	$0.03	$0.04	$0.00	$0.03	$(0.09)

Diluted	$0.03	$0.04	$0.00	$0.03	$(0.09)

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands, except per share data)
				(unaudited)
Weighted average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	32,163	33,008	33,744	33,676	47,093

Diluted	37,833	39,431	39,652	39,597	47,093

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)
Other Financial Data:
Non-GAAP operating income(2)	$3,478	$5,366	$11,005	$9,837	$4,036
Non-GAAP net income(3)	3,376	4,792	6,854	5,333	4,062
Free cash flow(4)	8,207	7,953	7,203	9,854	7,564

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)
				(unaudited)
Cost of revenues	$18	$22	$107	$66	$291
Sales and marketing	256	565	1,394	933	3,506
Research and development	262	628	2,115	1,445	3,785
General and administrative	102	233	1,180	809	1,951

Total stock-based compensation expense	$638	$1,448	$4,796	$3,253	$9,533

(2)	Non-GAAP operating income is a non-GAAP financial measure that we calculate as operating income (loss) excluding stock-based compensation expense and, for 2012, the cash and stock-based expense associated with our funding of the Tableau Foundation. For more information about non-GAAP operating income and a reconciliation of non-GAAP operating income to operating income (loss), the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP, see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Results.”
(3)	Non-GAAP net income is a non-GAAP financial measure that we calculate as net income (loss) excluding stock-based compensation expense and, for 2012, the cash and stock-based expense associated with our funding of the Tableau Foundation, each net of tax. For more information about non-GAAP net income and a reconciliation of non-GAAP net income to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Results.”
(4)	Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by operating activities less net cash used in investing activities for purchases of property and equipment. For more information about free cash flow and a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Results.”

As of September 30, 2013
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$226,337
Working capital	202,720
Total assets	301,697
Total stockholders’ equity	214,767

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information contained in this prospectus, including our consolidated financial statements and related notes, before investing in our Class A common stock. While we believe that the risks and uncertainties described below are the material risks currently facing us, additional risks that we do not yet know of or that we currently think are immaterial may also arise and materially affect our business. If any of the following risks materialize, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our Class A common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business and Industry

Due to our rapid growth, we have a limited operating history at our current scale, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have been growing rapidly in recent periods, and as a result have a relatively short history operating our business at its current scale. For example, we have significantly increased the number of our employees and have expanded our operations worldwide. Furthermore, we operate in an industry that is characterized by rapid technological innovation, intense competition, changing customer needs and frequent introductions of new products, technologies and services. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in evolving industries. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in the market, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

Our future success will depend in large part on our ability to, among other things:

•	maintain and expand our business, including our operations and infrastructure to support our growth, both domestically and internationally;

•	compete with other companies, custom development efforts and open source initiatives that are currently in, or may in the future enter, the market for our software;

•	expand our customer base, both domestically and internationally;

•	renew maintenance agreements with, and sell additional products to, existing customers;

•	improve the performance and capabilities of our software;

•	hire, integrate, train and retain skilled talent, including members of our direct sales force and software engineers;

•	maintain high customer satisfaction and ensure quality and timely releases of our products and product enhancements;

•	maintain, expand and support our indirect sales channels and strategic partner network;

•	maintain the quality of our website infrastructure to minimize latency when downloading or utilizing our software;

•	increase market awareness of our products and enhance our brand; and

•	maintain compliance with applicable governmental regulations and other legal obligations, including those related to intellectual property, international sales and taxation.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business will be adversely affected and our results of operations will suffer.

We may not be able to sustain our revenue growth rate or profitability in the future.

While we have achieved profitability on an annual basis over the past three years, we have not consistently achieved profitability on a quarterly basis during that same period. For example, we had net losses in the fourth quarter of 2010, the third quarter of 2011, the fourth quarter of 2012 and the first and second quarters of 2013. We expect expenses to increase substantially in the near term, particularly as we make significant investments in our sales and marketing organization, expand our operations and infrastructure both domestically and internationally and develop new products and new features for and enhancements of our existing products. In addition, in connection with operating as a public company, we are incurring additional significant legal, accounting and other expenses that we did not incur as a private company. If our revenues do not increase to offset these increases in our operating expenses, we may not be profitable in future periods.

Moreover, our historical revenue growth should not be considered indicative of our future performance. As we grow our business, we expect our revenue growth rates to slow in future periods due to a number of reasons, which may include slowing demand for our products, increasing competition, a decrease in the growth of our overall market, our failure, for any reason, to continue to capitalize on growth opportunities, the maturation of our business or the decline in the number of organizations into which we have not already expanded.

We have been growing rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, our business and results of operations will be adversely affected.

We have experienced rapid growth in a relatively short period of time. Our revenues grew from $34.2 million in 2010 to $127.7 million in 2012 and from $85.9 million in the nine months ended September 30, 2012 to $151.0 million in the nine months ended September 30, 2013. Our number of full-time employees increased from 188 as of December 31, 2010 to 1,039 as of September 30, 2013. During this period, we also established operations in a number of countries outside the United States.

We intend to continue to aggressively grow our business. For example, we plan to continue to hire new employees at a rapid pace, particularly in our sales and engineering groups. If we cannot adequately train these new employees, including our direct sales force, our sales may decrease or our customers may lose confidence in the knowledge and capability of our employees. In addition, we are expanding internationally, establishing operations in additional countries outside the United States, and we intend to make direct and substantial investments to continue our international expansion efforts. We must successfully manage our growth to achieve our objectives. Although our business has experienced significant growth in the past, we cannot provide any assurance that our business will continue to grow at the same rate, or at all.

Our ability to effectively manage any significant growth of our business will depend on a number of factors, including our ability to do the following:

•

effectively recruit, integrate, train and motivate a large number of new employees, including our direct sales force, while retaining existing employees, maintaining the beneficial aspects of our corporate culture and effectively executing our business plan;

•	satisfy existing customers and attract new customers;

•	successfully introduce new products and enhancements;

•	continue to improve our operational, financial and management controls;

•	protect and further develop our strategic assets, including our intellectual property rights; and

•	make sound business decisions in light of the scrutiny associated with operating as a public company.

These activities will require significant capital expenditures and allocation of valuable management and employee resources, and our growth will continue to place significant demands on our management and our operational and financial infrastructure.

Our future financial performance and our ability to execute on our business plan will depend, in part, on our ability to effectively manage any future growth. There are no guarantees we will be able to do so in an efficient or timely manner, or at all. In particular, any failure to successfully implement systems enhancements and improvements will likely negatively impact our ability to manage our expected growth, ensure uninterrupted operation of key business systems and comply with the rules and regulations that are applicable to public reporting companies. Moreover, if we do not effectively manage the growth of our business and operations, the quality of our software could suffer, which could negatively affect our brand, results of operations and overall business.

We face intense competition, and we may not be able to compete effectively, which could reduce demand for our products and adversely affect our business, growth, revenues and market share.

The market for our products is intensely and increasingly competitive and subject to rapidly changing technology and evolving standards. In addition, many companies in our target market are offering, or may soon offer, products and services that may compete with our products.

Our current primary competitors generally fall into three categories:

•

large software companies, including suppliers of traditional business intelligence products that provide one or more capabilities that are competitive with our products, such as International Business Machines Corporation, Microsoft Corporation, Oracle Corporation and SAP AG;

•	spreadsheet software providers, such as Microsoft Corporation; and

•	new and emerging business analytics software companies, such as Qlik Technologies Inc. and TIBCO Spotfire (a subsidiary of TIBCO Software Inc.).

In addition, we may compete with open source initiatives and custom development efforts. We expect competition to increase as other established and emerging companies enter the business analytics software market, as customer requirements evolve and as new products and technologies are introduced. We expect this to be particularly true with respect to our cloud-based initiatives as we and our competitors seek to provide business analytics products based on a software-as-a-service, or SaaS, platform. This is a relatively new and evolving area of business analytics solutions, and we anticipate competition to increase based on customer demand for these types of products.

Many of our competitors, particularly the large software companies named above, have longer operating histories, significantly greater financial, technical, marketing, distribution, professional services or other resources and greater name recognition than we do. In addition, many of our competitors have strong relationships with current and potential customers and extensive knowledge of the business analytics industry. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, for example by offering a SaaS-based product that competes with our on-premise products or Tableau Online, our SaaS product, or devoting greater resources to the development, promotion and sale of their products than we do. Moreover, many of these competitors are bundling their analytics products into larger deals or maintenance renewals, often at significant discounts. Increased competition may lead to price cuts, alternative pricing structures or the introduction of products available for free or a nominal price, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share. We may not be able to compete successfully against current and future competitors, and our business, results of operations and financial condition will be harmed if we fail to meet these competitive pressures.

Our ability to compete successfully in our market depends on a number of factors, both within and outside of our control. Some of these factors include ease and speed of product deployment and use, discovery and visualization capabilities, analytical and statistical capabilities, performance and scalability, the quality and reliability of our customer service and support, total cost of ownership, return on investment and brand recognition. Any failure by us to compete successfully in any one of these or other areas may reduce the demand for our products, as well as adversely affect our business, results of operations and financial condition.

Moreover, current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others. By doing so, these competitors may increase their ability to meet the needs of our customers or potential customers. In addition, our current or prospective indirect sales channel partners may establish cooperative relationships with our current or future competitors. These relationships may limit our ability to sell or certify our products through specific distributors, technology providers, database companies and distribution channels and allow our competitors to rapidly gain significant market share. These developments could limit our ability to obtain revenues from existing and new customers and to maintain maintenance and support revenues from our existing and new customers. If we are unable to compete successfully against current and future competitors, our business, results of operations and financial condition would be harmed.

Our success is highly dependent on our ability to penetrate the existing market for business analytics software as well as the growth and expansion of that market.

Although the overall market for business analytics software is well-established, the market for business analytics software like ours is relatively new, rapidly evolving and unproven. Our future success will depend in large part on our ability to penetrate the existing market for business analytics software, as well as the continued growth and expansion of what we believe to be an emerging market for analytics solutions that are faster, easier to adopt, easier to use and more focused on self-service capabilities. It is difficult to predict customer adoption and renewal rates, customer demand for our products, the size, growth rate and expansion of these markets, the entry of competitive products or the success of existing competitive products. Our ability to penetrate the existing market and any expansion of the emerging market depends on a number of factors, including the cost, performance and perceived value associated with our products, as well as customers’ willingness to adopt a different approach to data analysis. Furthermore, many potential customers have made significant investments in legacy business analytics software systems and may be unwilling to invest in new software. If we are unable to penetrate the existing market for business analytics software, the emerging market for self-service analytics solutions fails to grow or expand, or either of these markets decreases in size, our business, results of operations and financial condition would be adversely affected.

Our future quarterly results of operations may fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict.

Our revenues and results of operations could vary significantly from quarter to quarter as a result of various factors, many of which are outside of our control, including:

•	the expansion of our customer base;

•	the renewal of maintenance agreements with, and sales of additional products to, existing customers;

•	the size, timing and terms of our perpetual license sales to both existing and new customers;

•	the mix of direct sales versus sales through our indirect sales channels;

•	the timing and growth of our business, in particular through our hiring of new employees and international expansion;

•	the introduction of products and product enhancements by existing competitors or new entrants into our market, and changes in pricing for products offered by us or our competitors;

•	customers delaying purchasing decisions in anticipation of new products or product enhancements by us or our competitors or otherwise;

•	changes in customers’ budgets;

•	customer acceptance of and willingness to pay for new versions of our products;

•	seasonal variations in our sales, which have generally historically been highest in the fourth quarter of a calendar year and lowest in the first quarter;

•	seasonal variations related to sales and marketing and other activities, such as expenses related to our annual customer conferences;

•	our ability to control costs, including our operating expenses;

•	our ability to hire, train and maintain our direct sales force;

•	the timing of satisfying revenue recognition criteria, particularly with regard to large transactions;

•	fluctuations in our effective tax rate; and

•	general economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers operate.

Any one of these or other factors discussed elsewhere in this prospectus may result in fluctuations in our revenues and operating results, meaning that quarter-to-quarter comparisons of our revenues, results of operations and cash flows may not necessarily be indicative of our future performance.

We may not be able to accurately predict our future revenues or results of operations. For example, a large percentage of the revenues we recognize each quarter has been attributable to sales made in the last month of that same quarter. Our license revenues, which are primarily attributable to perpetual licenses, in particular can be impacted by short-term shifts in customer demand. As a result, our ability to forecast revenues on a quarterly or longer-term basis is limited. In addition, we base our current and future expense levels on our operating plans and sales forecasts, and our operating expenses are expected to be relatively fixed in the short term. Accordingly, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect our financial results for that quarter. The variability and unpredictability of these and other factors could result in our failing to meet or exceed financial expectations for a given period.

If we are unable to attract new customers and expand sales to existing customers, both domestically and internationally, our growth could be slower than we expect and our business may be harmed.

Our future growth depends in part upon increasing our customer base. Our ability to achieve significant growth in revenues in the future will depend, in large part, upon the effectiveness of our marketing efforts, both domestically and internationally, and our ability to attract new customers. This may be particularly challenging where an organization has already invested substantial personnel and financial resources to integrate traditional business intelligence products into its business, as such organization may be reluctant or unwilling to invest in a new product. If we fail to attract new customers and maintain and expand those customer relationships, our revenues will grow more slowly than expected and our business will be harmed.

Our future growth also depends upon expanding sales of our products to and renewing license and maintenance agreements with existing customers and their organizations. In order for us to improve our operating results, it is important that our existing customers make additional significant purchases of our products. If our customers do not purchase additional licenses or capabilities, our revenues may grow more slowly than expected, may not grow at all or may decline. Additionally, increasing incremental sales to our current customer base requires increasingly sophisticated and costly sales efforts that are targeted at senior management. There can be no assurance that our efforts would result in increased sales to existing customers, or upsells, and additional revenues. If our efforts to upsell to our customers are not successful, our business would suffer. Moreover, while most of our software is licensed and sold under perpetual license agreements, we also enter into term license agreements with some of our customers and have recently begun selling a SaaS-based product, Tableau Online, which is sold on a subscription basis. In addition, all of our maintenance and support agreements are sold on a term basis. In order for us to grow our revenues and increase profitability, it is important that our existing customers renew their maintenance and support agreements and their term licenses, if applicable, when the initial contract term expires. Our customers have no obligation to renew their term licenses or maintenance and support contracts with us after the initial terms have expired. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our software or professional services, our pricing or pricing structure, the pricing or capabilities of products or services offered by our competitors, the effects of economic conditions, or reductions in our customers’ spending levels. If our customers do not renew their agreements with us, or renew on terms less favorable to us, our revenues may decline.

We derive substantially all of our revenues from a limited number of software products.

We currently derive and expect to continue to derive substantially all of our revenues from our Tableau Desktop, Tableau Server and Tableau Online software products. As such, the continued growth in market demand of these software products is critical to our continued success. Demand for our software is affected by a number of factors, including continued market acceptance of our products, the timing of development and release of new products by our competitors, price changes by us or by our competitors, technological change, growth or contraction in the traditional and expanding business analytics market, and general economic conditions and trends. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our software, our business, results of operations, financial condition and growth prospects will be materially and adversely affected.

Our success depends on increasing the number and value of enterprise sales transactions, which typically involve a longer sales cycle, greater deployment challenges and additional support and services than sales to individual purchasers of our products.

Growth in our revenues and profitability depends in part on our ability to complete more and larger enterprise sales transactions. As we have continued to invest in our sales team and product capabilities, the number of individual sales orders over $100,000 has increased from 111 in 2011 to 239 in 2012. These larger transactions may involve significant customer negotiation. Enterprise customers may undertake a significant evaluation process, which can last from several months to a year or longer. For example, in recent periods, excluding renewals, our transactions over $100,000 have generally taken over three months to close. Any individual transaction may take substantially longer than three months to close. If our sales cycle were to lengthen in this manner, events may occur during this period that affect the size or timing of a purchase or even cause cancellations, which may lead to greater unpredictability in our business and results of operations. We will spend substantial time, effort and money on enterprise sales efforts without any assurance that our efforts will produce any sales.

We may also face unexpected deployment challenges with enterprise customers or more complicated installations of our software platform. It may be difficult to deploy our software platform if the customer has unexpected database, hardware or software technology issues. Additional deployment complexities may occur if a customer hires a third party to deploy or implement our products or if one of our indirect sales channel partners leads the implementation of our products. In addition, enterprise customers may demand more configuration and integration services, which increase our upfront investment in sales and deployment efforts, with no guarantee that these customers will increase the scope of their use. As a result of these factors, we must devote a significant amount of sales support and professional services resources to individual customers, increasing the cost and time required to complete sales. Any difficulties or delays in the initial implementation, configuration or integration of our products could cause customers to reject our software or lead to the delay or non-receipt of future orders which would harm our business, results of operations and financial condition.

If our new products and product enhancements do not achieve sufficient market acceptance, our results of operations and competitive position will suffer.

We spend substantial amounts of time and money to research and develop new software and enhanced versions of our existing software to incorporate additional features, improve functionality, function in concert with new technologies or changes to existing technologies and allow our customers to analyze a wide range of data sources. When we develop a new product or an enhanced version of an existing product, we typically incur expenses and expend resources upfront to market, promote and sell the new offering. Therefore, when we develop and introduce new or enhanced products, they must achieve high levels of market acceptance in order to justify the amount of our investment in developing and bringing them to market.

Further, we may make changes to our software that our customers do not find useful. We may also discontinue certain features, begin to charge for certain features that are currently free or increase fees for any of our features or usage of our software. We may also face unexpected problems or challenges in connection with new product or feature introductions.

Our new products or product enhancements, such as Tableau Online and our most recent release, Tableau 8.0, and changes to our existing software could fail to attain sufficient market acceptance for many reasons, including:

•	failure to predict market demand accurately in terms of software functionality and capability or to supply software that meets this demand in a timely fashion;

•	inability to operate effectively with the technologies, systems or applications of our existing or potential customers;

•	defects, errors or failures;

•	negative publicity about their performance or effectiveness;

•	delays in releasing our new software or enhancements to our existing software to the market;

•	the introduction or anticipated introduction of competing products by our competitors;

•	an ineffective sales force;

•	poor business conditions for our end-customers, causing them to delay purchases; and

•	the reluctance of customers to purchase software incorporating open source software.

In addition, because our products are designed to operate on and with a variety of systems, we will need to continuously modify and enhance our products to keep pace with changes in technology. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely fashion.

If our new software or enhancements and changes do not achieve adequate acceptance in the market, our competitive position will be impaired, and our revenues could decline. The adverse effect on our results of operations may be particularly acute because of the significant research, development, marketing, sales and other expenses we will have incurred in connection with the new software or enhancements.

We are dependent on the continued services and performance of our senior management and other key personnel, the loss of any of whom could adversely affect our business.

Our future success depends in large part on the continued contributions of our senior management and other key personnel. In particular, the leadership of key management personnel is critical to the successful management of our company, the development of our products, and our strategic direction. We do not maintain “key person” insurance for any member of our senior management team or any of our other key employees. Our senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. The loss of any of our key management personnel could significantly delay or prevent the achievement of our development and strategic objectives and adversely affect our business.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely affected.

Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel, including top technical talent from the industry and top research institutions. We face intense competition for qualified individuals from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. These companies also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. In addition, as we move into new geographies, we will need to attract and recruit skilled personnel in those areas. We have little experience with recruiting in geographies outside of the United States, and may face additional challenges in attracting, integrating and retaining international employees. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, our business will be adversely affected.

Volatility or lack of positive performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we need to increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, results of operations, financial condition and cash flows would be adversely affected.

Our growth depends on being able to expand our direct sales force successfully.

To date, most of our revenues have been attributable to the efforts of our direct sales force in the United States. In order to increase our revenues and profitability, we must increase the size of our direct sales force, both in the United States and internationally, to generate additional revenues from new and existing customers. We intend to substantially further increase our number of direct sales professionals.

We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of direct sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, as we continue to grow rapidly, a large percentage of our sales force will be new to our company and our products, which may adversely affect our sales if we cannot train our sales force quickly or effectively. Attrition rates may increase and we may face integration challenges as we continue to seek to aggressively expand our sales force. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be adversely affected.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe that our corporate culture has been a critical component to our success. We have invested substantial time and resources in building our team. As we grow and mature as a public company, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and effectively focus on and pursue our corporate objectives.

Real or perceived errors, failures or bugs in our software could adversely affect our results of operations and growth prospects.

Because our software is complex, undetected errors, failures or bugs may occur, especially when new versions or updates are released. Our software is often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures of our software or other aspects of the computing environment into which it is deployed. In addition, deployment of our software into computing environments may expose undetected errors, compatibility issues, failures or bugs in our software. Despite testing by us, errors, failures or bugs may not be found in our software until it is released to our customers. Moreover, our customers could incorrectly implement or inadvertently misuse our software, which could result in customer dissatisfaction and adversely impact the perceived utility of our products as well as our brand. Any of these real or perceived errors, compatibility issues, failures or bugs in our software could result in negative publicity, reputational harm, loss of or delay in market acceptance of our software, loss of competitive position or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation of our licensing, which could cause us to lose existing or potential customers and could adversely affect our results of operations and growth prospects.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and results of operations.

We have in the past experienced, and may in the future experience, performance issues due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud. If our security is compromised, our website is unavailable or our users are unable to download our software within a reasonable amount of time or at all, our business could be negatively affected. Moreover, if our security measures, products or services are subject to cyber-attacks that degrade or deny the ability of users to access our website, products or services, our products or services may be perceived as unsecure and we may incur significant legal and financial exposure. In particular, our cloud-based products Tableau Online and Tableau Public may be especially vulnerable to interruptions or performance problems. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. These cloud-based products are hosted at third-party data centers that are not under our direct control. If these data centers were to be damaged or suffer disruption, our ability to provide these products to our customers could be impaired and our reputation could be harmed.

In addition, it may become increasingly difficult to maintain and improve our website performance, especially during peak usage times and as our software becomes more complex and our user traffic increases. Adverse consequences could include unanticipated system disruptions, slower response times, degradation in level of customer support and impaired quality of users’ experiences, and could result in customer dissatisfaction and the loss of existing customers. We expect to continue to make significant investments to maintain and improve website performance and security and to enable rapid and secure releases of new features and applications for our software. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and results of operations may be adversely affected.

We also rely on SaaS technologies from third parties in order to operate critical functions of our business, including financial management services from NetSuite Inc. and customer relationship management services from salesforce.com, inc. If these services become unavailable due to extended outages or interruptions, security vulnerabilities or cyber-attacks, or because they are no longer available on commercially reasonably terms or prices, our expenses could increase, our ability to manage these critical functions could be interrupted and our processes for managing sales of our software and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business.

Our products use third-party software and services that may be difficult to replace or cause errors or failures of our products that could lead to a loss of customers or harm to our reputation and our operating results.

We license third-party software and depend on services from various third parties for use in our products. In the future, this software or these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of the software or services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated, which could harm our business.

In addition, any errors or defects in or failures of the third-party software or services could result in errors or defects in our products or cause our products to fail, which could harm our business and be costly to correct. Many of these providers attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our customers or third-party providers that could harm our reputation and increase our operating costs.

We will need to maintain our relationships with third-party software and service providers, and to obtain software and services from such providers that do not contain any errors or defects. Any failure to do so could adversely impact our ability to deliver effective products to our customers and could harm our operating results.

If customers demand products that provide business analytics via a SaaS business model, our business could be adversely affected.

In recent years, we believe that companies have begun to expect that key software be provided through a SaaS model, and customers may eventually require that we provide our product via a SaaS deployment. We have recently launched Tableau Online, our cloud-based service that provides our software’s core capabilities as a commercial SaaS offering. We anticipate using our current cash or future cash flows to fund further development of this product, and we may encounter difficulties that cause our costs to exceed our current expectations. Moreover, to commercially provide this product at scale, we will need to make additional investments in related infrastructure such as server farms, data centers, network bandwidth and technical operations personnel. All of these investments will negatively affect our operating results. Even if we make these investments, we may be unsuccessful in achieving significant market acceptance of this new product. Moreover, sales of a potential future SaaS offering by our competitors could adversely affect sales of all of our existing products. In addition, increasing sales of our SaaS offering could cannibalize license sales of our on-premise desktop and server products to our existing and prospective customers, which could negatively impact our overall sales growth. The migration of our customers to a SaaS model would also change the manner in which we recognize revenues, which could adversely affect our operating results and business operations.

Our success depends on our ability to maintain and expand our indirect sales channels.

Historically, we have used indirect sales channel partners, such as original equipment manufacturers, technology partners, systems integrators and resellers, to a limited degree. Indirect sales channel partners are becoming an increasingly important aspect of our business, particularly with regard to enterprise and international sales. Our future growth in revenues and profitability depends in part on our ability to identify, establish and retain successful channel partner relationships in the United States and internationally, which will take significant time and resources and involve significant risk.

We cannot be certain that we will be able to identify suitable indirect sales channel partners. To the extent we do identify such partners, we will need to negotiate the terms of a commercial agreement with them under which the partner would distribute our products. We cannot be certain that we will be able to negotiate commercially-attractive terms with any channel partner, if at all. In addition, all channel partners must be trained to distribute our products. In order to develop and expand our distribution channel, we must develop and improve our processes for channel partner introduction and training.

We also cannot be certain that we will be able to maintain successful relationships with any channel partners. These channel partners may not have an exclusive relationship with us, and may offer customers the products of several different companies, including products that compete with ours. With or without an exclusive relationship, we cannot be certain that they will prioritize or provide adequate resources for selling our products. A lack of support by any of our channel partners may harm our ability to develop, market, sell or support our products, as well as harm our brand. There can be no assurance that our channel partners will comply with the terms of our commercial agreements with them or will continue to work with us when our commercial agreements with them expire or are up for renewal. If we are unable to maintain our relationships with these channel partners, or these channel partners fail to live up to their contractual obligations, our business, results of operations and financial condition could be harmed.

Our long-term growth depends in part on being able to expand internationally on a profitable basis.

Historically, we have generated a substantial majority of our revenues from customers inside the United States and Canada. For example, approximately 81% of our total revenues in the nine months ended September 30, 2013 was derived from sales within the United States and Canada. We have begun to expand internationally and plan to continue to expand our international operations as part of our growth strategy. Expanding our international operations will subject us to a variety of risks and challenges, including:

•	increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

•	management communication and integration problems resulting from geographic dispersion and language and cultural differences;

•	sales and customer service challenges associated with operating in different countries;

•	increased reliance on indirect sales channel partners outside the United States;

•	longer payment cycles and difficulties in collecting accounts receivable or satisfying revenue recognition criteria, especially in emerging markets;

•	increased financial accounting and reporting burdens and complexities;

•	general economic or political conditions in each country or region;

•	economic uncertainty around the world and adverse effects arising from economic interdependencies across countries and regions;

•	compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations;

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compliance with laws and regulations for foreign operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our software in certain foreign markets, and the risks and costs of non-compliance;

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heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of financial statements and irregularities in financial statements;

•	fluctuations in currency exchange rates and related effects on our results of operations;

•	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

•	the need for localized software and licensing programs;

•	reduced protection for intellectual property rights in certain countries and practical difficulties and costs of enforcing rights abroad; and

•	compliance with the laws of numerous foreign taxing jurisdictions and overlapping of different tax regimes.

Any of these risks could adversely affect our international operations, reduce our international revenues or increase our operating costs, adversely affecting our business, results of operations and financial condition and growth prospects.

For example, compliance with laws and regulations applicable to our international operations increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could have adverse effects on our business. In addition, in many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. laws and regulations applicable to us. We have not historically had formal policies with respect to these laws and regulations, and have only recently begun to implement compliance procedures designed to prevent violations of these laws and regulations. There can be no assurance that all of our employees, contractors, indirect sales channel partners and agents will comply with the formal policies we will implement, or applicable laws and regulations. Violations of laws or key control policies by our employees, contractors, channel partners or agents could result in delays in revenue recognition, financial reporting misstatements, fines, penalties, or the prohibition of the importation or exportation of our software and services and could have a material adverse effect on our business and results of operations.

Our business is highly dependent upon our brand recognition and reputation, and the failure to maintain or enhance our brand recognition or reputation would likely adversely affect our business and results of operations.

We believe that maintaining and enhancing the Tableau brand identity and our reputation are critical to our relationships with our customers and channel partners and to our ability to attract new customers and channel partners. We also believe that the importance of our brand recognition and reputation will continue to increase as competition in our market continues to develop. Our success in this area will depend on a wide range of factors, some of which are beyond our control, including the following:

•	the efficacy of our marketing efforts;

•	our ability to continue to offer high-quality, innovative and error- and bug-free products;

•	our ability to retain existing customers and obtain new customers;

•	our ability to maintain high customer satisfaction;

•	the quality and perceived value of our products;

•	our ability to successfully differentiate our products from those of our competitors;

•	actions of our competitors and other third parties;

•	our ability to provide customer support and professional services;

•	any misuse or perceived misuse of our products;

•	positive or negative publicity;

•	interruptions, delays or attacks on our website; and

•	litigation- or regulatory-related developments.

Our brand promotion activities may not be successful or yield increased revenues.

Independent industry analysts often provide reviews of our products, as well as those of our competitors, and perception of our products in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products and services, our brand may be adversely affected.

Furthermore, negative publicity, whether or not justified, relating to events or activities attributed to us, our employees, our partners or others associated with any of these parties, may tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity may reduce demand for our products and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brand may be costly and time consuming, and such efforts may not ultimately be successful.

Economic uncertainties or downturns could materially adversely affect our business.

Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, the continued sovereign debt crisis, potential future government shutdowns, the federal government’s failure to raise the debt ceiling, financial and credit market fluctuations, political deadlock, natural catastrophes, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in business investments, including corporate spending on business analytics software in general and negatively affect the rate of growth of our business.

Although legislation was recently passed to fund the federal government and lift the debt ceiling, the law only does so through early 2014, and legislators will have to negotiate a longer-term solution later this year, which could lead to additional shutdowns or other disruptions. In addition, general worldwide economic conditions have experienced a significant downturn and continue to remain unstable. These conditions make it extremely difficult for our customers and us to forecast and plan future business activities accurately, and they could cause our customers to reevaluate their decisions to purchase our products, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times our customers may tighten their budgets and face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely affect our financial results.

To the extent purchases of our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general information technology spending. Also, customers may choose to develop in-house software as an alternative to using our products. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our software.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or industries in which we operate do not improve, or worsen from present levels, our business, results of operations, financial condition and cash flows could be adversely affected.

If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in U.S. dollars, could be adversely affected.

As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. Although we expect an increasing number of sales contracts to be denominated in currencies other than the U.S. dollar in the future, our sales contracts have historically been denominated in U.S. dollars, and therefore substantially all of our revenues have not been subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our software to our customers outside of the United States, which could adversely affect our business, results of operations, financial condition and cash flows. In addition, we incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in the dollar equivalent of such expenses being higher. This could have a negative impact on our reported results of operations. Although we may in the future decide to undertake foreign exchange hedging transactions to cover a portion of our foreign currency exchange exposure, we currently do not hedge our exposure to foreign currency exchange risks.

Failure to protect our intellectual property rights could adversely affect our business.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop or license under patent and other intellectual property laws of the United States, so that we can prevent others from using our inventions and proprietary information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be adversely affected. However, defending our intellectual property rights might entail significant expenses. Any of our patent rights, copyrights, trademarks or other intellectual property rights may be challenged by others, weakened or invalidated through administrative process or litigation.

As of September 30, 2013, we had ten issued U.S. patents covering our technology and 11 patent applications pending for examination in the United States. The patents that we own or license from others (including those that have issued or may issue in the future) may not provide us with any competitive advantages or may be challenged by third parties, and our patent applications may never be granted.

Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain.

Any patents that are issued may subsequently be invalidated or otherwise limited, allowing other companies to develop offerings that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention. Patent applications in the United States are typically not published until 18 months after filing or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that third parties do not have blocking patents that could be used to prevent us from marketing or practicing our patented software or technology.

Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our software is available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States (in particular, some foreign jurisdictions do not permit patent protection for software), and mechanisms for enforcement of intellectual property rights may be inadequate. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States, including the recent America Invents Act, and other national governments and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we endeavor to enter into non-disclosure agreements with our employees, licensees and others who may have access to this information, we cannot assure you that these agreements or other steps we have taken will prevent unauthorized use, disclosure or reverse engineering of our technology. Moreover, third parties may independently develop technologies or products that compete with ours, and we may be unable to prevent this competition.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert counterclaims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially viable. Any litigation, whether or not resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, results of operations, financial condition and cash flows.

We may be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners that have no relevant product revenues and against which our patents may therefore provide little or no deterrence. We have received, and may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties’ intellectual property rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to the business analytics software market.

There may be third-party intellectual property rights, including issued or pending patents that cover significant aspects of our technologies or business methods. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of our software and may be unable to compete effectively. Any of these results would adversely affect our business, results of operations, financial condition and cash flows.

Our use of open source software could negatively affect our ability to sell our software and subject us to possible litigation.

We use open source software in our software and expect to continue to use open source software in the future. We may face claims from others claiming ownership of, or seeking to enforce the license terms applicable to such open source software, including by demanding release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. Finally, we cannot assure you that we have not incorporated open source software into our software in a manner that may subject our proprietary software to an open source license that requires disclosure, to customers or the public, of the source code to such proprietary software. Any such disclosure would have a negative effect on our business and the value of our software.

We may be subject to litigation for a variety of claims, which could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business.

In addition to intellectual property litigation, we may be subject to other claims arising from our normal business activities. These may include claims, suits, and proceedings involving labor and employment, wage and hour, commercial and other matters. The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Any adverse determination related to litigation could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future results of operations, our cash flows or both.

Our success depends in part on maintaining and increasing our sales to customers in the public sector.

We derive a portion of our revenues from contracts with federal, state, local and foreign governments and agencies, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that our efforts will produce any sales. Factors that could impede our ability to maintain or increase the amount of revenues derived from government contracts include:

•	changes in fiscal or contracting policies;

•	decreases in available government funding;

•	changes in government programs or applicable requirements;

•	the adoption of new laws or regulations or changes to existing laws or regulations;

•	potential delays or changes in the government appropriations or other funding authorization processes;

•	governments and governmental agencies requiring contractual terms that are unfavorable to us, such as most-favored-nation pricing provisions; and

•	delays in the payment of our invoices by government payment offices.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our software in the future or otherwise have an adverse effect on our business, results of operations, financial condition and cash flows.

Further, to increase our sales to customers in the public sector, we must comply with laws and regulations relating to the formation, administration, performance and pricing of contracts with the public sector, including U.S. federal, state and local governmental bodies, which affect how we and our channel partners do business in connection with governmental agencies. These laws and regulations may impose added costs on our business, and failure to comply with these laws and regulations or other applicable requirements, including non-compliance in the past, could lead to claims for damages from our channel partners or government customers, penalties, termination of contracts, loss of intellectual property rights and temporary suspension or permanent debarment from government contracting. Any such damages, penalties, disruptions or limitations in our ability to do business with the public sector could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Future acquisitions could disrupt our business and adversely affect our results of operations, financial condition and cash flows.

We may choose to expand by making acquisitions that could be material to our business, results of operations, financial condition and cash flows. Our ability as an organization to successfully acquire and integrate technologies or businesses is unproven. Acquisitions involve many risks, including the following:

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an acquisition may negatively affect our results of operations, financial condition or cash flows because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, including potential write-downs of deferred revenues, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

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we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

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an acquisition may result in a delay or reduction of customer purchases for both us and the company we acquired due to customer uncertainty about continuity and effectiveness of service from either company;

•	we may encounter difficulties in, or may be unable to, successfully sell any acquired products;

•	an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

•	challenges inherent in effectively managing an increased number of employees in diverse locations;

•	the potential strain on our financial and managerial controls and reporting systems and procedures;

•	potential known and unknown liabilities associated with an acquired company;

•	our use of cash to pay for acquisitions would limit other potential uses for our cash;

•	if we incur debt to fund such acquisitions, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants;

•	the risk of impairment charges related to potential write-downs of acquired assets or goodwill in future acquisitions;

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to the extent that we issue a significant amount of equity or convertible debt securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease; and

•	managing the varying intellectual property protection strategies and other activities of an acquired company.

We may not succeed in addressing these or other risks or any other problems encountered in connection with the integration of any acquired business. The inability to integrate successfully the business, technologies, products, personnel or operations of any acquired business, or any significant delay in achieving integration, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our software, improve our operating infrastructure or acquire or develop complementary businesses and technologies. As a result, we may need to engage in equity or debt financings to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a material adverse effect on our business, operating results, financial condition and prospects.

In addition, the recent global financial crisis which included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit and substantial reductions or fluctuations in equity and currency values worldwide, may make it difficult for us to raise additional capital or obtain additional credit, when needed, on acceptable terms or at all.

Governmental export or import controls could limit our ability to compete in foreign markets and subject us to liability if we violate them.

Our products are subject to U.S. export controls, and we incorporate encryption technology into certain of our products. These products and the underlying technology may be exported only with the required export authorizations, including by license, a license exception or other appropriate government authorizations. U.S. export controls may require submission of an encryption registration, product classification and annual or semi-annual reports. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenues. Compliance with applicable regulatory requirements regarding the export of our products, including with respect to new releases of our software, may create delays in the introduction of our product releases in international markets, prevent our customers with international operations from deploying our products or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, we may be fined or other penalties could be imposed, including a denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

We may have additional tax liabilities, which could harm our business, operating results, financial condition and prospects.

Significant judgments and estimates are required in determining the provision for income taxes and other tax liabilities. Our tax expense may be impacted if our intercompany transactions, which are required to be computed on an arm’s-length basis, are challenged and successfully disputed by the tax authorities. Also, our tax expense could be impacted depending on the applicability of withholding taxes and indirect tax on software licenses and related intercompany transactions in certain jurisdictions. In determining the adequacy of income taxes, we assess the likelihood of adverse outcomes that could result if our tax positions were challenged by the Internal Revenue Service, or IRS, and other tax authorities. The tax authorities in the United States and other countries where we do business regularly examine our income and other tax returns. The ultimate outcome of these examinations cannot be predicted with certainty. Should the IRS or other tax authorities assess additional taxes as a result of examinations, we may be required to record charges to operations that could have a material impact on the results of operations, financial position or cash flows.

Determining our income tax rate is complex and subject to uncertainty.

The computation of provision for income tax is complex, as it is based on the laws of numerous taxing jurisdictions and requires significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. Provision for income tax for interim quarters is based on a forecast of our U.S. and non-U.S. effective tax rates for the year, which includes forward looking financial projections, including the expectations of profit and loss by jurisdiction, and contains numerous assumptions. Various items cannot be accurately forecasted and future events may be treated as discrete to the period in which they occur. Our provision for income tax can be materially impacted, for example, by the geographical mix of our profits and losses, changes in our business, such as internal restructuring and acquisitions, changes in tax laws and accounting guidance and other regulatory, legislative or judicial developments, tax audit determinations, changes in our uncertain tax positions, changes in our intent and capacity to permanently reinvest foreign earnings, changes to our transfer pricing practices, tax deductions attributed to equity compensation and changes in our need for a valuation allowance for deferred tax assets. For these reasons, our actual income taxes may be materially different than our provision for income tax.

The enactment of legislation implementing changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

Recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to expansion of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

Our international operations subject us to potentially adverse tax consequences.

We generally conduct our international operations through wholly-owned subsidiaries, branches and representative offices and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. In December 2012, we more closely aligned our corporate structure with our international expansion, establishing a wholly-owned subsidiary in Ireland to provide order processing, technical and administrative support to all of our international operations, except for Canada and Japan, and transferring ownership of our Germany, Singapore and United Kingdom subsidiaries to this Irish entity. Such intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our results of operations and financial condition.

Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks, and power outages, which may render it difficult or impossible for us to operate our business for some period of time. For example, we host our Tableau Online and Tableau Public products from a data center located in the San Francisco Bay Area, a region known for seismic activity. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could negatively impact our business and results of operations, and harm our reputation. In addition, we may not carry business insurance or may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a material adverse effect on our business, results of operations and financial condition. In addition, the facilities of significant customers or major strategic partners may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or material adverse effects on our business.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the business analytics software market may prove to be inaccurate. For more information regarding the forecasts of market growth included in this prospectus, see the section titled “Market, Industry and Other Data.”

Changes in financial accounting standards may cause adverse and unexpected revenue fluctuations and impact our reported results of operations.

A change in accounting standards or practices could harm our operating results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may harm our operating results or the way we conduct our business.

Risks Related to this Offering and Ownership of Our Class A Common Stock

Our stock price has been and will likely continue to be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The trading price for shares of our Class A common stock has been, and is likely to continue to be, volatile for the foreseeable future. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including the factors listed below and other factors described in this “Risk Factors” section:

•	actual or anticipated fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	ratings changes by any securities analysts who follow our company;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in our board of directors or management;

•	sales of large blocks of our Class A common stock, including sales by our executive officers, directors and significant stockholders;

•	lawsuits threatened or filed against us;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	general economic conditions in the United States and abroad; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, results of operations, financial condition and cash flows.

Substantial future sales of shares of our Class A common stock could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

In addition, as of September 30, 2013, we had options outstanding that, if fully exercised, would result in the issuance of approximately 15,334,340 shares of Class A and Class B common stock. All of the shares of Class A common stock issuable upon the exercise of options (or upon conversion of shares of Class B common stock issued upon the exercise of options) have been registered for public resale under the Securities Act of 1933, as amended, or the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements.

As of September 30, 2013, the holders of approximately 21,100,000 shares of Class B common stock, without giving effect to the sale of shares in this offering by the selling stockholders, have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for Tableau or other stockholders.

Future sales and issuances of our capital stock or rights to purchase capital stock could result in dilution of the percentage ownership of our stockholders and could cause our stock price to decline.

We may issue additional securities following the completion of this offering. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell Class A common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our Class A common stock.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

The dual class structure of our common stock and the existing ownership of capital stock by our executive officers, directors and their affiliates have the effect of concentrating voting control with our executive officers, directors and their affiliates for the foreseeable future, which will limit the ability of our other investors to influence corporate matters.

Our Class B common stock has ten votes per share and our Class A common stock has one vote per share. As of September 30, 2013, the holders of shares of Class B common stock collectively beneficially owned shares representing approximately 98.1% of the voting power of our outstanding capital stock. Our executive officers and directors and their affiliates, which include funds affiliated with New Enterprise Associates, collectively beneficially owned shares representing a substantial majority of the voting power of our outstanding capital stock as of that date. Consequently, the holders of Class B common stock, including our executive officers and directors and their affiliates, collectively control all matters submitted to our stockholders for approval. This concentrated control limits the ability of our other investors to influence corporate matters for the foreseeable future. For example, these stockholders control elections of directors, amendments of our certificate of incorporation or bylaws, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans, and approval of any merger or sale of assets for the foreseeable future. This control may adversely affect the market price of our Class A common stock.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term, which may include our executive officers and directors and their affiliates.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an “emerging growth company” for up to five years, although we will cease to be an “emerging growth company” upon the earliest of (i) December 31, 2018, (ii) the last day of the first fiscal year in which our annual gross revenues are $1 billion or more, (iii) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities or (iv) the date on which we are deemed to be a “large accelerated filer” as defined in the Securities Exchange Act of 1934, or the Exchange Act. We cannot predict if investors will find our Class A common stock less attractive or our company less comparable to certain other public companies because we will rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future financial results may not be as comparable to the financial results of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs and will make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

Being a public company and these new rules and regulations have made it more expensive for us to obtain director and officer liability insurance, and in the future we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in our filings with the Securities and Exchange Commission, or SEC, our business and financial condition have become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. If we fail to do so in a timely manner, or our internal control over financial reporting is not determined to be effective, this may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as early as the fiscal year ending December 31, 2014. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting, provided that our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, or the date we are no longer an “emerging growth company,” as defined in the JOBS Act. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our Class A or Class B common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws include provisions that:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	provide that directors may only be removed for cause;

•	require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any holder of at least 15% of our capital stock for a period of three years following the date on which the stockholder became a 15% stockholder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	the anticipated benefits associated with the use of our products;

•	our ability to continue to increase adoption of our products by our existing customers;

•	our ability to expand our customer base and the business analytics market;

•	potential benefits associated with our “land and expand” business model, including potential for a degree of financial visibility;

•	industry and technology trends;

•	economic and financial conditions;

•	future investments in our business, including in our technology, sales and marketing, and infrastructure;

•	the efficacy of our sales and marketing efforts;

•	our plans to continue to innovate and advance our products and bring them to market in a timely manner;

•	our ability to effectively scale and adapt our technology;

•	the effects of increased competition and our ability to compete effectively;

•	our ability to effectively manage our growth;

•	our plans to continue to expand internationally;

•	our plans to continue to foster our user community and maintain our culture;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to maintain and expand our distribution channels and partner ecosystem;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•

our financial performance, including our revenues, cost of revenues, gross profit and gross margin, operating expenses, ability to continue to generate positive cash flow and ability to sustain profitability;

•	the effects of seasonal trends on our results of operations;

•	trends with respect to our time to close transactions;

•	our ability to realize the intended tax benefits of our corporate structure and intercompany arrangements;

•	costs associated with defending intellectual property infringement and other claims;

•	our ability to comply with laws and regulations;

•	our plans for the Tableau Foundation;

•	our plans with respect to our customer conferences; and

•	our future capital requirements and estimates regarding the sufficiency of our cash resources.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and that we have also filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made based on such data and other similar sources and on our knowledge of the markets for our products. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The following reports described herein represent data, research opinion or viewpoints published as part of a syndicated subscription service by each of the respective publishers thereof and are not representations of fact. Such reports speak as of their respective original publication dates (and not as of the date of this prospectus) and the opinions expressed in such reports are subject to change without notice.

The industry publications, reports, surveys and forecasts containing the market and industry data cited in this prospectus are provided below:

1.	IDC Digital Universe Study, sponsored by EMC Corporation, December 2012.

2.	IDC, “Market Analysis: Worldwide Business Analytics Software 2013-2017 Forecast and 2012 Vendor Shares,” Doc# 241689, June 2013.

3.	Forrester Research, Inc., “Info Workers Will Erase The Boundary Between Enterprise and Consumer Technologies,” August 30, 2012.

4.	Forrester Research, Inc., Forrsights Workforce Employee Survey, Q4 2012.

5.	Gartner, Inc., “High-Tech Tuesday Webinar: BI and Analytics Market Trends, 2020 Vision,” December 19, 2012.

USE OF PROCEEDS

The selling stockholders are selling all of the shares of Class A common stock being sold in the offering, including any shares sold pursuant to the underwriters’ option to purchase additional shares. Accordingly, we will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders in this offering.

The principal purposes of this offering are to facilitate an orderly distribution of shares for the selling stockholders in the offering and to increase our public float.

MARKET PRICE OF CLASS A COMMON STOCK

Our Class A common stock has been listed on the New York Stock Exchange under the symbol “DATA” since May 17, 2013. Prior to that date, there was no public trading market for our Class A common stock. The following table sets forth for the periods indicated the high and low sales prices per share of our Class A common stock as reported on the New York Stock Exchange:

	High	Low
Year Ended December 31, 2013:
Second Quarter (from May 17, 2013)	$59.88	$44.00
Third Quarter	77.74	51.99
Fourth Quarter (through November 1, 2013)	73.45	59.02

On November 1, 2013, the last reported sale price of our Class A common stock on the New York Stock Exchange was $59.52 per share. As of September 30, 2013, we had 128 holders of record of our Class A common stock and 151 holders of record of our Class B common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheets data as of December 31, 2011 and 2012 from our audited consolidated financial statements that are included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the years ended December 31, 2008 and 2009 and consolidated balance sheets data as of December 31, 2008, 2009 and 2010 from our audited consolidated financial statements that are not included in this prospectus. We have derived the unaudited consolidated statements of operations data for the nine months ended September 30, 2012 and 2013 and the unaudited consolidated balance sheet data as of September 30, 2013 from our unaudited consolidated financial statements that are included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair statement of those unaudited consolidated financial statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands, except per share data)
						(unaudited)
Consolidated Statements of Operations Data:
Revenues
License	$8,769	$11,684	$24,223	$44,414	$89,883	$59,807	$101,895
Maintenance and services	4,428	6,446	9,938	17,946	37,850	26,120	49,086

Total revenues	13,197	18,130	34,161	62,360	127,733	85,927	150,981

Cost of revenues
License	39	98	67	213	305	170	523
Maintenance and services	808	1,069	1,271	2,800	10,057	6,809	11,951

Total cost of revenues(1)	847	1,167	1,338	3,013	10,362	6,979	12,474

Gross profit	12,350	16,963	32,823	59,347	117,371	78,948	138,507

Operating expenses
Sales and marketing(1)	5,658	7,920	16,440	30,363	62,333	39,125	83,426
Research and development(1)	3,469	4,019	9,734	18,387	33,065	22,706	42,514
General and administrative(1)	4,257	5,615	3,809	6,679	17,715	10,533	18,064

Total operating expenses	13,384	17,554	29,983	55,429	113,113	72,364	144,004

Operating income (loss)	(1,034)	(591)	2,840	3,918	4,258	6,584	(5,497)
Other income (expense), net	119	5	—	(16)	(54)	(49)	(350)

Income (loss) before income tax expense (benefit)	(915)	(586)	2,840	3,902	4,204	6,535	(5,847)
Income tax expense (benefit)	—	—	102	523	2,777	4,052	(1,678)

Net income (loss)	$(915)	$(586)	$2,738	$3,379	$1,427	$2,483	$(4,169)

Net income (loss) per share attributable to common stockholders:
Basic	$(0.03)	$(0.02)	$0.03	$0.04	$0.00	$0.03	$(0.09)

Diluted	$(0.03)	$(0.02)	$0.03	$0.04	$0.00	$0.03	$(0.09)

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands, except per share data)
						(unaudited)
Weighted average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	32,053	31,495	32,163	33,008	33,744	33,676	47,093

Diluted	32,053	31,495	37,833	39,431	39,652	39,597	47,093

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands)
Other Financial Data:
Non-GAAP operating income (loss)	$(855)	$(120)	$3,478	$5,366	$11,005	$9,837	$4,036
Non-GAAP net income (loss)	(736)	(115)	3,376	4,792	6,854	5,333	4,062
Free cash flow	193	(286)	8,207	7,953	7,203	9,854	7,564

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands)
						(unaudited)
Cost of revenues	$12	$29	$18	$22	$107	$66	$291
Sales and marketing	68	204	256	565	1,394	933	3,506
Research and development	68	167	262	628	2,115	1,445	3,785
General and administrative	31	71	102	233	1,180	809	1,951

Total stock-based compensation expense	$179	$471	$638	$1,448	$4,796	$3,253	$9,533

	As of December 31,					As of September 30, 2013
	2008	2009	2010	2011	2012
	(in thousands)
						(unaudited)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$13,820	$14,072	$22,611	$30,223	$39,302	$226,337
Working capital	10,502	9,982	13,193	17,181	24,231	202,720
Total assets	16,716	18,863	29,771	51,277	86,992	301,697
Total stockholders’ equity (deficit)	(8,544)	(8,598)	(4,890)	(277)	9,943	214,767

Non-GAAP Financial Results

We believe that the use of non-GAAP operating income (loss), non-GAAP net income (loss) and free cash flow is helpful to our investors. These measures, which we refer to as our non-GAAP financial measures, are not prepared in accordance with GAAP. We calculate non-GAAP operating income (loss) as operating income (loss) excluding stock-based compensation expense and, in 2012, the cash and stock-based expense associated with our funding of the Tableau Foundation. We calculate non-GAAP net income (loss) as net income (loss) excluding stock-based compensation expense and, in 2012, the cash and stock-based expense associated with our funding of the Tableau Foundation, each net of tax. Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expenses, we believe that providing non-GAAP financial measures that exclude stock-based compensation expense and, in 2012, the expense associated with our funding of the Tableau Foundation allow for more meaningful comparisons between our operating results from period to period. We calculate free cash flow as net cash provided by operating activities less net cash used in investing activities for purchases of property and equipment. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our balance sheet. All of our non-GAAP financial measures are important tools for financial and operational decision making and for evaluating our own operating results over different periods of time.

Our non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, may be different from non-GAAP financial measures used by other companies and exclude expenses that may have a material impact on our reported financial results. Further, stock-based compensation expense has been and will continue to be for the foreseeable future a significant recurring expense in our business and an important part of the compensation provided to our employees. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. We urge our investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measure to evaluate our business.

The following table reflects the reconciliation of operating income (loss) to non-GAAP operating income (loss):

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands)
Operating income (loss)	$(1,034)	$(591)	$2,840	$3,918	$4,258	$6,584	$(5,497)
Excluding:
Stock-based compensation expense	179	471	638	1,448	4,796	3,253	9,533
Funding of the Tableau Foundation	—	—	—	—	1,951	—	—

Non-GAAP operating income (loss)	$(855)	$(120)	$3,478	$5,366	$11,005	$9,837	$4,036

The following table reflects the reconciliation of net income (loss) to non-GAAP net income (loss):

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands)
Net income (loss)	$ (915)	$(586)	$2,738	$3,379	$1,427	$2,483	$(4,169)
Excluding:
Stock-based compensation expense, net of tax	179	471	638	1,413	4,207	2,850	8,231
Funding of the Tableau Foundation, net of tax	—	—	—	—	1,220	—	—

Non-GAAP net income (loss)	$ (736)	$(115)	$3,376	$4,792	$6,854	$5,333	$4,062

The following table reflects the reconciliation of net cash provided by operating activities to free cash flow:

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands)
Net cash provided by operating activities	$721	$491	$10,376	$12,883	$14,239	$15,315	$19,079
Less: Purchases of property and equipment	528	777	2,169	4,930	7,036	5,461	11,515

Free cash flow	$193	$(286)	$8,207	$7,953	$7,203	$9,854	$7,564

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.”

Overview

Our mission is to help people see and understand data. Our software products put the power of data into the hands of everyday people, allowing a broad population of business users to engage with their data, ask questions, solve problems and create value. Based on innovative core technologies originally developed at Stanford University, our products dramatically reduce the complexity, inflexibility and expense associated with traditional business intelligence applications. We currently offer four products, Tableau Desktop, a self-service analytics product for anyone with data, Tableau Server, a business intelligence platform for organizations, Tableau Online, a cloud-based hosted version of Tableau Server, and Tableau Public, a free cloud-based platform for analyzing and sharing public data.

We have sought to rapidly improve the capabilities of our products over time and intend to continue to invest in product innovation and leadership. We were founded in January 2003 and we introduced Tableau Desktop in December 2003, our first version of Tableau Server in March 2007, our first version of Tableau Public in February 2010 and our first version of Tableau Online in July 2013. Building on our foundational technology innovations, we have released eight major versions of our software, each expanding and improving our products’ capabilities. Our most recent release, Tableau 8.0, includes several new features including Web and mobile authoring, free form dashboards, forecasting, integration with enterprise applications such as salesforce.com and Google Analytics and application programming interfaces, or APIs.

Our products are used by people of diverse skill levels across all kinds of organizations, including Fortune 500 corporations, small and medium-sized businesses, government agencies, universities, research institutions and non-profits. As of September 30, 2013, we had over 15,000 customer accounts located in over 100 different countries. We define a customer account as a purchaser of our products. Customer accounts are typically organizations. In some cases, organizations will have multiple groups purchasing our software, which we count as discrete customer accounts. As of September 30, 2013, we had more than 13,500 customers. When we calculate the number of customers, we consolidate customer accounts that are affiliated with the same parent organization.

Our distribution strategy is based on a “land and expand” business model and is designed to capitalize on the ease of use, low up-front cost and collaborative capabilities of our software. To facilitate rapid adoption of our products, we provide fully-functional free trial versions of our products on our website and have created a simple pricing model. After an initial trial or purchase, which is often made to target a specific business need at a grassroots level within an organization, the use of our products often spreads across departments, divisions and geographies, via word-of-mouth, discovery of new use cases and our sales efforts.

We generate revenues primarily in the form of license fees and related maintenance and services fees. License revenues reflect the revenues recognized from sales of licenses to new customer accounts and additional licenses to existing customer accounts. License fees include perpetual, term and subscription license fees. Perpetual licenses comprised more than 90% of our license revenues for the year ended December 31, 2012. Maintenance and services revenues reflect the revenues recognized from fees paid for maintenance services (including support and unspecified upgrades and enhancements when and if they are available) and, to a lesser extent, for training and professional services that help our customers maximize the benefits from using our products. A substantial majority of our maintenance and services revenues to date has been attributable to revenues from maintenance agreements. When purchasing a license, a customer also typically purchases one year of maintenance service and has the opportunity to purchase maintenance service annually thereafter. We expect maintenance and services revenues to become a larger percentage of our total revenues as our customer base grows.

Our direct sales approach includes inside sales teams and field sales teams. We also sell our products through indirect sales channels including technology vendors, resellers, original equipment manufacturers, or OEMs, and independent software vendors, or ISVs. We view these partners as an extension of our team, playing an integral role in our growth. As of September 30, 2013, less than 10% of our sales team focused on indirect sales channels. We plan to continue to invest in our partner programs to help us enter and grow in new markets while complementing our direct sales efforts. Sales through indirect channels have historically varied from quarter to quarter, and comprised less than 25% of total revenues for the years ended December 31, 2010, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013.

With approximately 19% of our total revenues from customers located outside the United States and Canada in the nine months ended September 30, 2013, we believe there is significant opportunity to expand our international business. Our products currently support eight languages and we are aggressively expanding our direct sales force and indirect sales channels outside the United States. In addition to our presence in Australia, Canada, England and France, in 2012, we opened sales offices in Germany, Japan and Singapore. In December 2012, we more closely aligned our corporate structure with our international expansion, establishing a wholly-owned subsidiary in Ireland to provide order processing, technical and administrative support to all of our international operations, except for Canada and Japan, and transferring ownership of our Germany, Singapore and United Kingdom subsidiaries to this Irish entity. We expect this corporate structure to result in a higher near-term effective tax rate while providing worldwide tax efficiencies in the long term. We intend to invest in further expanding our worldwide footprint.

Our quarterly results reflect seasonality in the sale of our products and services. Historically, we believe a pattern of increased license sales in the fourth fiscal quarter as a result of industry buying patterns has positively impacted total revenues in that period, which has resulted in low or negative sequential revenue growth in the first quarter as compared to the prior quarter.

We have been growing rapidly in recent periods. Our total revenues for the years ended December 31, 2010, 2011 and 2012 were $34.2 million, $62.4 million and $127.7 million, respectively. Our total revenues for the nine months ended September 30, 2012 and 2013 were $85.9 million and $151.0 million, respectively. We increased the total number of customer accounts that had purchased our products from 5,300 as of December 31, 2010 to over 15,000 as of September 30, 2013. During these periods, we significantly increased the size of our workforce, particularly in our sales and marketing and research and development organizations, expanded internationally and invested in our operational infrastructure to support our growth. Our full-time employee base grew from 188 as of December 31, 2010 to 1,039 as of September 30, 2013. As a result of our significant investments in growth, our net income did not grow in a manner commensurate with our total revenues. Our net income for the years ended December 31, 2010, 2011 and 2012 was $2.7 million, $3.4 million and $1.4 million, respectively. Our net income (loss) for the nine months ended September 30, 2012 and 2013 was $2.5 million and $(4.2) million, respectively.

Factors Affecting Our Performance

We believe that our performance and future success are dependent upon a number of factors, including our ability to continue to expand and further penetrate our customer base, innovate and enhance our products, and invest in our infrastructure. While each of these areas presents significant opportunities for us, they also pose significant risks and challenges that we must successfully address. See the section titled “Risk Factors.”

Investment in Expansion and Further Penetration of Our Customer Base

Our performance depends on our ability to continue to attract new customers and to increase adoption of our products within our existing customers, both domestically and internationally. Our ability to increase adoption amongst existing customers is particularly important in light of our land and expand business model. We believe the existing market for business analytics software is underserved. We believe that we have an addressable market that is substantially larger than the market for traditional business analytics software. As a result, we believe we have the opportunity to substantially expand our customer base and to increase adoption of our products within and across our existing customers.

In order to expand and further penetrate our customer base, we have made and plan to continue to make significant investments in expanding our direct sales teams and indirect sales channels, and increasing our brand awareness. We plan to continue to significantly increase the size of our sales and marketing team domestically and internationally, particularly in the near term. We also intend to expand our online and offline marketing efforts to increase our brand awareness.

Investment in Innovation and Advancement of Our Products

Our performance is also significantly dependent on the investments we make in our research and development efforts, and in our ability to continue to innovate, improve functionality, adapt to new technologies or changes to existing technologies, and allow our customers to analyze data from a large and expanding range of data stores. We have recently been focusing on a cloud offering and in July 2013 we released Tableau Online, a cloud-based version of Tableau Server. We intend to continue to invest in product innovation and leadership, including hiring top technical talent, focusing on core technology innovation and maintaining an agile organization that supports rapid release cycles.

Investment in Infrastructure

We have made and expect to continue to make substantial investments in our infrastructure in connection with enhancing and expanding our operations domestically and internationally. For example, in December 2012, we invested in a reorganization of our corporate structure to more closely align it with our international expansion, including the establishment of a wholly-owned subsidiary in Ireland. Also in 2012, we opened sales offices in Germany, Japan and Singapore. We expect to continue to open new sales offices internationally and domestically. Our international expansion efforts have resulted and will result in increased costs and are subject to a variety of risks, including those associated with communication and integration problems resulting from geographic dispersion and language and cultural differences, and compliance with laws of multiple countries. Moreover, the investments we have made and will make in our international organization may not result in our expected benefits. In addition, if Tableau Online is commercially successful, we expect to make additional investments in related infrastructure such as server farms, data centers, network bandwidth and technical operations personnel; however, we currently expect to rely on our current cash on hand and cash generated from our operations to fund these investments. These costs could adversely affect our operating results. We also expect to make additional investments in our infrastructure as we continue to transition to operation as a public company.

Mix and Timing of Sales

Our land and expand business model results in a wide variety of sales transaction sizes, ranging from a single Tableau Desktop order of $1,000-$2,000 to Tableau Desktop and Tableau Server orders of over $1.0 million. As we have continued to invest in our sales team and product capabilities, the number of individual sales orders over $100,000 has increased from 111 in 2011 to 239 in 2012. The time it takes to close a transaction, defined as the time between when a sales opportunity is entered in our customer relationship management system until when a related license agreement is signed with the customer, generally varies with the size of the transaction. Excluding renewals, in recent periods, our transactions over $100,000 have generally taken over three months to close, whereas transactions of less than $100,000 have generally taken fewer than three months to close.

Certain Key Financial Metrics

The following table summarizes certain of our key financial metrics:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)
Non-GAAP operating income	$3,478	$5,366	$11,005	$9,837	$4,036
Non-GAAP net income	3,376	4,792	6,854	5,333	4,062
Free cash flow	8,207	7,953	7,203	9,854	7,564

Non-GAAP Operating Income (Loss)

Non-GAAP operating income is a non-GAAP financial measure that we calculate as operating income (loss) excluding stock-based compensation expense and, in 2012, the cash and stock-based expense associated with our funding of the Tableau Foundation. Non-GAAP operating income increased substantially from 2010 to 2012 as a result of increased domestic and international demand for our products and services from new and existing customers, offset in part by increased operating expenses attributable to increased headcount. Non-GAAP operating income decreased for the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012, as a result of increased operating expenses attributable to increased headcount, offset in part by increased domestic and international demand for our products and services from new and existing customers. For more information about non-GAAP operating income and a reconciliation of non-GAAP operating income to operating income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Results.”

Non-GAAP Net Income

Non-GAAP net income is a non-GAAP financial measure that we calculate as net income (loss) excluding stock-based compensation expense and, in 2012, the cash and stock-based expense associated with our funding of the Tableau Foundation, each net of tax. Non-GAAP net income increased from 2010 to 2012 as a result of increases in non-GAAP operating income, offset in part by increases in our provision for income taxes. Non-GAAP income decreased for the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012, as a result of increased operating expenses attributable to increased headcount, offset in part by increased domestic and international demand for our products and services from new and existing customers and a tax benefit in the nine months ended September 30, 2013 compared to a provision in the nine months ended September 30, 2012. For more information about non-GAAP net income and a reconciliation of non-GAAP net income to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Results.”

Free Cash Flow

Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by operating activities less net cash used in investing activities for purchases of property and equipment. Although net cash provided by operating activities increased from $10.4 million in 2010 to $14.2 million in 2012, free cash flow decreased during that period as a result of significant increases in purchases of property and equipment from 2010 to 2012 to support our increased headcount and build-out of operational infrastructure. Free cash flow decreased for the nine months ended September 30, 2013, as compared to the nine months ended September 30, 2012 as a result of significant increases in purchases of property and equipment to support our increased headcount and build-out of operational infrastructure. For more information about free cash flow and a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Results.”

Components of Operating Results

Revenues

License revenues.    License revenues consist of the revenues recognized from sales of licenses to new customers and additional licenses to existing customers. More than 90% of our license revenues for the year ended December 31, 2012 and for the nine months ended September 30, 2013 resulted from perpetual licenses, under which we generally recognize the license fee portion of the arrangement upfront, assuming all revenue recognition criteria are satisfied. In each of the past three years, as well as in each of the nine month periods ended September 30, 2012 and 2013, our existing customer accounts in aggregate have generated at least as much perpetual license revenues as they had in the previous year. In the future, we expect this buying pattern to moderate with the continued growth of our customer base. In addition, a small number of customers have purchased term or subscription licenses, under which we recognize the license fee ratably, on a straight-line basis, over the term of the license. For example, we sell licenses for Tableau Online, which we introduced in July 2013, on a subscription basis. To date, we have not derived a significant amount of revenues from term or subscription licenses.

Maintenance and services revenues.    Maintenance and services revenues consist of revenues from maintenance agreements and, to a lesser extent, professional services and training. A substantial majority of our maintenance and services revenues to date has been attributable to revenues from maintenance agreements. When purchasing a perpetual license, a customer also typically purchases one year of maintenance, and has the opportunity to purchase maintenance annually thereafter. We currently charge approximately 25% of the price of the perpetual license for each year of maintenance service, although this price may vary with regard to large enterprise sales. We measure the aggregate perpetual license maintenance renewal rate for our customers in a 12-month period of time, based on a dollar renewal rate for contracts expiring during that time period. Our maintenance renewal rate is measured three months after the 12-month period ends to account for late renewals. Our aggregate maintenance renewal rate for each of the 12-month periods ended December 31, 2011 and 2012 and June 30, 2013 has been over 90%.

When a term or subscription license is purchased, maintenance service is typically bundled with the license for the term of the license period. Customers with maintenance agreements are entitled to receive support and unspecified upgrades and enhancements if and when they become available during the maintenance term. We recognize the revenues associated with maintenance agreements ratably, on a straight-line basis, over the associated maintenance term. In arrangements involving a term or subscription license, we recognize both the license and maintenance revenues ratably, on a straight-line basis, over the contract term. Term and subscription license revenues are included in License revenues on our consolidated statement of operations. We also have a professional services organization focused on both training and assisting our customers to fully leverage the use of our products. We recognize the revenues associated with these professional services on a time and materials basis as we deliver the services or provide the training.

We expect maintenance and services revenues to become a larger percentage of our total revenues as our customer base grows.

Cost of Revenues

Cost of license revenues.    Cost of license revenues primarily consists of referral fees paid to third parties. For Tableau Online, cost of license revenues is calculated through an allocation of shared costs, which was immaterial for the period ended September 30, 2013.

Cost of maintenance and services revenues.    Cost of maintenance and services revenues includes salaries, benefits and stock-based compensation expense associated with our technical support and services organization, as well as allocated overhead. Allocated overhead includes overhead costs for depreciation of equipment, facilities (consisting of leasehold improvements and rent) and technical operations (including costs for compensation of our personnel and costs associated with our infrastructure). We recognize expenses related to our technical support and services organization as they are incurred. We expect the cost of maintenance and services revenues to increase as a percentage of maintenance and services revenues due to increased investment in our technical support and services organization to support our expanding customer base.

We expect that the cost of revenues will increase as a percentage of total revenues as we expand our technical support capabilities worldwide and seek to expand our product and service offerings.

Gross Profit and Gross Margin

Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. We expect that our gross margin may fluctuate from period to period as a result of changes in product and services mix, direct and indirect sales mix and the introduction of new products by us or our competitors.

Operating Expenses

Our operating expenses are classified into three categories: sales and marketing, research and development, and general and administrative. For each category, the largest component is personnel costs, which include salaries, employee benefit costs, bonuses, commissions, as applicable, and stock-based compensation expense.

Sales and marketing.    Sales and marketing expenses primarily consist of personnel-related costs attributable to our sales and marketing personnel, commissions earned by our sales personnel, marketing, travel and facility related costs and allocated overhead. We expect sales and marketing expenses to significantly increase, in absolute dollars, for the remainder of 2013 as compared to 2012 primarily due to our planned growth in our sales and marketing organization, both domestically and internationally. We expect sales and marketing expenses to be our largest category of operating expenses as we continue to expand our business.

Research and development.    Research and development expenses primarily consist of personnel-related costs attributable to our research and development personnel and allocated overhead. We have devoted our product development efforts primarily to develop new products, incorporate additional features, improve functionality and adapt to new technologies or changes to existing technologies. We expect that our research and development expenses will continue to increase, in absolute dollars, for the remainder of 2013 as compared to 2012 as we increase our research and development headcount to further strengthen our software and invest in the development of our products.

General and administrative.    General and administrative expenses primarily consist of personnel-related costs attributable to our executive, finance, legal, human resources and administrative personnel, legal, accounting and other professional services fees, other corporate expenses and allocated overhead. In 2012, general and administrative expenses included cash and stock-based expenses associated with our funding of the Tableau Foundation. We have recently incurred additional expenses due to expanding our operations and in connection with our initial public offering, and will continue to incur additional expenses associated with being a publicly traded company, including higher legal, corporate insurance and accounting expenses, and the additional costs of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act and other regulations. We also expect that general and administrative expenses will continue to increase, in absolute dollars, for the remainder of 2013 as compared to 2012 as we further expand our operations, particularly internationally.

Other Income (Expense), Net

Other income (expense), net consists primarily of gains and losses on foreign currency transactions and interest income on our cash and cash equivalents balances.

Income Tax Expense (Benefit)

Our income taxes are based on the amount of our taxable income and enacted federal, state and foreign tax rates, as adjusted for allowable credits and deductions. Our provision for income taxes consists of federal, state and foreign taxes. As of December 31, 2012, we had fully utilized all available federal net operating loss and research and development tax credits.

We generally conduct our international operations through wholly-owned subsidiaries, branches and representative offices and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our corporate structure and intercompany arrangements align with the international expansion of our business activities. The application of the tax laws of various jurisdictions, including the United States, to our international business activities is subject to interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine the manner in which we operate our business is not consistent with the manner in which we report our income to the jurisdictions. If such a disagreement were to occur, and our positions were not sustained, we could be required to pay additional taxes, interest and penalties, resulting in higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Our income tax provision may be significantly affected by changes to our estimates for taxes in jurisdictions in which we operate and other estimates utilized in determining our global effective tax rate. Actual results may also differ from our estimates based on changes in tax laws and economic conditions. Such changes could have a substantial impact on the income tax provision and effective income tax rate.

In addition, we are subject to the continuous examinations of our income tax returns by different tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Common Stock Fair Value Reassessment

The initial public offering price range of our Class A common stock was in excess of the previously determined fair values of our common stock. As a result, we retrospectively reassessed the historical assumptions used in our determination of the fair value of our common stock for option awards made since December 2012, as well as to the common shares donated to the Tableau Foundation on December 31, 2012. This reassessment resulted in revisions to our previously issued financial statements. For further information, see “—Offering Price and Fair Value Reassessment” on page 78 and Note 13 to our consolidated financial statements on pages F-27 and F-28.

Results of Operations

The following tables set forth our results of operations for the periods presented and as a percentage of our total revenues for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)
				(unaudited)
Consolidated Statements of Operations Data:
Revenues
License	$24,223	$44,414	$89,883	$59,807	$101,895
Maintenance and services	9,938	17,946	37,850	26,120	49,086

Total revenues	34,161	62,360	127,733	85,927	150,981

Cost of revenues
License	67	213	305	170	523
Maintenance and services	1,271	2,800	10,057	6,809	11,951

Total cost of revenues	1,338	3,013	10,362	6,979	12,474

Gross profit	32,823	59,347	117,371	78,948	138,507

Operating expenses
Sales and marketing	16,440	30,363	62,333	39,125	83,426
Research and development	9,734	18,387	33,065	22,706	42,514
General and administrative	3,809	6,679	17,715	10,533	18,064

Total operating expenses	29,983	55,429	113,113	72,364	144,004

Operating income (loss)	2,840	3,918	4,258	6,584	(5,497)
Other income (expense), net	—	(16)	(54)	(49)	(350)

Income (loss) before income tax expense (benefit)	2,840	3,902	4,204	6,535	(5,847)
Income tax expense (benefit)	102	523	2,777	4,052	(1,678)

Net income (loss)	$2,738	$3,379	$1,427	$2,483	$(4,169)

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(as a percentage of total revenues)
				(unaudited)
Consolidated Statements of Operations Data:
Revenues
License	70.9%	71.2%	70.4%	69.6%	67.5%
Maintenance and services	29.1	28.8	29.6	30.4	32.5

Total revenues	100.0	100.0	100.0	100.0	100.0

Cost of revenues
License	0.2	0.3	0.2	0.2	0.4
Maintenance and services	3.7	4.5	7.9	7.9	7.9

Total cost of revenues	3.9	4.8	8.1	8.1	8.3

Gross profit	96.1	95.2	91.9	91.9	91.7

Operating expenses
Sales and marketing	48.1	48.7	48.8	45.5	55.2
Research and development	28.5	29.5	25.9	26.4	28.2
General and administrative	11.2	10.7	13.9	12.3	12.0

Total operating expenses	87.8	88.9	88.6	84.2	95.4

Operating income (loss)	8.3	6.3	3.3	7.7	(3.7)
Other income (expense), net	0.0	0.0	0.0	(0.1)	(0.2)

Income (loss) before income tax expense (benefit)	8.3	6.3	3.3	7.6	(3.9)
Income tax expense (benefit)	0.3	0.9	2.2	4.7	(1.1)

Net income (loss)	8.0%	5.4%	1.1%	2.9%	(2.8)%

Comparison of Nine Months Ended September 30, 2012 and 2013

Revenues

	Nine Months Ended September 30,		% Change
	2012	2013
	(dollars in thousands)
Revenues
License	$59,807	$101,895	70.4%
Maintenance and services	26,120	49,086	87.9%

Total revenues	$85,927	$150,981	75.7%

	Nine Months Ended September 30,
	2012	2013
	(as a percentage of total revenues)
Revenues
License	69.6%	67.5%
Maintenance and services	30.4	32.5

Total revenues	100.0%	100.0%

Total revenues increased $65.1 million from $85.9 million in the nine months ended September 30, 2012 to $151.0 million in the nine months ended September 30, 2013, with 70% and 88% year-over-year growth in license and maintenance and services revenues, respectively. Total revenues growth was attributable to increased demand for our products and services from new and existing customers. For example, we added over 4,000 customer accounts in the nine months ended September 30, 2013. License revenues increased $42.1 million from the nine months ended September 30, 2012 to the nine months ended September 30, 2013 as we continued to increase sales both domestically and internationally. The increase in license revenues was a direct result of our investment in our products and in our sales and marketing efforts. The substantial majority of our license revenues was attributable to sales of perpetual licenses. The increase in maintenance and services revenues was primarily due to increases in sales of maintenance agreements resulting from the growth of our customer base. Total revenues derived from our customer accounts outside of the United States and Canada increased, as a percentage of total revenues, from 16% for the nine months ended September 30, 2012 to 19% for the nine months ended September 30, 2013.

Cost of Revenues and Gross Margin

	Nine Months Ended September 30,		% Change
	2012	2013
	(dollars in thousands)
Cost of revenues
License	$170	$523	207.6%
Maintenance and services	6,809	11,951	75.5%

Total cost of revenues	$6,979	$12,474	78.7%

	Nine Months Ended September 30,
	2012	2013
Gross Margin
License	99.7%	99.5%
Maintenance and services	73.9%	75.7

Total gross margin	91.9%	91.7%

Total cost of revenues increased $5.5 million from $7.0 million in the nine months ended September 30, 2012 to $12.5 million in the nine months ended September 30, 2013. This increase was primarily due to the increased cost of providing maintenance and services to our expanding customer base. The $5.1 million increase in cost of maintenance and services revenues from the nine months ended September 30, 2012 to the nine months ended September 30, 2013 was primarily related to an increase in compensation expense of $3.1 million due to increased headcount, $1.1 million in facilities and allocated overhead costs and $0.6 million in additional travel costs. Our total number of technical support and services headcount increased from 69 employees as of September 30, 2012 to 95 employees as of September 30, 2013. Total gross margin remained relatively flat in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012.

Operating Expenses

	Nine Months Ended September 30,		% Change
	2012	2013
	(dollars in thousands)
Operating expenses
Sales and marketing	$39,125	$83,426	113.2%
Research and development	22,706	42,514	87.2%
General and administrative	10,533	18,064	71.5%

Total operating expenses	$72,364	$144,004	99.0%

	Nine Months Ended September 30,
	2012	2013
	(as a percentage of total revenues)
Operating expenses
Sales and marketing	45.5%	55.2%
Research and development	26.4	28.2
General and administrative	12.3	12.0

Total operating expenses	84.2%	95.4%

Sales and Marketing

Sales and marketing expenses increased $44.3 million from $39.1 million in the nine months ended September 30, 2012 to $83.4 million in the nine months ended September 30, 2013. This increase was primarily due to an increase in compensation expense of $31.0 million resulting from increased sales headcount as we expanded our sales organization both domestically and internationally, as well as commissions on increased customer orders. Our total number of sales and marketing headcount increased from 254 employees as of September 30, 2012 to 459 employees as of September 30, 2013. The remainder of the increase was primarily attributable to a $5.4 million increase in facilities and allocated overhead cost, $4.1 million in additional marketing costs and $3.3 million in additional travel costs.

Research and Development

Research and development expenses increased $19.8 million from $22.7 million in the nine months ended September 30, 2012 to $42.5 million in the nine months ended September 30, 2013. This increase was primarily due to an increase in compensation expense of $16.6 million resulting from increased headcount as part of our focus on further developing and enhancing our products and $2.6 million in facilities and allocated overhead costs. Our total number of research and development headcount increased from 168 employees as of September 30, 2012 to 297 employees as of September 30, 2013.

General and Administrative

General and administrative expenses increased $7.6 million from $10.5 million for the nine months ended September 30, 2012 to $18.1 million for the nine months ended September 30, 2013. This increase was primarily due to an increase in compensation expense of $3.5 million resulting from increased headcount to support our overall growth. Our total number of general and administrative headcount increased from 47 employees as of September 30, 2012 to 70 employees as of September 30, 2013. The remainder of the increase was primarily attributable to $3.1 million in accounting, legal, insurance and recruiting expenses to support growth in our business as well as costs associated with becoming a public company.

Other Income (Expense), Net

	Nine Months Ended September 30,
	2012	2013
	(in thousands)
Other income (expense), net	$(49)	$(350)

Other income (expense), net increased due to expenses associated with foreign currency exchange transactions.

Income Tax Expense (Benefit)

	Nine Months Ended September 30,
	2012	2013
	(dollars in thousands)
Income tax expense (benefit)	$4,052	$(1,678)
Effective tax rate	62.0%	28.7%
Period specific items	$—	$(1,148)

For the nine months ended September 30, 2013, our effective tax rate was 28.7% inclusive of a $(1.1) million net favorable period-specific item primarily related to the retroactive reinstatement of the U.S. research and development credit. For the nine months ended September 30, 2012, our effective tax rate was 62.0%.

Comparison of Years Ended December 31, 2010, 2011 and 2012

Revenues

	Year Ended December 31,			2010 to 2011 % change	2011 to 2012 % change
	2010	2011	2012
	(dollars in thousands)
Revenues
License	$24,223	$44,414	$89,883	83.4%	102.4%
Maintenance and services	9,938	17,946	37,850	80.6%	110.9%

Total revenues	$34,161	$62,360	$127,733	82.5%	104.8%

	Year Ended December 31,
	2010	2011	2012
	(as a percentage of total revenues)
Revenues
License	70.9%	71.2%	70.4%
Maintenance and services	29.1	28.8	29.6

Total revenues	100.0%	100.0%	100.0%

Year ended December 31, 2012 compared to year ended December 31, 2011.    Total revenues increased $65.4 million from $62.4 million in 2011 to $127.7 million in 2012, with 102% and 111% year-over-year growth in license and maintenance and services revenues, respectively. Total revenues growth was attributable to the increased demand for our products and services from new and existing customers. For example, our total customer accounts increased 41% from approximately 7,700 customer accounts as of December 31, 2011 to approximately 11,000 customer accounts as of

December 31, 2012. License revenues increased $45.5 million year over year as we continued to increase sales both domestically and internationally. The increase in license revenues was a direct result of our investment in our products and in our sales and marketing efforts, which increased significantly in 2012 compared to 2011, as further described below. In 2012, more than 90% of our license revenues resulted from perpetual licenses. Of the revenues from perpetual license sales recognized in 2012, 36% was attributable to perpetual license sales to new customer accounts gained in 2012 and 64% was attributable to perpetual license sales to customer accounts existing on or before December 31, 2011. The increase in maintenance and services revenues was primarily due to increases in sales of maintenance agreements. Total revenues derived from our customer accounts outside of the United States and Canada, increased slightly as a percentage of total revenues, from 16% in 2011 to 17% in 2012.

Year ended December 31, 2011 compared to year ended December 31, 2010.    Total revenues increased $28.2 million from $34.2 million in 2010 to $62.4 million in 2011, with 83% and 81% year-over-year growth in license and maintenance and services revenues, respectively. Total revenues growth was attributable to increased demand for our products and services from existing and new customers. For example, our total number of customer accounts increased 45% from approximately 5,300 customer accounts as of December 31, 2010 to approximately 7,700 customer accounts as of December 31, 2011. License revenues increased $20.2 million year over year as we continued to increase sales both domestically and internationally. The increase in license revenues was a direct result of our continued investment in our products and in our sales and marketing efforts, which increased significantly in 2011 compared to 2010, as further described below. The majority of our license revenues were attributable to sales of perpetual licenses. Of the revenues from perpetual license sales recognized in 2011, 41% was attributable to perpetual license sales to new customer accounts gained in 2011 and 59% was attributable to perpetual license sales to customer accounts existing on or before December 31, 2010. The increase in maintenance and services revenues was primarily due to increases in sales of maintenance agreements. Total revenues derived from customer accounts outside of the United States and Canada, increased slightly as a percentage of total revenues, from 15% in 2010 to 16% in 2011.

Cost of Revenues and Gross Margin

	Year Ended December 31,			2010 to 2011 % change	2011 to 2012 % change
	2010	2011	2012
	(dollars in thousands)
Cost of revenues
License	$67	$213	$305	217.9%	43.2%
Maintenance and services	1,271	2,800	10,057	120.3%	259.2%

Total cost of revenues	$1,338	$3,013	$10,362	125.2%	243.9%

	Year Ended December 31,
	2010	2011	2012
	(as a percentage of revenues)
Gross margin
License	99.7%	99.5%	99.7%
Maintenance and services	87.2%	84.4%	73.4%
Total gross margin	96.1%	95.2%	91.9%

Year ended December 31, 2012 compared to year ended December 31, 2011.    Total cost of revenues increased $7.3 million from $3.0 million in 2011 to $10.4 million in 2012. This increase was primarily due to the increased cost of providing maintenance and services to our expanding customer base. The $7.3 million increase in cost of maintenance and services revenues from 2011 to 2012 was primarily related to an increase in compensation expense of $4.1 million due to increased headcount, $1.6 million in facilities and allocated overhead costs and $0.8 million in professional service fees. Our total number of technical support and services headcount increased from 25 employees as of December 31, 2011 to 76 employees as of December 31, 2012. Total gross margin decreased by approximately three percentage points from 2011 to 2012 primarily due to increased investment in our technical support and services organization for personnel and other costs to support our expanded customer base.

Year ended December 31, 2011 compared to year ended December 31, 2010.    Total cost of revenues increased $1.7 million from $1.3 million in 2010 to $3.0 million in 2011. This increase was primarily due to the increased cost of providing maintenance and services to our expanding customer base. The $1.5 million increase in cost of maintenance and services revenues from 2010 to 2011 was primarily related to $0.6 million in facilities and allocated overhead expense as well as an increase in compensation and associated overhead expense of $0.5 million due to increased headcount. Our total number of technical support and services headcount increased from 11 employees as of December 31, 2010 to 25 employees as of December 31, 2011. Total gross margin decreased by approximately one percentage point from 2010 to 2011 primarily due to increased investment in our technical support and services organization for personnel and other costs to support our expanded customer base.

Operating Expenses

	Year Ended December 31,			2010 to 2011 % change	2011 to 2012 % change
	2010	2011	2012
	(dollars in thousands)
Operating expenses
Sales and marketing	$16,440	$30,363	$62,333	84.7%	105.3%
Research and development	9,734	18,387	33,065	88.9%	79.8%
General and administrative	3,809	6,679	17,715	75.3%	165.2%

Total operating expenses	$29,983	$55,429	$113,113	84.9%	104.1%

	Year Ended December 31,
	2010	2011	2012
	(as a percentage of total revenues)
Operating expenses
Sales and marketing	48.1%	48.7%	48.8%
Research and development	28.5	29.5	25.9
General and administrative	11.2	10.7	13.9

Total operating expenses	87.8%	88.9%	88.6%

Sales and Marketing

Year ended December 31, 2012 compared to year ended December 31, 2011.    Sales and marketing expenses increased $32.0 million from $30.4 million in 2011 to $62.3 million in 2012. This increase was primarily due to an increase in compensation expense of $22.2 million resulting from increased sales headcount as we expanded our sales organization both domestically and internationally, as well as commissions on increased customer orders. Our sales and marketing headcount increased from 137 employees as of December 31, 2011 to 321 employees as of December 31, 2012. The remainder of the increase was primarily attributable to $3.0 million in additional marketing costs, $2.9 million in additional travel and entertainment costs, and $2.4 million in additional facilities and allocated overhead costs in 2012 as compared to 2011.

Year ended December 31, 2011 compared to year ended December 31, 2010.    Sales and marketing expenses increased $13.9 million from $16.4 million in 2010 to $30.4 million in 2011. This increase was primarily due to an increase in compensation expense of $8.5 million resulting from increased sales headcount as we expanded our sales organization, as well as commissions on increased customer orders. Our sales and marketing headcount increased from 74 employees as of December 31, 2010 to 137 employees as of December 31, 2011. The remainder of the increase was primarily attributable to $2.1 million additional marketing costs, $1.9 million in facilities and allocated overhead costs and $0.9 million for additional travel and entertainment costs in 2011 as compared to 2010.

Research and Development

Year ended December 31, 2012 compared to year ended December 31, 2011.    Research and development expenses increased $14.7 million from $18.4 million in 2011 to $33.1 million in 2012. This increase was primarily due to an increase in compensation expenses of $12.2 million resulting from increased headcount as part of our focus on further developing and enhancing our products and $1.9 million in facilities and allocated overhead costs. Our research and development headcount increased from 108 employees as of December 31, 2011 to 205 employees as of December 31, 2012.

Year ended December 31, 2011 compared to year ended December 31, 2010.    Research and development expenses increased $8.7 million from $9.7 million in 2010 to $18.4 million in 2011. This increase was primarily due to an increase in compensation expenses of $7.0 million resulting from increased headcount as part of our focus on further developing and enhancing our products and $1.1 million in facilities and allocated overhead costs. Our research and development headcount increased from 61 employees as of December 31, 2010 to 108 employees as of December 31, 2011.

General and Administrative

Year ended December 31, 2012 compared to year ended December 31, 2011.    General and administrative expenses increased $11.0 million from $6.7 million in 2011 to $17.7 million in 2012. This increase was primarily attributable to an increase in compensation expenses of $4.4 million resulting from increased headcount to support our overall growth. Our general and administrative headcount increased from 36 employees as of December 31, 2011 to 59 employees as of December 31, 2012. The increase was also attributable to $1.8 million in accounting, legal and recruiting expenses to support growth in our business, $1.2 million in facilities and allocated overhead costs, and additional costs incurred in preparation for our initial public offering. The remainder of the increase was primarily related to the establishment of a donor-advised charitable foundation operating as the Tableau Foundation.

Year ended December 31, 2011 compared to year ended December 31, 2010.    General and administrative expenses increased $2.9 million from $3.8 million in 2010 to $6.7 million in 2011. This increase was primarily due to an increase in compensation expenses of $1.4 million resulting from increased headcount to support our overall growth. Our general and administrative headcount increased from 19 employees as of December 31, 2010 to 36 employees as of December 31, 2011. The remainder of the increase was primarily attributable to professional services fees of $0.7 million related primarily to the use of independent contractors.

Other Income (Expense), Net

	Year Ended December 31,
	2010	2011	2012
	(dollars in thousands)
Other income (expense), net	$—	$(16)	$(54)

Other income (expense), net increased due to expenses associated with foreign currency exchange transactions.

Provision for Income Taxes

	Year Ended December 31,			2010 to 2011 % change	2011 to 2012 % change
	2010	2011	2012
	(dollars in thousands)
Provision for income taxes	$102	$523	$2,777	412.7%	431.0%
Effective income tax rate	3.6%	13.4%	66.1%	272.2%	393.3%

Year ended December 31, 2012 compared to year ended December 31, 2011.    Our provision for income taxes and effective income tax rate both increased from 2011 to 2012, as a result of the release of the valuation allowance in 2011, increased non-deductible stock-based compensation expense in 2012 and the expiration of the federal research and development tax credit at the end of 2011. The provision for income tax also increased as a result of the growth in net income before provision for income taxes in 2012. As of December 31, 2012, we had fully utilized all available federal net operating loss and research and development tax credits.

Year ended December 31, 2011 compared to year ended December 31, 2010.    For periods prior to 2011, we had established a full valuation allowance on our net deferred income tax assets. This valuation allowance was released in 2011. Our provision for income taxes increased due to the increase in pre-tax income and as a result of our release of the valuation allowance on our deferred income tax assets.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for the eleven quarters ended September 30, 2013, as well as the percentage that each line item represents of total revenues. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of our consolidated results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly results of operations will vary in the future. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013
	(in thousands)
Consolidated Statements of Operations Data:
Revenues
License	$7,266	$9,574	$10,286	$17,288	$17,456	$20,239	$22,112	$30,076	$26,426	$33,518	$41,951
Maintenance and services	3,310	4,095	4,677	5,864	7,229	8,877	10,014	11,730	13,592	16,366	19,128

Total revenues	10,576	13,669	14,963	23,152	24,685	29,116	32,126	41,806	40,018	49,884	61,079

Cost of revenues
License	6	94	37	76	56	93	21	135	176	110	237
Maintenance and services	464	633	763	940	1,615	2,406	2,788	3,248	3,374	4,236	4,341

Total cost of revenues(1)	470	727	800	1,016	1,671	2,499	2,809	3,383	3,550	4,346	4,578

Gross profit	10,106	12,942	14,163	22,136	23,014	26,617	29,317	38,423	36,468	45,538	56,501

Operating expenses
Sales and marketing(1)	5,036	6,268	7,495	11,564	10,577	12,983	15,565	23,208	23,673	27,565	32,189
Research and development(1)	3,681	4,374	4,969	5,363	6,725	7,493	8,488	10,359	12,941	14,135	15,438
General and administrative(1)	1,350	1,447	1,832	2,050	2,915	3,340	4,278	7,182	5,601	6,118	6,345

Total operating expenses	10,067	12,089	14,296	18,977	20,217	23,816	28,331	40,749	42,215	47,818	53,972

Operating income (loss)	$39	$853	$(133)	$3,159	$2,797	$2,801	$986	$(2,326)	$(5,747)	$(2,280)	2,529
Other income (expense), net	(5)	—	(12)	1	(11)	(16)	(22)	(5)	(53)	(119)	(177)

Income (loss) before income tax expense (benefit)	34	853	(145)	3,160	2,786	2,785	964	(2,331)	(5,800)	(2,399)	2,352
Income tax expense (benefit)	28	42	16	437	1,729	1,726	597	(1,275)	(1,765)	176	(89)

Net income (loss)	$6	$811	$(161)	$2,723	$1,057	$1,059	$367	$(1,056)	$(4,035)	$(2,575)	$2,441

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013
	(in thousands)
Cost of revenues	$5	$6	$5	$6	$15	$23	$28	$41	$73	$105	$113
Sales and marketing	102	151	151	161	265	318	350	461	819	1,245	1,442
Research and development	121	169	166	172	426	488	531	670	1,035	1,277	1,473
General and administrative	42	56	58	77	245	276	288	371	572	677	702

Total stock-based compensation expense	$270	$382	$380	$416	$951	$1,105	$1,197	$1,543	$2,499	$3,304	$3,730

	Three Months Ended
	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013
	(as a percentage of total revenues)
Revenues
License	68.7%	70.0%	68.7%	74.7%	70.7%	69.5%	68.8%	71.9%	66.0%	67.2%	68.7%
Maintenance and services	31.3	30.0	31.3	25.3	29.3	30.5	31.2	28.1	34.0	32.8	31.3

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenues
License	0.1	0.7	0.2	0.3	0.2	0.3	0.1	0.3	0.4	0.2	0.4
Maintenance and services	4.3	4.6	5.1	4.1	6.6	8.3	8.6	7.8	8.5	8.5	7.1

Total cost of revenues	4.4	5.3	5.3	4.4	6.8	8.6	8.7	8.1	8.9	8.7	7.5

Gross profit	95.6	94.7	94.7	95.6	93.2	91.4	91.3	91.9	91.1	91.3	92.5

Operating expenses
Sales and marketing	47.6	45.9	50.1	49.9	42.8	44.6	48.4	55.5	59.2	55.3	52.7
Research and development	34.8	32.0	33.2	23.2	27.2	25.7	26.4	24.8	32.3	28.3	25.3
General and administrative	12.8	10.6	12.3	8.9	11.9	11.5	13.4	17.2	14.0	12.3	10.4

Total operating expenses	95.2	88.5	95.6	82.0	81.9	81.8	88.2	97.5	105.5	95.9	88.4

Operating income (loss)	0.4	6.2	(0.9)	13.6	11.3	9.6	3.1	(5.6)	(14.4)	(4.6)	4.1
Other income (expense), net	(0.1)	—	(0.1)	—	—	—	(0.1)	—	(0.1)	(0.2)	(0.2)

Income (loss) before income tax expense (benefit)	0.3	6.2	(1.0)	13.6	11.3	9.6	3.0	(5.6)	(14.5)	(4.8)	3.9
Income tax expense (benefit)	0.2	0.3	0.1	1.8	7.0	6.0	1.9	(3.1)	(4.4)	0.4	(0.1)

Net income (loss)	0.1%	5.9%	(1.1)%	11.8%	4.3%	3.6%	1.1%	(2.5)%	(10.1)%	(5.2)%	4.0%

	Three Months Ended
	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013
	(in thousands)
Other Financial Data:
Non-GAAP operating income (loss)(1)	$309	$1,235	$247	$3,575	$3,748	$3,906	$2,183	$1,168	$(3,248)	$1,024	$6,259
Non-GAAP net income (loss)(2)	274	1,183	209	3,126	1,885	2,025	1,423	1,521	(1,808)	316	5,554
Free cash flow(3)	(1,346)	1,356	1,493	6,450	2,849	1,888	5,117	(2,651)	1,167	2,141	4,256

(1)	Non-GAAP operating income (loss) is a non-GAAP financial measure that we calculate as operating income (loss) excluding stock-based compensation expense and, in the quarter ended December 31, 2012, the cash and stock-based expense associated with our funding of the Tableau Foundation. For more information about non-GAAP operating income (loss), see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Results.”
(2)	Non-GAAP net income (loss) is a non-GAAP financial measure that we calculate as net income (loss) excluding stock-based compensation expense and, in the quarter ended December 31, 2012, the cash and stock-based expense associated with our funding of the Tableau Foundation, each net of tax. For more information about non-GAAP net income (loss), see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Results.”
(3)	Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by (used in) operating activities less net cash used in investing activities for purchases of property and equipment. For more information about free cash flow, see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Results.”

The following table reflects the reconciliation of operating income (loss) to non-GAAP operating income (loss):

	Three Months Ended
	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013
	(in thousands)
Operating income (loss)	$39	$853	$(133)	$3,159	$2,797	$2,801	$986	$(2,326)	$(5,747)	$(2,280)	$2,529
Excluding:
Stock-based compensation expense	270	382	380	416	951	1,105	1,197	1,543	2,499	3,304	3,730
Funding of the Tableau Foundation	—	—	—	—	—	—	—	1,951	—	—	—

Non-GAAP operating income (loss)	$309	$1,235	$247	$3,575	$3,748	$3,906	$2,183	$1,168	$(3,248)	$1,024	$6,259

The following table reflects the reconciliation of net income (loss) to non-GAAP net income (loss):

	Three Months Ended
	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013
	(in thousands)
Net income (loss)	$6	$811	$(161)	$2,723	$1,057	$1,059	$367	$(1,056)	$(4,035)	$(2,575)	$2,441
Excluding:
Stock-based compensation expense, net of tax	268	372	370	403	828	966	1,056	1,357	2,227	2,891	3,113
Funding of the Tableau Foundation, net of tax	—	—	—	—	—	—	—	1,220	—	—	—

Non-GAAP net income (loss)	$274	$1,183	$209	$3,126	$1,885	$2,025	$1,423	$1,521	$(1,808)	$316	$5,554

The following table reflects the reconciliation of net cash provided by (used in) operating activities to free cash flow:

	Three Months Ended
	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013
	(in thousands)
Net cash provided by (used in) operating activities	$(216)	$3,220	$2,352	$7,527	$4,448	$3,525	$7,342	$(1,076)	$4,205	$5,447	$9,427
Less: Purchases of property and equipment	1,130	1,864	859	1,077	1,599	1,637	2,225	1,575	3,038	3,306	5,171

Free cash flow	$(1,346)	$1,356	$1,493	$6,450	$2,849	$1,888	$5,117	$(2,651)	$1,167	$2,141	$4,256

Seasonality and Quarterly Trends

Seasonality.    Our quarterly results reflect seasonality in the sale of our products and services. Historically, we believe a pattern of increased license sales in the fourth fiscal quarter as a result of seasonal buying patterns has positively impacted total revenues in that period, which has resulted in low or negative sequential revenue growth in the first quarter as compared to the prior quarter. For example, our total revenues in the first quarter of 2013 decreased when compared to total revenues for the fourth quarter of 2012. We expect this seasonality to continue in future years and beyond. Such seasonality has resulted in a decrease in quarterly revenues from the fourth quarter of a fiscal year to the first quarter of the subsequent fiscal year. Our gross margins and operating income (losses) have also been affected by these historical trends because the majority of our expenses are relatively fixed in the short term. In addition, sales and marketing expenses typically increase towards the end of the year with respect to year-end commissions and to the timing of our U.S. Tableau Customer Conference, which was held in the fourth quarter of 2011 and 2012 and in the third quarter of 2013.

We may have backlog consisting of product license orders that have not yet been fulfilled or invoiced, or maintenance and service orders that have not yet been performed. Historically, our backlog has varied from quarter to quarter and has been immaterial to our total revenues.

Quarterly revenues.    Our quarterly revenues increased sequentially quarter over quarter for substantially all periods presented above, reflecting increased demand for our products and services from new and existing customers. We cannot assure you that this pattern of sequential revenue growth will continue. As noted above, the seasonality of our business has resulted in total revenues for the first quarter of 2013 being less than total revenues for the fourth quarter of 2012. In addition, the placement of large customer orders can significantly impact our quarterly revenues, resulting in low sequential revenue growth or a sequential decrease in quarterly revenues. As a result, we believe that comparisons of revenues for a given quarter to revenues for the corresponding quarter in the prior fiscal year are generally more meaningful than comparisons of revenues for sequential quarters.

Quarterly cost of revenues.    Our quarterly cost of revenues increased sequentially quarter over quarter for all periods presented above, primarily due to the increased cost of providing maintenance and services to our expanding customer base.

Quarterly operating expenses.    Total operating expenses have increased sequentially quarter over quarter for all periods presented above, primarily due to the continued addition of personnel in connection with the expansion of our business. This addition of headcount has generally contributed to quarterly sequential increases in operating expenses.

Sales and marketing expenses generally increased sequentially quarter over quarter for the periods presented above, primarily due to increases in headcount-related expenses from continued hiring to support sales growth, increased marketing programs and increased commissions in alignment with sales growth. Sales and marketing expenses are typically higher during the second half of each year as the result of year-end sales commission and our U.S. Tableau Customer Conference, which was held in the fourth quarter of 2011 and 2012 and in the third quarter of 2013.

Research and development expenses increased sequentially quarter over quarter for all periods presented above, primarily due to increases in headcount-related expenses from continued hiring to develop and enhance our products.

General and administrative expenses increased sequentially quarter over quarter for all periods presented above, primarily due to increases in headcount-related expenses, as well as increased consulting and professional services fees related to accounting, legal and recruiting activities to support growth in our business, and additional costs incurred in preparation for our initial public offering. General and administrative expenses for the fourth quarter of 2012 include $2.0 million of expense for the funding of the Tableau Foundation.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash flows generated by operations and to a lesser extent the sale of preferred stock. In May 2013, we closed our initial public offering, in which we sold 6,230,000 shares of Class A common stock and the selling stockholders sold 3,200,000 shares of Class A common stock at an offering price of $31.00 per share. We received proceeds of $177.0 million from our initial public offering, net of underwriters’ discounts and commissions and offering expenses.

As of September 30, 2013, we had cash and cash equivalents totaling $226.3 million, net accounts receivable of $44.2 million and $202.7 million of working capital.

The following tables show our cash and cash equivalents and our cash flows from operating activities, investing activities and financing activities for the stated periods:

	As of December 31,		As of September 30, 2013
	2011	2012
	(in thousands)
			(unaudited)
Cash and cash equivalents	$30,223	$39,302	$226,337

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)
				(unaudited)
Net cash provided by operating activities	$10,376	$12,883	$14,239	$15,315	$19,079
Net cash used in investing activities	(2,169)	(4,930)	(7,036)	(5,461)	(11,515)
Net cash provided by (used in) financing activities	332	(341)	1,876	283	179,469
Effect of exchange rates	—	—	—	—	2

Net increase in cash and cash equivalents	$8,539	$7,612	$9,079	$10,137	$187,035

Cash and Cash Equivalents

As of September 30, 2013, our cash and cash equivalents were held for working capital purposes, a majority of which was held in cash deposits and money market funds. We intend to increase our capital expenditures to support the growth in our business and operations. We believe that our existing cash and cash equivalents, together with cash generated from operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support research and development efforts, the continued expansion of sales and marketing activities, the introduction of new and enhanced software and services offerings, and the continued market acceptance of our products.

Operating Activities

Net cash provided by operating activities was $19.1 million for the nine months ended September 30, 2013, as a result of a net loss of $4.2 million, offset by stock-based compensation expense and other non-cash charges of $14.2 million and a net change of $9.0 million in our operating assets and liabilities. The increase in our operating assets and liabilities was primarily attributable to a $19.5 million increase in deferred revenue and a $9.0 million increase in accounts payable and other accrued liabilities, partially offset by a $13.5 million increase in accounts receivable and a $3.5 million increase in income taxes receivable. The increase in deferred revenue was primarily due to increased maintenance agreement sales. The increase in accounts payable and other accrued liabilities was primarily related to the overall growth of the business. The increase in accounts receivable was primarily due to increased license and maintenance agreement sales. The increase in income taxes receivable was primarily related to our tax benefit in the nine months ended September 30, 2013.

Net cash provided by operating activities was $15.3 million for the nine months ended September 30, 2012, as a result of net income of $2.5 million, stock-based compensation expense and other non-cash charges of $6.0 million and a net change of $6.9 million in our operating assets and liabilities. The increase in our operating assets and liabilities was primarily attributable to a $11.8 million increase in deferred revenue and a $2.7 million increase in accounts payable and accrued liabilities, partially offset by a $7.1 million increase in accounts receivable. The increase in deferred revenue was primarily due to increased maintenance agreement sales. The increase in accounts payable and accrued liabilities was primarily related to the overall growth of the business. The increase in accounts receivable was primarily due to increased license and maintenance agreement sales.

Net cash provided by operating activities was $14.2 million in the year ended December 31, 2012, as a result of net income of $1.4 million, which included depreciation, stock-based compensation expense and other non-cash charges of $9.4 million, and a net change of $3.3 million in our operating assets and liabilities. The increase in our operating assets and liabilities was primarily attributable to a $15.4 million increase in deferred revenue and a $8.2 million increase in accrued liabilities, partially offset by a $17.6 million increase in accounts receivable. The increase in deferred revenue was primarily due to increased maintenance agreement sales. The increase in accounts receivable was primarily due to increased license and maintenance agreement sales. The increase in accrued liabilities was due to the growth in our business and increased headcount.

Net cash provided by operating activities was $12.9 million in the year ended December 31, 2011, as a result of net income of $3.4 million, which included depreciation, stock-based compensation expense and other non-cash charges of $3.9 million, and a net increase of $5.6 million in our operating assets and liabilities. The increase in our operating assets and liabilities was primarily attributable to a $10.5 million increase in deferred revenue and a $5.3 million increase in accounts payable and accrued liabilities, partially offset by a $9.4 million increase in accounts receivable. The increase in deferred revenue was primarily due to increased maintenance agreement sales. The increase in accounts receivable was primarily due to increased license and maintenance agreement sales. The increase in accrued liabilities was due to the growth in our business and increased headcount.

Net cash provided by operating activities was $10.4 million in the year ended December 31, 2010, as a result of net income of $2.7 million, which included depreciation, stock-based compensation expense and other non-cash charges of $1.6 million, and a net increase of $6.0 million in our operating assets and liabilities. The net increase in our operating assets and liabilities was primarily attributable to a $3.8 million increase in deferred revenue and a $3.3 million increase in accounts payable and accrued liabilities, partially offset by a $1.1 million increase in accounts receivable. The increase in deferred revenue and accounts receivable was primarily due to increased sales. The increase in accrued liabilities was primarily due to the growth in our business and increased headcount.

Investing Activities

Cash outflows for investing activities for the nine months ended September 30, 2012 and 2013 were $5.5 million and $11.5 million, respectively. The cash used was primarily attributable to capital expenditures to support the growth of our business, including hardware and software and office equipment and leasehold improvements.

Cash outflows for investing activities for the years ended December 31, 2010, 2011 and 2012 were $2.2 million, $4.9 million and $7.0 million, respectively. The cash used was primarily attributable to capital expenditures to support the growth of our business, including hardware and software and office equipment and leasehold improvements.

Financing Activities

Cash inflows from our financing activities for the nine months ended September 30, 2012 and 2013 were $0.3 million and $179.5 million, respectively. In the nine months ended September 30, 2013, cash provided by financing activities was primarily due to the $177.0 million net proceeds from our initial public offering. In addition for the nine months ended September 30, 2012 and 2013, cash provided by financing activities attributable to proceeds and tax benefits from the exercise of stock options was $0.3 million and $2.5 million, respectively.

Cash inflows (outflows) from our financing activities for the years ended December 31, 2010, 2011 and 2012 were $0.3 million, $(0.3) million and $1.9 million, respectively. The cash provided primarily was attributable to proceeds from the exercise of stock options. For 2011, cash outflows were attributable to cash paid to repurchase shares of our common stock and payments on capital lease obligations.

Commitments

Our principal commitments primarily consist of obligations under leases for office space. As of December 31, 2012, the future non-cancelable minimum lease payments under these obligations were as follows:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$8,469	$3,261	$4,550	$658	$—

Subsequent to December 31, 2012, we signed additional leases for office space. As of September 30, 2013, our future non-cancelable minimum operating lease payments are as follows:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$20,343	$1,213	$10,600	$5,866	$2,664

Off-Balance Sheet Arrangements

During the nine months ended September 30, 2012 and 2013 and the years ended December 31, 2010, 2011 and 2012, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of the matters that are inherently uncertain.

Revenue Recognition

We generate revenues primarily in the form of software license fees and related maintenance and services fees. License fees include perpetual, term and subscription license fees. Maintenance and services primarily consist of fees for maintenance services (including support and unspecified upgrades and enhancements when and if they are available), training and professional services that are not essential to functionality of our software.

We recognize revenues when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the software or services have been delivered to the customer;

•	the amount of fees to be paid by the customer is fixed or determinable; and

•	the collection of the related fees is probable.

We use click-through end user license agreements, signed agreements and purchase orders as evidence of an arrangement. We deliver all of our software electronically. Electronic delivery occurs when we provide the customer with access to the software and license key via a secure portal. We assess whether the fee is fixed or determinable at the outset of the arrangement. We typically offer payment terms due 30 days from delivery of software. We assess collectability based on a number of factors such as collection history and creditworthiness of the customer. If we determine that collectability is not probable, revenues are deferred until collectability becomes probable, generally upon receipt of cash.

Substantially all of our software licenses are perpetual licenses sold in multiple-element arrangements that include maintenance and may also include professional services and training.

Vendor specific objective evidence, or VSOE, of the fair value is not available for these perpetual software licenses as they are never sold without maintenance. VSOE of the fair value generally exists for all undelivered elements and any services are not essential to the functionality of the delivered software. We account for delivered software licenses under the residual method.

Maintenance agreements consist of fees for providing software updates on a when and if available basis and technical support for software products for an initial term, typically one year. We have established VSOE of the fair value of maintenance on perpetual licenses based on stated substantive renewal rates or the price when sold on a standalone basis. Stated renewal rates are considered to be substantive if they are at least 15% of the actual price charged for the software license. VSOE of the fair value for standalone sales is considered to have been established when a substantial majority of individual sales transactions within the previous 12-month period falls within a reasonably narrow range, which we have defined to be plus or minus 15% of the median sales price of actual standalone sales transactions.

License arrangements may include professional services and training. In determining whether professional services and training revenues should be accounted for separately from license revenues, we evaluate:

•	whether such services are considered essential to the functionality of the software using factors such as the nature of the software products;

•	whether they are ready for use by the customer upon receipt;

•	the nature of the services, which typically do not involve significant customization to or development of the underlying software code;

•	the availability of services from other vendors;

•	whether the timing of payments for license revenues is coincident with performance of services; and

•	whether milestones or acceptance criteria exist that affect the realizability of the software license fee.

Revenues related to training are billed on a fixed fee basis and accordingly recognized as training services are delivered. Payments received in advance of services performed are deferred and recognized when the related services are performed.

To date, professional services have not been considered essential to the functionality of the software. The VSOE of the fair value of our professional services and training is based on the price for these same services when they are sold separately. Revenues related to professional services and training are billed on a time and materials basis and, accordingly, are recognized as the services or training are performed.

When software is licensed for a specified term, fees for support and maintenance are generally bundled with the license fee over the entire term of the contract. In these cases, we do not have VSOE of the fair value for maintenance. Revenues related to term and subscription license fees are recognized ratably over the contract term beginning on the date the customer has access to the software license key and continuing through the end of the contract term.

We do not offer refunds and therefore have not recorded any sales return allowance for any of the periods presented. Upon a periodic review of outstanding accounts receivable, amounts that are deemed to be uncollectable are written off against the allowance for doubtful accounts.

We account for taxes collected from customers and remitted to governmental authorities on a net basis and exclude them from revenues.

Stock-Based Compensation

Compensation expense related to stock-based transactions, including employee and non-employee director stock option and restricted stock unit, or RSU, awards, is measured and recognized in the financial statements based on fair value. The fair value of each RSU is based on the number of shares granted and the closing price of our Class A common stock on the New York Stock Exchange on the date of grant. The fair value of each stock option award is determined at the date of grant by applying the Black-Scholes option pricing model. This model utilizes the estimated value of our underlying Class A common stock and Class B common stock at the measurement date, the expected or contractual term of the option, the expected volatility of our Class A common stock and Class B common stock, risk-free interest rates and expected dividend yield of our Class A common stock and Class B common stock. Measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. We recognize compensation expense for only the portion of awards expected to vest. Therefore, management applied an estimated forfeiture rate that was derived from historical employee termination behavior. If the actual number of forfeitures differs from the estimates, adjustments to stock-based compensation expense may be required in future periods.

All of our stock-based awards prior to our initial public offering were for Class B common stock. All stock-based awards made since the date of our initial public offering have been for Class A common stock. All references to common stock in this “Stock-Based Compensation” section are to our Class A common stock and Class B common stock, as applicable.

Key assumptions.    Our Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock (for periods prior to our IPO), the expected volatility of the price of our common stock, the expected term of the option, risk-free interest rates and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

•

Fair value of our common stock—Prior to our initial public offering, because our stock was not publicly traded we estimated the fair value of our common stock, as discussed in “Common stock valuations” below. Upon the completion of our initial public offering, our common stock was valued by reference to the publicly-traded closing price of our Class A common stock on the New York Stock Exchange.

•

Expected volatility—As we do not have a significant trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available.

•

Expected term—The expected term represents the period that our stock-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we have based our actual experience adjusted for expected employee exercise activity.

•	Risk-free interest rate—The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend yield—We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2013
				(unaudited)
Expected volatility	50.3%	52.1%	49.0%	46.8%
Expected term (in years)	5	5	5	5
Risk-free interest rate	1.79%	1.55%	0.69%	1.11%
Dividend yield	None	None	None	None

In addition to the assumptions used in the Black-Scholes option-pricing model, the amount of stock option expense we recognize in our consolidated statements of operations includes an estimate of stock option forfeitures. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our financial statements.

Common stock valuations.    Prior to our initial public offering, the fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model were based on future expectations combined with management judgment. Because there had been no public trading market for our common stock, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous valuations performed by independent third-party specialists;

•	the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	lack of marketability of our common stock;

•	actual operating and financial performance;

•	our stage of development;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	risk inherent to the development of our products and services;

•	trends and developments in our industry;

•	the market performance of comparable publicly traded companies;

•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions; and

•	U.S. and global economic and capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business generally using the income approach and the market comparable approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate such as cash earnings, cost savings, tax deductions, and the proceeds from disposition of assets. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

The market comparable approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. We selected other enterprise software public companies for the purposes of this approach based on their operational area of business intelligence software and similarity of business model, being primarily license-based rather than software-as-a-service. Our peer group companies were consistent from the beginning of 2012, other than the addition of a business intelligence enterprise software company that went public earlier in the year, which we added in the fourth quarter of 2012. While we believe that this group of comparable companies was appropriate, investors may not view this group of companies as similar enough to us. Therefore, had a different set of peer companies been used, a different valuation may have resulted. From the comparable companies, a representative market value multiple was determined based on the subject company’s operating results to the value of the subject company. In our valuations, the multiple of the comparable companies was determined using a ratio of the market value of invested capital less cash to each of the trailing 12 month’s total revenues and forecasted future total revenues. Each of these revenue multiples was weighted equally. As some of the comparable companies were significantly larger and had different rates of revenue growth and profitability than us, we generally selected multiples that were above the mean of these selected companies to make adjustment for our historical and expected higher rates of revenue growth.

In some cases, we also considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation determined pursuant to one of the methods described above or a straight-line calculation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Once we determined an equity value, we utilized the option-pricing method, or OPM, to allocate the equity value to each of our classes of stock. OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of derivatives. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent. The estimated value based on the income and market approach is then discounted by a non-marketability factor, or DLOM, due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies, which impacts liquidity.

In connection with the preparation of our financial statements for the year ended December 31, 2012, we re-evaluated our estimate of fair value of our common stock for financial reporting purposes as a result of our rapidly improving financial performance and prospects, our evolving belief that an initial public offering was increasingly viable and the generally improving conditions in the capital markets in the fourth quarter of 2012. As a result of our re-evaluation, we determined that, solely for financial reporting purposes, the fair value of our common stock was higher than the fair market values determined in good faith by our board of directors for each of the option grant dates from February through September 2012. In our re-evaluation for financial reporting purposes, we re-assessed certain assumptions that were used in our contemporaneous valuations. As a result, we retroactively adjusted the fair value per common share as of each such grant date during 2012 based on the progress of our business at each relevant date.

We granted the following stock option awards between January 1, 2012 and the date of this prospectus:

Option Grant Dates	Number of Shares Subject to Options Granted	Common Stock Fair Value Per Common Share for Financial Reporting Purposes	Exercise Price	Intrinsic Value Per Underlying Common Share
February 29, 2012	3,000,440	$7.65	$7.17	$0.48
May 23, 2012	373,750	8.15	7.19	0.96
September 5, 2012	600,650	8.47	7.47	1.00
December 4, 2012	732,950	11.89	9.30	2.59
December 10, 2012	2,911,250	11.89	9.30	2.59
February 28, 2013	534,450	18.23	14.95	3.28
March 15, 2013	80,000	19.13	14.98	4.15
May 1, 2013	409,700	24.50	24.50	—
May 16, 2013	231,200	31.00	31.00	—
July 15, 2013	80,200	53.82	53.82	—
August 15, 2013	6,000	65.17	65.17	—

We granted the following RSU awards between January 1, 2012 and the date of this prospectus:

RSU Grant Dates	Number of Shares Subject to RSUs Granted	Common Stock Fair Value Per Common Share for Financial Reporting Purposes
July 15, 2013	60,100	$53.82
August 15, 2013	73,250	65.17

We believe we applied a reasonable valuation method to determine the stock option exercise prices on the respective stock option grant dates. A combination of factors led to changes in the fair value of our common stock. Certain of the significant factors considered by our board of directors to determine the fair value per share of our common stock for purposes of calculating stock-based compensation costs during this period included:

February 2012.    On February 29, 2012, we granted stock options with an exercise price of $7.17 per share. During this period, the U.S. economy and overall financial markets continued to recover. We continued to experience revenue growth as our products gained more market awareness and market share. In the first quarter of 2012, we added a new member to our board of directors and a General Counsel to our management team. Our board of directors considered the financial performance and market conditions in determining the fair value of our common stock, concurrent with a contemporaneous third-party valuation of our common stock as of January 31, 2012 that was prepared using a combination of the market and income approach, each weighted at 50%. The market approach took into consideration the peer group revenue multiples. The mean peer group blended revenue multiple was 3.1x in February 2012. The blended revenue multiple selected was 5.5x which, taking into consideration the forecast of our expected future financial performance, was above the upper quartile peer group revenue multiples. The income approach also took into consideration the forecast of our expected future financial performance, and then discounted it to a present value using a discount rate that reflected our then-current cost of capital. The discount rate applied to our cash flows was 14%. Our enterprise value was determined using the market and income approach. Our common stock price derived from this valuation reflected a DLOM of 25%. Our board of directors determined that no significant value-generating events had taken place between the January 31, 2012 valuation and the February 29, 2012 grant date. In connection with our preparation of the financial statements for the year ended December 31, 2012, for financial reporting purposes, we subsequently revised the valuation analysis of our common stock by reducing the DLOM from 25% to 20% and determined the fair value of our common stock to be $7.65 per share.

May 2012.    On May 23, 2012, we granted stock options with an exercise price of $7.19 per share. During this period, we continued to see growth in the U.S. economy and improvement in the financial markets. We continued to experience revenue growth as our products gained more market awareness, generating $24.7 million in total revenues for the quarter ended March 31, 2012 as compared to $23.2 million for the quarter ended December 31, 2011. Our board of directors considered our recent performance and market conditions to help determine the value of our common stock and considered a contemporaneous third-party valuation of our common stock as of April 30, 2012 that was prepared using a combination of the market and income approaches, each weighted at 50%. The mean peer group blended revenue multiple increased slightly from 3.1x in February 2012 to 3.5x in May 2012. The blended revenue multiple selected was 5.3x which, taking into consideration the forecast of our expected future financial performance, was above the upper quartile peer group revenue multiples. The income approach also took into consideration the forecast of our expected future financial performance, and then discounted it to a present value using a discount rate that reflected our then-current cost of capital. The discount rate applied to our cash flows was 14%. The enterprise value was determined using the market and income approach. Our common stock price derived from this valuation reflected a DLOM of 25%. Our board of directors determined that no significant value-generating events had taken place between the April 30, 2012 valuation and the May 23, 2012 grant date. In connection with our preparation of the financial statements for the year ended December 31, 2012, for financial reporting purposes, we subsequently revised the valuation analysis of our common stock by reducing the DLOM from 25% to 15% and determined the fair value of our common stock to be $8.15 per share.

September 2012.    On September 5, 2012, we granted stock options with an exercise price of $7.47 per share. In the third quarter of 2012, we added a new independent member to our board of directors. Between May 2012 and September 2012, we continued to experience revenue growth as our products gained more market awareness even though the financial markets started to show some weakness. We generated $29.1 million in total revenues for the quarter ended June 30, 2012 as compared to $24.7 million for the quarter ended March 31, 2012. Our board of directors considered our recent performance and market conditions to help determine the value of our common stock and considered a contemporaneous third-party valuation of our common stock as of August 15, 2012 that was prepared using a combination of the market and income approach, each weighted at 50%. The mean peer group blended revenue multiple decreased slightly at 3.2x in September 2012 from 3.5x in May 2012. There was no increase in the aggregate valuations of the peer group companies during this period. The blended revenue multiple selected was 4.3x which, taking into consideration the forecast of our expected future financial performance, was above the upper quartile peer group revenue multiples. The income approach also took into consideration the forecast of our expected future financial performance, and then discounted it to a present value using an appropriate discount rate that reflected our then current cost of capital. The discount rate applied to our cash flows was 17%. The enterprise value was determined using the market and income approach. Our common stock price derived from this valuation reflected a DLOM of 25%. In September 2012, we granted stock options with an exercise price of $7.47 per share. Our board of directors determined that no significant value-generating events had taken place between the August 15, 2012 valuation and the September 5, 2012 grant date. In connection with our preparation of the financial statements for the year ended December 31, 2012, for financial reporting purposes, we subsequently revised the valuation analysis of our common stock by reducing the DLOM from 25% to 15% and determined the fair value of our common stock to be $8.47 per share.

December 2012.    On December 4, 2012 and December 10, 2012, we granted stock options with an exercise price of $9.30 per share. In the fourth quarter of 2012, we added a new independent member to our board of directors. In addition, we began discussions with investment banks in preparation for a potential initial public offering of our Class A common stock. Our board of directors considered our recent financial performance, market conditions, changes in our business and the increased probability of an initial public offering in determining the fair value of our common stock. In addition, the board of directors considered a contemporaneous third-party valuation of our common stock as of November 15, 2012 that was prepared using a combination of the market and income approach, each weighted at 50%. The mean peer group blended revenue multiple increased from 3.2x in September 2012 to 3.6x in December 2012; however, the third quartile peer group blended revenue multiple decreased from 4.0x in September 2012 to 3.5x in December 2012. The blended revenue multiple selected was 4.2x which, taking into consideration the forecast of our expected future financial performance, was above the upper quartile peer group revenue multiples. The income approach also took into consideration the forecast of our expected future financial performance, and then discounted it to a present value using a discount rate that reflected our then-current cost of capital. The discount rate applied to our cash flows was 16%. The enterprise value was determined using the market and income approach. Our common stock price derived from this valuation reflected a DLOM of 10%. The DLOM was reduced from prior periods due to the factors listed above moving towards a potential initial public offering. Our board of directors determined that no significant value-generating events had taken place between the November 15, 2012 valuation and the December 4, 2012 and December 10, 2012 grant dates.

As more fully described under “—Offering Price and Fair Value Reassessment” below, on May 1, 2013, we retrospectively reassessed the fair value of our common stock for the December 4, 2012 and December 10, 2012 grants for financial reporting purposes to be $11.89 per share (after application of the 10% DLOM).

On December 31, 2012, we donated 150,000 shares of Class B common stock to fund the Tableau Foundation, a donor-advised charitable fund, pursuant to board of directors’ approval obtained on December 4, 2012. For financial reporting purposes, we considered our recent financial performance, generally improving overall market conditions in the capital markets, changes in our business and the increased probability of an initial public offering in determining the fair value of our common stock on December 31, 2012. Based on this evaluation, we determined that value-generating events had taken place between our December 10, 2012 stock option grant date and December 31, 2012, including our better than expected operating results and particularly strong revenue generation during that period. Consequently, continuing to apply the DLOM of 10% we utilized in connection with our grants made earlier that month and described above, we determined the fair value of our common stock to be $10.76 and recorded a corresponding stock-based expense of $1.6 million as of December 31, 2012. This value approximated the straight-line growth in our enterprise value from December 2012 to February 2013.

As more fully described under “—Offering Price and Fair Value Reassessment” below, on May 1, 2013, we retrospectively reassessed the fair value of our common stock for the December 31, 2012 donation for financial reporting purposes to be $12.34 per share (after application of the 10% DLOM).

February 2013. On February 28, 2013, we granted stock options with an exercise price of $14.95 per share. We continued to make progress toward an initial public offering with the initial submission of our registration statement with the Securities and Exchange Commission in February 2013. In addition, our total revenues continued to grow in line with our expectations and we were named a business intelligence and analytics leader for the first time in a market research report by a third party research and advisory firm. During the period between this grant and our last option grant in December 2012, the U.S. economy continued to grow and capital markets continued to improve. Our board of directors considered our recent financial performance, market conditions and the increased probability of an initial public offering in determining the fair value of our common stock and considered a contemporaneous third-party valuation of our common stock as of February 22, 2013 that was prepared using a combination of the market and income approach, each weighted at 50%. The mean peer group blended revenue multiple was increased from 3.6x in December 2012 to 3.7x at February 2013. The blended revenue multiple selected was 4.6x which, taking into consideration the forecast of our expected future financial performance, was above the upper quartile peer group revenue multiples. The income approach also took into consideration the forecast of our expected future financial performance, and then discounted it to a present value using a discount rate that reflected our then-current cost of capital. The discount rate applied to our cash flows was 13%. The enterprise value was determined using the market and income approach. Our common stock price derived from this valuation reflected a DLOM of 5%. The DLOM was reduced from prior periods due to the increased probability of an initial public offering. Our board of directors determined that no significant value-generating events had taken place between the February 22, 2013 valuation and the February 28, 2013 grant date.

As more fully described under “—Offering Price and Fair Value Reassessment” below, on May 1, 2013, we retrospectively reassessed the fair value of our common stock for the February 28, 2013 grant for financial reporting purposes to be $18.23 per share (after application of the 5% DLOM).

March 2013. On March 15, 2013, we granted stock options with an exercise price of $14.98 per share. Our board of directors considered our recent financial performance and market conditions in determining the fair value of our common stock and considered a contemporaneous third-party valuation of our common stock as of March 13, 2013 that was prepared using a combination of the market and income approach, each weighted at 50%. The mean peer group blended revenue multiple increased from 3.7x at February 2013 to 3.8x at March 2013. The blended revenue multiple selected was 4.6x which, taking into consideration the forecast of our expected future financial performance, was above the upper quartile peer group revenue multiples. The income approach also took into consideration the forecast of our expected future financial performance, and then discounted it to a present value using a discount rate that reflected our then-current cost of capital. The discount rate applied to our cash flows was 13%. The enterprise value was determined using the market and income approach. Our common stock price derived from this valuation reflected a DLOM of 5%. Our board of directors determined that no significant value-generating events had taken place between the March 13, 2013 valuation and the March 15, 2013 grant date.

As more fully described under “—Offering Price and Fair Value Reassessment” below, on May 1, 2013, we retrospectively reassessed the fair value of our common stock for the March 15, 2013 grant for financial reporting purposes to be $19.13 per share (after application of the 5% DLOM).

Offering Price and Fair Value Reassessment. In connection with a consultation with the underwriters, on May 1, 2013, we determined our estimated initial public offering price range would be $23.00 to $26.00 per share. Subsequently, after a series of meetings with potential investors that took place between May 6 and May 15, the pricing committee of our board of directors met with our managing underwriters and members of senior management and determined that, as a result of the level of interest in our proposed offering from potential investors, we should increase the anticipated initial public offering price range to $28.00 to $30.00 per share. We believe the difference between (1) the historical fair values of our common stock for the December 2012, February 2013 and March 2013 grants, as well as the December 2012 stock donation, as determined by our board of directors, and (2) the midpoint of the initial public offering price range on May 1, 2013 ($24.50 per share) is a result of the following factors:

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Differences in the valuation methodologies, assumptions and inputs used to inform the determination of an initial public offering price range compared to the valuation methodologies, assumptions and inputs used in the historical valuations considered by our board of directors.

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The consideration of our growth prospects and then-recent financial, trading and market statistics of a set of high-growth technology companies, discussed between us and the underwriters as compared to the prior analysis applied and different set of comparable companies used by the prior valuation analysis. Overall, the companies considered in determining the initial public offering price range had significantly higher relative valuations than the comparable companies used in our board of directors’ historical valuation analysis.

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The initial public offering price range necessarily assumed that the initial public offering had occurred and a public market for our common stock had been created, and therefore excluded any marketability or illiquidity discount for our common stock, which discounts were appropriately taken into account in our board of directors’ historical fair value determinations.

In light of the differences between the historical fair values of our common stock for then-recent grants and the initial public offering price range, in order to determine the appropriate stock-based expense for equity awards subsequent to December 1, 2012, on May 1, 2013 we retrospectively reassessed the assumptions used in our contemporaneous valuations that were used to assist our board of directors historically in its determination of the fair values for equity awards made in December 2012, February 2013 and March 2013, as well as the December 2012 stock donation. The reassessed common stock fair values for financial reporting purposes were determined using solely the market comparable approach as that was the similar approach used in connection with determining the initial public offering price range. However, given the fact that the high-growth public technology companies utilized in determining the initial public offering price range were the main factors that caused the differences between the historical fair values of our common stock for then-recent grants and the initial public offering price range, we revised our comparable company group in the market comparable approach to include nearly all of these additional high-growth technology companies.

As a consequence of this retrospective reassessment of the fair values for financial reporting purposes, we determined that the fair values of our common stock as of December 4, 2012, December 10, 2012, December 31, 2012, February 28, 2013 and March 15, 2013 are $11.89, $11.89, $12.34, $18.23 and $19.13 per share, respectively (following adjustment due to the applicable DLOMs). Incremental unrecognized stock-based compensation expense related to the retrospective reassessment of fair value totaled $7.7 million. We recorded incremental stock-based expense of approximately $0.3 million for the year ended December 31, 2012 and the three months ended March 31, 2013 and revised the financial statements for the year ended December 31, 2012 and the three months ended March 31, 2013 accordingly.

May 2013. On May 1, 2013, we granted stock options with an exercise price of $24.50 per share, the midpoint of the initial price range of our initial public offering. Our board of directors believed that the $24.50 amount reflected its then-current best estimate of the fair value of our common stock.

Stock Options and RSUs Granted Subsequent to our Initial Public Offering. For stock options and RSUs granted subsequent to our initial public offering, our compensation committee determined the fair value based on the closing price of our Class A common stock as reported on the New York Stock Exchange on the date of grant.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with authoritative guidance for income taxes. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and credit carryforwards if it is more likely than not that the tax benefits will be realized. We considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If we determine we would not be able to realize all or part of our net deferred tax assets in the future, we record a valuation allowance on such net deferred tax assets with an offset to expense in the period such determination is made.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We are subject to income taxes in the United States and in numerous foreign jurisdictions. While we believe the positions we have taken are appropriate, we record reserves for taxes to address potential exposures involving tax positions that we believe could be challenged by taxing authorities. We record a benefit on a tax position when we determine that it is more likely than not that the position is sustainable upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions that are more likely than not to be sustained, we measure the tax position at the largest amount of benefit that has a greater than 50 percent likelihood of being realized when it is effectively settled. We review the tax reserves as circumstances warrant and adjust the reserves as events occur that affect our potential liability for additional taxes. We follow the applicable guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition with respect to tax positions. We reflect interest and penalties related to income tax liabilities as a component of income tax expense.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to financial market risks, primarily changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices.

Interest Rate Risk

We had cash and cash equivalents of $226.3 million as of September 30, 2013. We hold our cash and cash equivalents for working capital purposes. Our cash and cash equivalents are held in cash deposits and money market funds. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future interest income.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. All of our revenues are generated in U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the United States and to a lesser extent in Europe and Asia. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. Currently, the portion of our results of operations and cash flows denominated in foreign currency is immaterial and therefore, the effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our consolidated financial statements. To date, we have not engaged in any foreign currency hedging strategies. As our international operations grow, we plan to generate revenues in foreign currencies and we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Inflation

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last three fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or Tax Credit Carryforward Exists,” or ASU 2013-11. ASU 2013-11 requires entities to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward when settlement in this manner is available under the tax law. ASU 2013-11 is effective for us in our first quarter of 2014 with earlier adoption permitted. We are currently evaluating the impact of our pending adoption of ASU 2013-11 on our consolidated financial statements.

As an “emerging growth company,” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dated for new or revised accounting standards that are applicable to public companies.

BUSINESS

Overview

Our mission is to help people see and understand data.

Our software products put the power of data into the hands of everyday people, allowing a broad population of business users to engage with their data, ask questions, solve problems and create value.

Based on innovative core technologies originally developed at Stanford University, our products dramatically reduce the complexity, inflexibility and expense associated with traditional business intelligence applications. We aim to make our products easy to use, ubiquitous and as deeply-rooted in the workplace as spreadsheets are today.

Our software is designed for anyone with data and questions. We are democratizing the use of business analytics software by allowing people to access information, perform analysis and share results without assistance from technical specialists. By putting powerful, self-service analytical technology directly into the hands of people who make decisions with data, we seek to accelerate the pace of informed and intelligent decision making. This enables our customers to create better workplaces, with happier employees who are empowered to more fully express their ingenuity and creativity.

Our products are used by people of diverse skill levels across all kinds of organizations, including Fortune 500 corporations, small and medium-sized businesses, government agencies, universities, research institutions and non-profits. Organizations employ our products in a broad range of use cases such as increasing sales, streamlining operations, improving customer service, managing investments, assessing quality and safety, studying and treating diseases, completing academic research, addressing environmental problems and improving education. Our products are flexible and capable enough to help a single user on a laptop analyze data from a simple spreadsheet, or to enable thousands of users across an enterprise to execute complex queries against massive databases.

Underpinning our innovative products is a set of technology advances that spans the domains of sophisticated computer graphics, human-computer interaction and high performance database systems. These technology innovations include VizQL and our Hybrid Data Architecture:

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VizQL—Our breakthrough visual query language, VizQL, translates drag-and-drop actions into data queries and then expresses that information visually. VizQL unifies the formerly disparate tasks of query and visualization and allows users to transform questions into pictures without the need for software scripts, chart wizards or dialogue boxes that inhibit speed and flexibility. This capability is designed to enable a more intuitive, creative and engaging experience for our users. VizQL can deliver dramatic gains in people’s ability to see and understand data, and we believe it represents a foundational advancement in the field of analytics.

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Hybrid Data Architecture—Our Hybrid Data Architecture combines the power and flexibility of our Live Query and In-Memory Data Engines. Our Live Query Engine allows users to instantaneously connect to large volumes of data in its existing format and location, reducing the need for time-consuming data transformation processes that only technical specialists can perform. In addition, this capability allows customers to leverage investments in their existing data platforms and to capitalize on the capabilities of high performance databases. Our In-Memory Data Engine enables users to import large amounts of data into our own in-memory database. Using advanced algorithms and data compression techniques, our in-memory technology facilitates quick query responses on up to hundreds of millions of rows of data. Our Hybrid Data Architecture enables these data engines to work in harmony, allowing users the flexibility to access and analyze data from diverse sources and locations, while optimizing speed and performance for each source.

Our distribution strategy is based on a “land and expand” business model and is designed to capitalize on the ease of use, low up-front cost and collaborative capabilities of our software. Our products tend to be adopted at a grassroots level within organizations, often beginning with a free trial, and then spread across departments, divisions and geographies via word-of-mouth and the discovery of new use cases. Over time, many of our customers find that the use of our products expands to a broad cross-section of their organizations and that our deployments and use cases become significantly more strategic in nature. Accordingly, we have developed enterprise-class product and service capabilities that allow us to both complement and supplant core, legacy business intelligence deployments.

As of September 30, 2013, we had more than 13,500 customers across a broad array of company sizes and industries and located in over 100 countries. Some of our largest customers include Deere & Company, affiliates of Deloitte Touche Tohmatsu Limited, E. I. du Pont de Nemours and Company, the Federal Aviation Administration, Sears Holdings Corporation and affiliates of Verizon Communications Inc. In addition, we have cultivated strong relationships with technology partners to help us extend the reach of our products. These partners include both traditional database vendors such as International Business Machines Corporation, or IBM, Microsoft Corporation, Oracle Corporation and Teradata Corporation and emerging database vendors such as Amazon.com, Cloudera Inc., Google Inc., Pivotal Greenplum Database, or Pivotal GPDB, and Vertica (a division of Hewlett-Packard Company).

We have achieved significant growth in recent periods. For the years ended December 31, 2010, 2011 and 2012, our total revenues were $34.2 million, $62.4 million and $127.7 million, respectively, representing a compound annual growth rate of approximately 93% from 2010 to 2012. For the nine months ended September 30, 2012 and 2013, our total revenues were $85.9 million and $151.0 million, respectively, representing 76% growth over the same period of the prior year. We also generated net income of $2.7 million, $3.4 million and $1.4 million for the years ended December 31, 2010, 2011 and 2012, respectively, and have generated positive cash flow from operating activities on an annual basis in each of those fiscal years. Our net income (loss) for the nine months ended September 30, 2012 and 2013 was $2.5 million and $(4.2) million, respectively, and we generated positive cash flow from operating activities in each of those fiscal quarters. We believe our land and expand business model provides financial visibility as aggregate revenues from subsequent sales of products and maintenance services to our customers have typically been multiples of the revenues we realized from those customers’ initial purchases.

Industry Background

We believe that organizations increasingly regard their data as a critical strategic resource. The remarkable growth in the volume, diversity and accessibility of digital information creates the potential for people to make more informed, timely and intelligent decisions. And, in today’s increasingly competitive environment, we believe that the value of rapid and more informed decision-making continues to grow.

According to International Data Corporation, or IDC, the amount of digital information created, replicated and consumed worldwide will grow exponentially from 0.8 trillion gigabytes in 2010 to 40 trillion gigabytes in 2020, as data from interactive applications and websites, enterprise software and connected devices multiplies. Many organizations are expected to experience a doubling in the volume of data across their enterprises approximately every 24 months, according to IDC, and are investing heavily to scale their data storage and management platforms to accommodate this growth.* These growing volumes of data are also increasingly diverse in terms of their source, format and location. Today, organizations create and manage data across a broad range of platforms, from traditional relational databases, to an array of emerging data platforms such as EMC Greenplum, Teradata Aster

*	See note 1 in the section titled “Market, Industry and Other Data.”

and Cloudera, to applications such as salesforce.com, NetSuite and Google Analytics, to cloud computing platforms such as Amazon Web Services and Microsoft Azure.

As a consequence of the increasing richness and volume of data, more and more people are demanding access to information in order to gain insight, solve problems and monitor the performance of their organizations. The growth of cloud computing technologies and the proliferation of connected devices such as tablets and smartphones are enabling users to access information anytime and anyplace. We believe that these trends are accelerating the demand for analytical technology, as more information and engagement provokes more questions and fuels demand for more analysis, answers and value. At the same time, advances in user experience driven by consumer technology companies such as Amazon, Apple, Facebook and Google have raised user expectations regarding intuitive, flexible and convenient access to information.

These factors have created a backdrop of growing data resources, increased user appetite for information and rising expectations for accessibility and ease of use. As a result, many organizations are seeking technology that will allow their people to easily access the right information, answer questions, gain insight and share their findings. These organizations are seeking to empower their employees and to unleash their creativity and problem-solving abilities.

Traditional Approaches

People within organizations have traditionally accessed data via static reports from enterprise applications and business intelligence platforms maintained by IT departments. These systems, predominantly designed and built in the 1990’s, have largely failed to fulfill the promise of empowering people to make rapid and informed decisions with their data. The following characteristics have limited the proliferation and effectiveness of these systems:

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Heavy—Traditional business intelligence systems have complicated, multi-layered architectures that reflect their heritage in prior eras of enterprise computing. In many cases, these systems have evolved from code written decades ago, are encumbered by support for legacy requirements and incorporate bolt-on features from numerous product acquisitions. In addition, these systems often require organizations to make significant investments in high-end hardware and storage components.

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Complex—Traditional business intelligence platforms have complex user interfaces that require time-consuming, multi-step processes to perform routine tasks such as connecting to data sources or creating dashboards and graphs. Users often need to develop programming skills and sophisticated knowledge to utilize these systems.

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Inflexible—Traditional business intelligence systems require companies to define, structure and populate underlying data models prior to enabling users to perform analyses. Once established, these rigid data constructs are difficult and time-consuming to adjust, limiting users’ abilities to perform ad hoc analysis and seek dynamic, real-time perspectives on their data.

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Expensive—Most business intelligence software projects are costly and require large budgets. These projects typically require substantial initial spending on software licenses and systems alone. Further, these systems typically require investments in customization, professional services, specialized staffing, training and support, which often significantly exceed the initial license costs.

The weight, complexity, inflexibility and expense of traditional business intelligence systems introduce a number of problems for companies seeking to adopt these tools:

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Dependence—Business users must rely on specialized resources to operate, modify and maintain these systems. The divide between users seeking insight and technical specialists lacking business context creates inefficiencies and frustrations.

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Delay—The slow pace of change inhibits the utility and value of business intelligence as users find that rapidly changing business conditions outpace the ability to adapt existing reports, data models and analytical approaches.

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Limited adoption—Because most business users lack the time, skills and financial resources necessary to address the limitations of these systems, their use has largely been confined to a narrow population of power users with technical expertise and training, and to a narrow population of companies.

Faced with these challenges, many knowledge workers today rely on spreadsheets as their primary analytical tool. While spreadsheets are widely available and easier to use than traditional business intelligence platforms, they have a number of limitations. Spreadsheets are not generally designed to facilitate direct and dynamic data access, making the process of importing and updating data manual, cumbersome and error prone. In addition, spreadsheets are not designed to accommodate very large data sets and offer limited interactive visual capabilities, thereby reducing performance and limiting analytical scope and insight. Spreadsheets are often widely shared and edited by various parties, resulting in difficulties maintaining version control and the accuracy of information. Finally, spreadsheets lack sophisticated workflow auditing and data security features, which can result in data leakage and compliance problems.

Opportunity

The market for traditional business analytics software is large and well established, with IDC reporting an aggregate spending of $34.9 billion in 2012 in this worldwide market sector. IDC also reported that the worldwide spending on business intelligence tools alone, a subset of the overall business analytics software market, was $12.5 billion in 2012.* In addition, organizations also spend billions of dollars on hardware, support and services to implement and maintain traditional business intelligence systems. According to Gartner, Inc., organizations are expected to spend $81.0 billion on business analytics and related services in 2014.**

According to an August 2012 Forrester Research, Inc., or Forrester, report, Forrester estimated that there will be 615 million information workers globally in 2013 and it predicts that number to grow to 865 million by 2016.*** Additionally, a Forrester survey of information workers conducted in the fourth quarter of 2012 indicated that only 17% of respondents use a data dashboard or business intelligence tools as part of their job.**** Accordingly, we believe a significant percentage of information workers are not accessing business intelligence software, and they instead use alternative approaches to meet their analytical needs.

We believe the limitations of traditional approaches coupled with the demand for business analytics has presented an opportunity to pioneer a new class of business analytics software that addresses, complements and expands the business intelligence market and enhances office productivity tools such as spreadsheets, and that is specifically designed to enable a broad population of users to gain insight from their data.

*	See note 2 in the section titled “Market, Industry and Other Data.”
**	See note 5 in the section titled “Market, Industry and Other Data.”
***	See note 3 in the section titled “Market, Industry and Other Data.”
****	See note 4 in the section titled “Market, Industry and Other Data.”

Our Solution

Product Design Principles

We have pioneered a fundamentally new approach to business analytics. Our software products, Tableau Desktop, Tableau Server, Tableau Online and Tableau Public, embody a set of design principles that reflect our values as a company and our mission to help people see and understand data:

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Simple—Our software is designed to allow everyday business users to answer questions with ease. We have pioneered a number of core technologies that make our products intuitive and easy to use. For example, our proprietary VizQL language unifies data query and visualization, significantly simplifying the analytical process. VizQL and our other innovations allow our users to utilize drag-and-drop gestures to execute queries, seamlessly shift graphical perspectives on their data and easily answer new questions as their thinking progresses. The simplicity of our products allows users to establish functional proficiency quickly and speeds the adoption of our technology.

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Fast—Our software is designed to access and process large volumes of data rapidly and to enable responsive and agile analysis, allowing users to answer questions with data “at the speed of thought.” We believe that improvements in speed can increase user engagement with data and enhance the range, quality and timeliness of insights that are developed.

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Powerful—Our fundamental goal is to allow our users to ask and answer questions with their data. The power to accomplish that goal arises from our ability to marry ease of use with advanced analytical capabilities in a manner that allows our customers to generate useful perspectives on their data. For example, our products allow users to create integrated visualizations combining data from a number of disparate sources with only a few clicks. Traditionally, integrating data sources in this manner has required complex and time-consuming data preparation. Our products also incorporate advanced features such as predictive analysis that can meet the needs of many advanced users of business analytics products.

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Beautiful—Impactful and engaging visualization lies at the heart of our software. The powerful graphical capabilities in our software allow people to display their data in a broad variety of visualization formats, and experiment with alternate formats seamlessly to find the best way to answer their questions and reveal the stories within their data. We have incorporated key elements from the fields of visual perception, psychology and graphic design into our products that empower our users to generate content that is effective and beautiful by default. Beautiful and high quality design allows everyday people to engage in broad, creative thinking and encourages them to share content.

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Ubiquitous—We seek to make our software accessible to users wherever and whenever they need information and insight. Our software is designed so that users throughout organizations can explore their data and publish findings in a way that can be accessed on a broad range of platforms and devices, including tablets and smartphones. With a focus on bringing powerful analytics to more people and increasing exposure for our products, we launched Tableau Public in 2010, a free cloud-based service that allows people to publish interactive visualizations and dashboards on the Web. In July 2013, we released Tableau Online, a cloud-based version of Tableau Server.

Product Benefits

When combined with our technology innovations, these product design principles have resulted in products that provide the following benefits for our customers:

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Liberation—The simplicity and ease of use of our software gives people the power to access, analyze and share data without the assistance of technical specialists. This self-service capability democratizes access to data, expands the potential user population within organizations and reduces training and support costs. We believe that providing the freedom for people to more powerfully and conveniently answer questions empowers employees and drives value for our customers.

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Speed—Our software is designed to enable people to derive value from their data at an accelerated pace. Due to our focus on ease of use and ease of deployment, our users can quickly gain proficiency in our software and generate results rapidly, without the complication, time investment and frustration often associated with traditional business intelligence products. In addition, because our software is able to connect directly to a broad range of data sources, our users can perform work without having to undertake complex and time-consuming data movement and transformation. Many of our customers have reported that they are able to achieve their desired results with our software more than ten times faster than they can with their existing systems.

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Discovery—We believe that the human mind is better able to process information, discern trends and identify patterns when presented with information in a visual format. By fundamentally integrating data analysis and visualization, our software allows people to create powerful visualizations and dashboards that can lead to new discoveries. Our software is designed to seamlessly blend, filter and drill down on information, without the distraction of dialogue boxes, wizards and scripts, allowing users to rapidly and iteratively develop greater insight from their data.

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Communication and sharing—We facilitate more effective communication by empowering people to express themselves creatively and tell better stories with data. The collaborative features of our software are designed to foster more sharing of data and to improve the dissemination of information across and among enterprises. Our focus on designing our products for ubiquity allows users to publish results in a single format that can be consumed anywhere, enabling customers to interact with data readily and conveniently. We believe that our software enables our customers to share more insights and have richer conversations about their information.

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Enterprise grade—Our products provide a secure, highly available, enterprise-class platform designed to scale to tens of thousands of users, across desktop, Web and mobile clients, and meet the needs of the largest organizations globally. We have built products that can be installed or deployed in minutes without specialized skills and readily integrate with enterprise data, management and security infrastructure. Our products provide enterprise-level security that has passed the stringent requirements of customers in the national defense, financial services and healthcare sectors. We believe our products uniquely blend the benefits of self-service and ease of use with enterprise readiness.

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Value—Our products are designed to provide an attractive return on investment to our customers. Our self-service product capabilities dramatically reduce IT resources, professional services and support costs typically associated with traditional or competing business intelligence vendors. Our software also has low minimum hardware requirements, which can reduce related capital costs. Through Tableau Online, customers also have an option of deploying our server product without the need for internal infrastructure. In addition, our pricing and land and expand business model allow customers to deploy our software without having to make significant upfront economic commitments.

Growth Strategy

Our mission to help people see and understand data presents a broad and momentous market opportunity. We intend to continue to invest in a number of growth initiatives to allow us to pursue our mission aggressively. Our strategies for growth include:

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Expand our customer base—We believe the market for analytics and business intelligence software is considerably underserved and, as a result, we have the opportunity to substantially expand our present base of over 15,000 customer accounts. We are expanding our online and offline marketing efforts to increase our brand awareness. We are also making significant investments in growing both our direct sales teams and indirect sales channels.

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Further penetrate our existing customer base—Leveraging our land and expand business model, we intend to continue to increase adoption of our products within and across our existing customers, as they expand the number of users and develop new use cases for our products. A Forrester survey of information workers conducted in the fourth quarter of 2012 indicated that 59% of information workers are currently using spreadsheets for work.* We believe this presents an opportunity to extend the reach of our products within our customers. Our sales and marketing strategy and focus on customer success help our customers identify and pursue new use cases within their organizations. As this expansion occurs, we believe that our products will also increasingly supplant incumbent legacy platforms to become the standard platform for analytics and business intelligence for our customers.

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Grow internationally—With approximately 19% of our total revenues generated outside the United States and Canada in the nine months ended September 30, 2013, we believe there is significant opportunity to grow our international business. Our products currently support eight languages, and we are aggressively expanding our direct sales force and indirect sales channels outside the United States. We have international operations in Australia, Canada, France, Germany, Ireland, Japan, Singapore and the United Kingdom, and we intend to invest in further expanding our footprint in these and other regions.

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Relentlessly innovate and advance our products—We have sought to rapidly improve the capabilities of our products over time and intend to continue to invest in product innovation and leadership. Building on our foundational technology innovations, including VizQL, we have released eight major versions of our software to date, rapidly expanding and improving our feature set and capabilities. Our most recent release, Tableau 8.0, added many new features including Web and mobile authoring, statistical forecasting, free form dashboards, integration with applications like salesforce.com and Google Analytics, and APIs. Since the release of Tableau 8.0, we have added Tableau Online, as well as new data connectors to Amazon Redshift, Sybase ASE, Cloudera Impala and EXASOL EXASolution. We plan to continue to invest in research and development, including hiring top technical talent, focusing on core technology innovation and maintaining an agile organization that supports rapid release cycles. In particular, we intend to focus on further developing our cloud and mobile capabilities, expanding our advanced analytical and statistical functionality and continuing to expand the range of visualization formats and data sources and platforms we can address.

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Extend our distribution channels and partner ecosystem—We plan to continue investing in distribution channels, technology partners and OEM relationships to help us enter and grow in new markets while complementing our direct sales efforts. We are actively growing our indirect channels, particularly in international markets. Our most important technology partnerships are with market-leading database vendors, such as IBM, Microsoft, Oracle and Teradata, and emerging database vendors, such as Amazon.com, Cloudera, Google, Pivotal GPDB and Vertica, with which we have collaborated to develop high performance and optimized

*	See note 4 in the section titled “Market, Industry and Other Data.”

connectivity to a broad group of popular data stores. We intend to continue to invest in technology partnerships that enable us to build and promote complementary capabilities that benefit our customers. We have also recently introduced APIs to further empower our developer and OEM partner ecosystem to create applications that embed Tableau functionality.

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Foster our passionate user community—We benefit from a vibrant and engaged user community. We are investing in initiatives to further expand and energize this group, both online, through our online community site and through events such as our annual customer conferences, including our U.S. Tableau Customer Conference which has grown from approximately 180 attendees in 2008 to more than 3,000 attendees in 2013. In addition, Tableau Public, which we launched as a free cloud-based service, has a community of engaged users from media, government, non-profit and other organizations, who are passionate about sharing public data online. We intend to expand these efforts and to seek other means to evangelize our mission and facilitate sharing of best practices and success stories.

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Treasure and cultivate our exceptional culture—We believe our culture is a core ingredient of our success. Our employees share a passion for our mission, and our mission stands at the top of a list of eight core cultural values that govern our approach to our business. Our other core values include: Teamwork; Product leadership; Using our own products; Respect; Honesty; Simplicity; and Commitment to delighting customers. Our values permeate our organization and drive our identity as a company. For example, we strive to paint virtually all aspects of our business with a brush of simplicity, including product user interfaces, pricing models, business processes and marketing strategies. Our culture is consistently cited in employee surveys as a key reason for their satisfaction with Tableau and we have been publicly recognized as one of the best workplaces in the State of Washington.

Products

Our products help people see and understand data. They offer the power and flexibility required to serve a broad range of use cases, from answering questions with small spreadsheets to completing enterprise business intelligence projects involving massive volumes of data. We currently offer four products: Tableau Desktop, a self-service, powerful analytics product for anyone with data, Tableau Server, a business intelligence platform for organizations, Tableau Online, a cloud-based version of Tableau Server, and Tableau Public, a free cloud-based platform for analyzing and sharing public data.

Tableau Desktop

Tableau Desktop helps knowledge workers make sense of the many kinds of data they encounter every day. The defining capability of Tableau Desktop is the interactive experience it provides for exploring and analyzing data. By fundamentally integrating data analysis and visualization, our products provide a visual window into data trapped in spreadsheets and databases, fostering greater engagement with data and allowing people to better answer questions, develop insights and solve problems. The result is a self-service analytics environment that empowers people to access and analyze data independently and at a rapid pace.

Tableau Desktop’s key capabilities include:

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Visual analytics—Tableau Desktop empowers people to ask sophisticated questions by composing drag-and-drop pictures of their data. Tableau Desktop’s easy-to-use interface is built on VizQL, which is capable of describing thousands of easily understood visual presentations of data including tables, maps, time series, dashboards and tables of graphs. The combination of a sophisticated language with a simple user interface means users can explore many different perspectives of their data. We believe being able to quickly view data from different perspectives inspires creative thinking and helps people find the right view to answer a question.

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Analytical depth—An important aspect of Tableau Desktop is its ability to marry powerful visualization with deep analytics. Users can filter and sort their data, create sophisticated calculations, drill into underlying information, define sets and cohorts, perform statistical analysis and derive correlations between diverse data sets with agility and relative ease. For example, with a few clicks, users can generate sophisticated forecasting models. This combination of simplicity and usefulness, of ease of use and analytical depth, is what makes it possible for Tableau Desktop to empower a whole new group of people to become data analysts.

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Data access—Tableau Desktop lets people access and query a large number of common data sources, from traditional database systems like Oracle and SQL Server, to innovative new data stores like SAP HANA and Teradata Aster, to Web applications like salesforce.com and Google Analytics, to spreadsheets and files, to newly emerging data sources like Hadoop and NoSQL databases. Users can connect to these data sources with a few clicks, without any scripting or programming.

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Live query—Tableau Desktop translates users’ interactions into live queries. As people use the drag-and-drop interface to examine information, they are automatically generating sophisticated queries against their database. Tableau Desktop can generate queries in a range of query languages including Structured Query Language, or SQL, Multidimensional Expressions, or MDX, and Salesforce Object Query Language, or SOQL. Each query is optimized for the target platform and its unique performance and analytical characteristics. This live query approach allows customers to leverage their investments in database infrastructure and enables them to take advantage of query-optimized databases.

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In-memory query—Tableau Desktop contains an in-memory data engine that can be used for rapid analysis. Many business users have data that is not stored in a database, and many databases are not set-up to support interactive and analytical queries. In these cases, users can import the data into Tableau Desktop’s in-memory data engine. This data engine is designed to support analytical queries on hundreds of millions of rows of data with responses rendered in seconds.

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Data integration—Many questions require combining data from multiple sources. Tableau Desktop provides a number of ways for people to combine data without requiring a typical data loading and transformation project. A Tableau workbook can connect to many different data sources, with each source independently leveraging either a live query or in-memory approach. Users can then combine the data in single dashboard, visualization, filter or calculation using our Data Blending functionality. This approach can greatly extend the scope and depth of questions a person can answer.

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Sharing and presentation—Tableau Desktop allows users to author and distribute visualizations and dashboards with the ease expected of everyday office tools like spreadsheets. Content created in Tableau Desktop can be embedded in documents and presentations, or the workbooks can be distributed for viewing by people who have Tableau Desktop or Tableau Reader, a free product to view and interact with visualizations built in Tableau Desktop. Alternately, users can publish their workbooks to Tableau Server enabling others in the organization to access them using a web browser.

Tableau Server

Tableau Server is a powerful business intelligence platform with enterprise-class data management, scalability and security. The collaborative features of Tableau Server are designed to foster more sharing of data to improve the dissemination of information across an organization and promote improved decision-making.

Tableau Server’s key capabilities include:

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Shared content—Tableau Server provides an easy-to-navigate repository of shared visualizations and dashboards within an organization. After users of Tableau Desktop create and publish their work to Tableau Server, any other user with appropriate security credentials can view and interact with it using a Web browser or mobile application. These viewers can also edit the work and republish it back to the server. The ability to publish dashboards and easily share impactful visual analysis increases awareness of business data and promotes improved decision-making. In addition, allowing others to interact with an analysis gives them deeper understanding of the information which leads to an improved grasp on the problem and hence greater confidence in the solution.

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Shared data—Just as Tableau Server is a platform for shared analysis, it is also a platform for shared data. Organizations can use Tableau Server to centrally manage enterprise data sources and metadata enabling knowledge sharing, efficiency, data consistency and security. Business users or IT professionals can create rich data models, containing calculations, hierarchies, field aliases, sets and groups of interest, and publish them to Tableau Server to be shared across an organization. Others can use these models as a starting point while extending them to meet their own specific analytical needs. While centralized data models are not a pre-requisite for analysis in Tableau, they provide flexibility and increased productivity while maintaining control and security of data.

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Universal access—We have designed Tableau Server to enable seamless sharing of content across desktop, mobile and Web clients. Once users author and publish analytical content to the server, people across an organization can consume it on different browsers and devices. Further, Tableau Server automatically detects the access device being used and adapts the content to take advantage of the device’s capabilities including native touch experience, form factor and security. Tableau Server allows users to actively subscribe to content for automatic delivery on their devices or pull content on demand.

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Integration—Tableau Server offers APIs that help developers, customers and partners embed and control our software from portals, websites and other enterprise applications. Our APIs can also be used to construct in-memory databases, upload content and add users to the server programmatically. In addition to APIs, we also offer command line utilities to automate management tasks, and data upload tools to move data rapidly into Tableau Server.

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Scalability—Tableau Server’s distributed multi-tier architecture allows it to scale to tens of thousands of users, across desktop, Web and mobile clients, meeting the needs of some of the largest organizations globally.

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Security—Tableau Server provides a robust security model that encompasses authentication, data and network security. Tableau Server is also built on a multi-tenant architecture that allows administrators to logically partition a single system across user populations, providing for separation of content.

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Administration—We believe the ease of administering a system is tremendously important to its adoption. While Tableau Server’s management interface is designed to be simple enough for a line-of-business user, we also provide APIs to allow administrators to automate routine management processes. After the initial setup, many of our customers have reported that they spend little time on Tableau Server administration.

Tableau Online

Our newest product offering, Tableau Online, a cloud-based hosted version of Tableau Server, launched in July 2013. Tableau Online is built on the Tableau Server platform and provides ease-of-use, speed, availability and security without requiring customers to manage physical infrastructure.

Tableau Online runs in a secure data center and can be accessed by clients remotely using Tableau Desktop, a browser or a mobile device.

Tableau Public

Tableau Public is a free cloud-based offering that is available for anyone to use with public data. This offering allows users of diverse backgrounds, from bloggers and journalists to researchers to government workers, to easily visualize public data on their websites. People who visit these websites can interact with the visualizations and share them via social media.

Using Tableau Public, data can be transformed into interactive graphs, dashboards and maps for the world to see on the Web. For example, a blogger focused on economic issues may want to blog about changes in the U.S. unemployment rate. Using Tableau Public, the blogger can quickly build an interactive visualization using data from the U.S. Bureau of Labor Statistics and embed it in his blog. Every time the blog is viewed, Tableau Public serves up the data as a dynamic visualization.

Since its launch in 2010, Tableau Public has been used by thousands of people to make public data easy to see and understand. People have used the product to visualize and share data about government budgets, school performance, economic policy, sports statistics and box office trends. Visualizations from Tableau Public have been embedded in numerous websites including the Wall Street Journal, CNBC, Financial Times, the Guardian, Huffington Post, La Nacion, Le Monde, New Scientist, Gizmodo, the Washington Post, the Irish Times and Oxford University. For organizations that want to publish visualization to the public Web, but protect the underlying data assets among other benefits, we offer a subscription service, Tableau Public Premium.

Tableau Public enables us to test new product features and engage in user research as well as generate greater awareness of Tableau and increase community engagement.

In addition to offering most of the features of Tableau Desktop and Tableau Server, Tableau Public offers the following capabilities:

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Web scale—Tableau Public meets the massive performance requirements of serving dynamic content on top tier websites including media channels, social media and other consumer internet services. Through a combination of proprietary software and optimized hardware we have designed a highly scalable, multi-tenant, online infrastructure that is based at a secure third party Web hosting facility. Since its launch, our Tableau Public service has served more than 100 million views worldwide.

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Social reach—Anyone viewing or interacting with a Tableau Public visualization can share it on Facebook or Twitter. The ease of social sharing has facilitated greater conversations around data on Tableau Public.

Technology

Our powerful and easy-to-use products are built on a foundation of proprietary technologies. Key among these are VizQL, our Live Query Engine and In-Memory Data Engine, which work together in harmony to create our Hybrid Data Architecture.

Visual Query Language (VizQL) for Databases

At the heart of Tableau‘s products is our proprietary and breakthrough technology called VizQL. VizQL is a visual query language for data that simultaneously describes how to query data and how to present it visually. VizQL can deliver dramatic gains in people’s ability to see and understand data and we believe is unique in several important aspects:

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Extensibility and flexibility—VizQL is a computer language for describing pictures of data, including tables, graphs, charts, maps, time series and tables of visualizations. VizQL unifies these different visual representations into a single framework. Conventional component architectures that underlie reporting packages and charting wizards contain a fixed number of computer procedures, one for each type of picture. VizQL, in contrast, is a language for creating pictures. Each type of picture is a different statement in the language. The extensibility and flexibility of VizQL makes it possible to create a virtually unlimited number of visualizations.

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Transforms database records to graphical representations—VizQL statements define the mapping from records returned from a database to graphical marks on a screen. Some fields in the record control the geometric properties of the mark, including position, size and orientation while other fields control visual attributes like color, transparency and shape.

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Declarative language—VizQL is a declarative language like other database languages, including SQL. The advantage of a declarative language is that the user describes what picture should be created, not how to make it. The user need not be aware of underlying implementation as query, analysis and rendering operations run behind the scenes. The result is a portable and more scalable system.

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Defines and controls queries—VizQL procedures define both the resulting picture and the database query. Our Live Query Engine generates efficient queries for external databases of many types from many vendors. VizQL also controls execution of our optimized In-Memory Data Engine to perform calculations in real time.

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Optimized—VizQL’s interpreter is optimized for interactive use, enabling visualization and drawing of large data sets. VizQL is specifically designed to take advantage of modern computer graphics hardware, such as the fast rendering chips developed for gaming that are standard on personal computers.

The initial development of VizQL began at Stanford University in 1999. Stanford University has granted us an exclusive license to commercialize the software and related patents resulting from that research. The software and related patents generally relate to three subject areas: (1) architecture for creating table-based visualizations from relational databases; (2) graphical user interface for creating specification for table-based visualizations; and (3) an environment for rapid development of interactive visualizations. Our license from Stanford University is exclusive in all fields, worldwide and sublicensable. The license agreement provides for Tableau to own all improvements to and derivative works of the software that it develops. The license agreement also provides for enforcement of the licensed patents against alleged infringers. If Stanford University and Tableau agree to jointly enforce the licensed patents against an alleged infringer, the parties equally share the costs and the recovery or settlement for such enforcement. If Stanford University and Tableau do not agree to jointly enforce the licensed patents against an alleged infringer, Stanford University and Tableau will each have the right to enforce the licensed patents against the alleged infringer. If Tableau files such a suit in a United States court, Stanford University joins such suit only for standing purposes, and Tableau wins an award of damages for, or receives a settlement payment for, infringement of a United States licensed patent, Tableau would retain that award or settlement payment and would be required to negotiate in good faith with Stanford University to compensate it for its expenses in connection with the suit. If Stanford University files such a suit in a United States court, Tableau joins such suit only for standing purposes, and Stanford University wins an award of damages for, or receives a settlement payment for, infringement of a United States licensed patent, Stanford University would retain that award or settlement payment. The license agreement does not expire and can be terminated by Stanford University only if Tableau breaches the agreement and does not remedy the breach within thirty days after receiving written notice of the alleged breach from Stanford University. We have invested substantial research and development in VizQL since obtaining these rights. We have also obtained additional patents related to our core VizQL technology.

Live Query Engine

We have developed a Live Query Engine that interprets abstract queries generated by VizQL into syntax understandable by popular database systems. For instance, our Live Query Engine can compile VizQL statements into optimized SQL and MDX syntax understandable by database systems made by Microsoft, Oracle, IBM, EMC, SAP, Teradata and many other database vendors. As a result, our technology provides customers with a way to increase the accessibility, usability and performance of their databases. It also gives them a uniform user interface for interacting with databases of diverse vendors, formats and sizes.

It is common for traditional business intelligence products to import data from the organization’s database systems. In contrast, Tableau’s Live Query Engine enables people to query databases without having to first import the data into our products. Queries generated by our Live Query Engine are interpreted and run by the database, with only the results of each query rendered. This approach offers many advantages for customers:

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Data consistency—Copying data can cause people to work with out-of-date information. Further, each copy of the data may represent information at different times leading to inconsistency. With our Live Query Engine, customers do not need to create additional copies of their data.

•	Avoids data movement—Moving and loading data is often time consuming and expensive. With Live Query Engine, our customers do not need to move data in order to use our products.

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Scalability—Many database vendors provide massively parallel implementations of databases that provide scalable data access to large data sets. These systems can scale in various ways including scaling the number of tables in the database, the number of records in each table, the number of columns in each record, the number of users and the number of active queries. These systems also provide powerful computation capabilities for very large data volumes. Our Live Query Engine allows businesses to leverage their investment in scalable data infrastructure.

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Security—Transferring data out of a database causes customers to lose the security and permissions models associated with that data. Using our Live Query Engine, customers can leverage the security and permissions models specified in their database systems.

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Flexibility—The database industry consists of multiple vendors with competitively differentiated products. Our Live Query Engine enables our customers to choose the appropriate technology for their business.

We focus on ensuring our software is compatible with popular database platforms and that our live query technology works with the most recent releases of those platforms. Our Live Query Engine is compatible with 36 data sources, including those from the top five database vendors in the world.

We have also pioneered connectors to emerging “Big Data” and cloud technologies. We connect to open-source Hadoop databases, proprietary MapReduce technologies and cloud data warehouses like Amazon Redshift and Google BigQuery. We also connect to column stores, databases designed to process unstructured data, and Web applications such as salesforce.com and Google Analytics. We believe the size of the data that our customers analyze continues to grow. We will continue to develop our live query technology with the goal of empowering our users to have complete access to any data stored anywhere.

In-Memory Data Engine

We have also developed a fast In-Memory Data Engine that allows people to analyze large amounts of data independently of database systems. This option is valuable to our customers as it enables them to overcome the following challenges:

•	Lack of databases—Much of the world’s data is not stored in databases. For instance, data is commonly stored in text files, spreadsheets, logs or other formats.

•	Limited performance—In addition, much of the world’s data is stored in databases that are too slow for interactive analysis or reporting.

For these situations, we have developed an In-Memory Data Engine, with the following unique combination of attributes that enable fast calculations:

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Column-based storage—Our In-Memory Data Engine is based on a column-oriented format which is able to reduce input/output on analytical workloads. It employs a simple disk based representation of data that leverages the operating systems’ management of virtual memory.

•	Compressed data representation—Our technology utilizes compression aimed to keep the memory footprint as small as possible.

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Optimization for in-memory analytics—Our In-Memory Data Engine is optimized for analyzing data in random access memory, or RAM. For example, leveraging RAM-based indices our technology is more efficient than those using disk-based indices.

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Architecture aware algorithms—Our technology is designed to achieve high-throughput on modern processors. Key algorithms, such as grouping and aggregation, are designed to be cache and multi-core aware and adaptive to different hardware characteristics.

By importing data into our In-Memory Data engine, our customers can get many of the benefits of a fast database without the complication, cost and delay of a new investment in databases systems. Our In-Memory Data Engine is designed to be used on commodity hardware such as personal computers, laptops and servers that are common in companies today.

Hybrid Data Architecture

We have designed our Live Query Engine and In-Memory Data Engine to work in harmony. This hybrid approach gives customers flexibility and power. For instance, customers can use our In-Memory Data Engine to import a sample of data from a large database, and then after designing an initial visualization that answers a question, run the visualization against the entire database using the live query option. As another example of the hybrid approach, customers can integrate live data with in-memory data in a single visualization or dashboard. Both of these examples can be achieved by business users without any programming or scripting.

Customers

Our software is designed for anyone with data and questions. Our customers range from the largest corporations in the world to sole proprietors. Tableau’s ease of installation and maintenance provides the flexibility to be deployed by individuals, departments or as an enterprise-wide system. We provide our products to organizations in various industries, including business services, energy and telecommunications, financial services, Internet, life sciences and healthcare, manufacturing and technology, media and entertainment, public sector and education, and retail, consumer and distribution.

We have grown our customer accounts from approximately 5,300 as of December 31, 2010 to more than 15,000 as of September 30, 2013, located in more than 100 countries. We define a customer account as a purchaser of our products. Customer accounts are typically organizations. In some cases, organizations will have multiple groups purchasing our software, which we count as discrete customer accounts. As of September 30, 2013, we had more than 13,500 customers. When we calculate the number of customers, we consolidate customer accounts that are affiliated with the same parent organization. No customer represented more than 5% of our total revenues in 2010, 2011 or 2012 or for the nine months ended September 30, 2012 or 2013.

Representative Customers

The following table provides a representative list of some of our largest customers during 2011 and 2012 by industry category:

Business Services	Energy/Telecommunications	Financial Services
Deloitte Consulting HAVI Group, LP Huegin Lend Lease Syncapse	AREVA InterOil T-Mobile USA Verizon XO Communications	Associated Banc-Corp Irish Life Rabobank RBC Wealth Management RenaissanceRe

Internet	Life Sciences/Healthcare	Manufacturing/Technology
AOL LinkedIn Pandora Zillow Zulily	GlaxoSmithKline Harvard Pilgrim Healthcare Seattle Children’s Hospital U.C. Irvine Medical Center UnitedHealth Group	Citrix Deere & Company DuPont Lafarge SpaceX

Media/Entertainment	Public Sector/Education	Retail/Consumer/Distribution
Activision Blizzard BBC Worldwide Big Fish Games Discovery Communications Rosetta Stone	Aspire Public Schools Cornell University Duke University Federal Aviation Administration U.S. Army	American Airlines NIKE Norfolk Southern Sears Holdings Corporation SUPERVALU

Support and Services

Our products are designed for our customers able to deploy and use them on their own. However, we offer several programs to enable our customers to maximize their experience and success with our products.

Maintenance and Support

Our maintenance and support services provide access to new releases of our software in addition to technical support services. Our technical support team also fields “how-to” inquiries from customers related to specific product functionality.

We offer multiple levels of technical support services to our customers from our offices in Seattle, Washington; Kirkland, Washington; London, United Kingdom; and Dublin, Ireland. We offer our highest support level, including a dedicated phone number, to address critical issues, 24 hours a day, seven days a week, year-round. In addition, we offer a variety of support tools on our website including a knowledge base, product documentation guides, release notes and drivers. We have also developed an extensive online support community, which includes forums and user groups that is intended to enable our customers to learn and to connect with each other.

Training

In order to enable our customers to be self-reliant, we offer free online training to customers on our website, including hundreds of hours of training videos, sample visualizations and best practice articles.

We also provide a variety of fee-based product training options ranging from instructor-led courses in a traditional classroom setting to online courses. These training courses are designed to deepen understanding of specific aspects of our products and range from a single day to a week in length.

Professional Services

We have also invested in a professional services organization to help our customers maximize their benefits from using our products. Our professional services are generally intended to accelerate the analytics process rather than focus on installation and configuration of our software, as we believe most of our customers are able to deploy our products without assistance. These services are delivered either in person or remotely, and we tailor our services engagements to a customer’s specific needs.

Tableau Community

We have built a strong and growing community of users and partners that help us evangelize our mission. The purpose of our community is to give customer and prospects opportunities to connect and share their experiences and ideas, and to allow them to provide valuable feedback on our products that helps us prioritize product enhancements.

Our online community currently offers:

•	knowledge bases, forums and repositories that help users learn about topics of interest, ask questions and share insights;

•	groups, a mechanism that allows users to connect based on geographical location or industry affiliation;

•	ideas, an avenue to share product suggestions;

•	Viz Talk, designed to let users share and discuss interesting data visualizations;

•	blogs; and

•	news.

We also organize events to engage with our customers and foster our user community. Our seminal event is our annual U.S. Tableau Customer Conference, which has grown rapidly in the last several years, from approximately 180 attendees in 2008 to over 3,000 attendees in 2013. At this event, our customers have the opportunity to network and connect, learn best practices, attend training sessions, and present their questions and suggestions directly to our software developers, executives and other employees. Based on the positive feedback and demand for this conference, we expanded this offering internationally with our 2011, 2012 and 2013 Tableau European Customer Conferences. We also intend to begin hosting conferences in other regions around the world. Finally, many of our customers form local user groups that meet periodically to discuss and share experiences using our products.

Culture and Employees

Our culture is fundamental to our success and we embrace and cultivate it with pride. Eight core values define our culture and govern our approach to business. These consist of teamwork, product leadership, using our own products, respect, honesty, simplicity and commitment to delighting our customers.

Our values permeate our organization and drive our identity as a company. For example, we strive to paint virtually all aspects of our business with a brush of simplicity, from product user interfaces to pricing models to internal business processes to marketing strategies. We view our employees as partners in creating a great work environment, and we take a long term approach to their recruitment and development. As a result of our careful hiring choices, we believe our company is populated by smart, respectful people grounded in humility. We have been publicly recognized as one of the best workplaces in the State of Washington.

Our company desires to make an impact on our community, and in December 2012 we established the Tableau Foundation, a donor-advised charitable fund. The focus of the Tableau Foundation will be to encourage the use of facts and analytical reasoning to solve the world’s problems. It is also an avenue to support specific employee causes.

As of September 30, 2013, we had 1,039 full-time employees globally. We also engage temporary employees and consultants. None of our employees is represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Sales and Marketing

Our sales and marketing teams collaborate to create market awareness and demand, to build a robust sales pipeline and to ensure customer success that drives revenue growth.

Sales

Our sales efforts are built on a land and expand sales model that is designed to capitalize on the ease of use, low up-front cost and collaborative capabilities of our software. To facilitate rapid adoption of our products, we provide fully functional free trial versions of our products on our website and have created a simple pricing model with no minimum purchase requirements. After an initial trial or purchase, which is often made to target a specific business need at a grassroots level within an organization, the use of our products often spreads across departments, divisions and geographies, via word-of-mouth, discovery of new use cases and our sales efforts.

Our direct sales approach includes inside sales teams and field sales teams. Our inside sales team, based in regional sales hubs, qualifies and manages accounts throughout the world in a manner in which we can seed new sales at a low cost and expand these accounts over time. Our direct field sales team covers North America; Europe, Middle East and Africa; the Asia Pacific region; and Latin America, and is mainly responsible for lead qualification and account management for large enterprises. All our direct sales teams partner with technical sales representatives who provide pre-sales technical support. We also have a dedicated customer success team responsible for driving renewals of existing contracts.

We also sell our products through indirect sales channels including technology vendors, resellers and OEM and independent software vendor, or ISV, partners. These channels provide additional sales coverage, solution-based selling, services and training throughout the world. Our channel program is led by a dedicated sales team and provides training, certification and sales resources to our partners. As of September 30, 2013, less than 10% of our sales team focused on indirect sales channels. We plan to continue to invest in our partner programs to help us enter and grow in new markets while complementing our direct sales efforts.

Our sales organization also includes professional services and training teams that work with customers of all sizes to support implementations and increase adoption. These efforts include in-person and phone-based engagements, webinars, in-person training and free on-demand training.

Marketing

Our marketing efforts focus on establishing our brand, generating awareness, creating leads and cultivating the Tableau community. The marketing team consists primarily of product marketing, programs, field events, channel marketing, corporate communications and website teams. We leverage both online and offline marketing channels such as events and trade shows, seminars and webinars, third-party analyst reports, whitepapers, case studies, blogs, search engines and email marketing. A central focus for the marketing team is to drive free product trials and encourage use of our free online training, an integral part of our customer acquisition process. Our marketing team is responsible for the logistics of hosting various events, including our annual customer conferences and regional events, as well as providing Web-based community tools and supporting customer-driven user groups.

We believe the simplest way to showcase our products is by using them in live or recorded demonstrations. Our marketing team also promotes Tableau Public to generate awareness. By democratizing access to public data and facilitating sharing of insights online, Tableau Public has rapidly increased community engagement and extended the reach our products. Interest in this service has grown quickly and is demonstrated by more than 100 million cumulative Tableau Public page views to date.

Strategic Relationships

We view our partners as an extension of our team, playing an integral role in our development and growth. Our partner programs include technology partnerships, reseller arrangements, and OEM and ISV relationships. In addition, we also work closely with system integrators, consulting firms and training partners.

Technology Vendors

Our most important technology partnerships are with data platform vendors. We collaborate with these vendors to build high performance connectivity to their data sources. We have 36 optimized data platform connectors to popular data platforms from vendors such as Amazon.com, Cloudera, Inc., International Business Machines Corporation, or IBM, Microsoft Corporation, Oracle Corporation, salesforce.com, inc., SAP AG and Teradata Corporation. In addition, some of our technology partners, such as Teradata Corporation, are resellers of our products.

Resellers/VARs

Most of our indirect sales are through resellers. In certain international markets we rely more heavily on resellers than we do in the United States. Our reseller program is designed to support business growth, help generate new opportunities, optimize customer experience and care, increase profitability and close deals more quickly. We partner with value-added resellers, or VARs, who provide vertical expertise and technical advice in addition to reselling or bundling our software. We qualify our partners carefully to help ensure that each has the necessary capabilities and technical expertise to allow us to deliver even greater value to our customers.

OEMs

We believe that software applications made by other companies can benefit from the analytical capabilities that our products can provide, and we continue to develop relationships with OEM partners that embed our software into their applications. Currently, we have over 40 OEM relationships. These consist of both traditional OEMs that provide a customized version of our products for their applications as well as SaaS-based OEMs that deliver analytics as a service.

With the release of, Tableau 8.0, we introduced API support, which includes a JavaScript API that enables third-party applications to control the Tableau application and a Data Extract API that allows partners and customers to load data into our products programmatically. We believe these APIs will make it easier to integrate our products with third party products and further advance our partner relationships.

Research and Development

We invest substantial resources in research and development to drive core technology innovation and to bring new products to market. Our research and development organization, with employees located in Seattle, Washington, Kirkland, Washington, Menlo Park, California and Austin, Texas, is primarily responsible for design, development, testing and certification of our products and core technologies. Our mission-driven culture empowers our employees to take ownership and personal pride in building our products. We work hard to create an environment that satisfies our talents and intellectual curiosities while promoting the development of broadly impactful and transformative technologies.

We have historically targeted major product releases on an annual cycle. Since our founding, we have developed eight major versions of our products. In addition, we also provide maintenance releases with bug fixes and incremental functionality, generally on a monthly basis. For example, in the maintenance releases that followed Tableau 8.0, we introduced features such as new data connectors, enhanced security, and improved memory usage. Our release cycles enable us to be responsive to customers by delivering new functionality on a frequent basis. We establish priorities for our organization by collaborating closely with our customers, community and employees. We use our products across all business functions at Tableau, from customer support to finance to sales and marketing to human resources, and every employee is encouraged to test and provide feedback.

Our founders conducted the original research that led to the development of VizQL at Stanford University. We actively invest in an internally focused research effort and collaborate with the research and academic community to keep current with cutting edge technologies and help us to stay at the forefront of innovation.

We are focused on hiring the top technical talent in the industry, top engineering programs and research institutions. Our talented engineers and computer scientists are focused on finding simple and elegant solutions to complex problems in information visualization, data analytics, user experience and distributed system design. Over one third of our research and development employees have advanced technical degrees.

Competition

Our current primary competitors generally fall into three categories:

•

large software companies, including suppliers of traditional business intelligence solutions that provide one or more capabilities that are competitive with our products, such as IBM, Microsoft Corporation, Oracle Corporation and SAP AG;

•	spreadsheet software providers, such as Microsoft Corporation; and

•	new and emerging business analytics software companies, such as Qlik Technologies Inc. and TIBCO Spotfire (a subsidiary of TIBCO Software Inc.).

In addition, we may compete with open source initiatives and custom development efforts. We expect competition to increase as other established and emerging companies enter the business analytics market, as customer requirements evolve and as new products and technologies are introduced. We expect this to be particularly true with respect to our cloud-based offerings as we and our competitors seek to provide business analytics products based on a SaaS platform. This is a relatively new and evolving area of business analytics solutions, and we anticipate competition to increase based on customer demand for these types of products.

Many of our competitors, particularly the large software companies named above, have longer operating histories, significantly greater financial, technical, marketing, distribution or other resources and greater name recognition than we do. In addition, many of our competitors have strong relationships with current and potential customers and extensive knowledge of the business analytics industry. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than us. Moreover, many of these competitors are bundling their analytics products into larger deals or maintenance renewals, often at significant discounts. Increased competition may lead to price cuts or the introduction of products available for free or a nominal price, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share. We may not be able to compete successfully against current and future competitors, and our business, results of operations and financial condition will be harmed if we fail to meet these competitive pressures.

Intellectual Property

We rely on federal, state, common law and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties, such as service providers, vendors, individuals and entities that may be exploring a business relationship with us.

In addition to these contractual arrangements, we also rely on a combination of trade secrets, copyrights, patents, trademarks, service marks and domain names to protect our intellectual property. We pursue the registration of our copyrights, trademarks, service marks and domain names in the United States and in certain locations outside the United States.

As of September 30, 2013, we had ten issued U.S. patents directed to our technology. We also had 11 pending patent applications in the United States.

We own registered trademarks for Tableau, Tableau Software, VizQL, Show Me! and Data In. Brilliance Out. in the United States, which have various expiration dates unless renewed through customary processes. We also own trademark registrations for Tableau, Tableau Software, VizQL, and Show Me! In Canada; Tableau Software and Show Me! in China and Japan; and Tableau Software, VizQL and Show Me! in the European Union. Such registered trademarks will expire unless renewed at various times in the future.

Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop applications with the same functionality as our applications. Policing unauthorized use of our technology and intellectual property rights is difficult.

We expect that software and other applications in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of applications in different industry segments overlaps. Any of these third parties might make a claim of infringement against us at any time.

Facilities

Our principal executive offices are located in Seattle, Washington, and we also have offices located in Kirkland, Washington; Menlo Park, California; Austin, Texas; London, United Kingdom; Singapore; Tokyo, Japan; Sydney, Australia; and Dublin, Ireland. We believe that our properties are generally suitable to meet our needs for the foreseeable future. In addition, to the extent we require additional space in the future, we believe that it would be readily available on commercially reasonable terms.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers, Other Executive Management and Directors

Our executive officers, other executive management and directors and their respective ages and positions as of September 30, 2013, are as follows:

Name	Age	Position(s)
Executive Officers
Christian Chabot	41	Chief Executive Officer, Co-founder and Chairman of the Board
Christopher Stolte	40	Chief Development Officer, Co-founder and Director
Thomas Walker	44	Chief Financial Officer
Elissa Fink	49	Chief Marketing Officer
Kelly Wright	43	Executive Vice President, Sales
Keenan Conder	50	Vice President, General Counsel and Corporate Secretary

Other Executive Management
Patrick Hanrahan	58	Chief Scientist, Co-founder and Director
Andrew Beers	42	Vice President, Product Development
Daniel Jewett	51	Vice President, Product Management
Jay Peir	40	Vice President, Corporate Development
Brian Smith	45	Vice President, Technical Operations
Brett Thompson	41	Vice President, Human Resources

Non-Employee Directors
Forest Baskett(3)	70	Director
Elliott Jurgensen, Jr.(2)(3)	68	Director
John McAdam(1)(2)	62	Director
Scott Sandell(1)(3)(4)	49	Director
Brooke Seawell(2)	65	Director

(1)	Member of the nominating and corporate governance committee.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.
(4)	Lead independent director.

Executive Officers

Christian Chabot is one of our co-founders and has served as our Chief Executive Officer and Chairman of our board of directors since our inception in 2003. Prior to joining us, Mr. Chabot served as an Associate Partner at Softbank Venture Capital, a venture capital firm. Prior to Softbank, Mr. Chabot was the President and co-founder of BeeLine LLC, a visualization software company. He holds an M.B.A. from Stanford University, an M.Sc from the University of Sussex and a B.S. from Stanford University. Mr. Chabot was chosen to serve on our board of directors because he is a co-founder, a significant stockholder and our Chief Executive Officer.

Christopher Stolte is one of our co-founders and has served as a member of our board of directors since our inception in 2003. Dr. Stolte has served as our Chief Development Officer since May 2010, and prior to that served as our Vice President of Engineering. Prior to joining us, Dr. Stolte was the Chief Technology Officer and co-founder of BeeLine LLC. Dr. Stolte holds a Ph.D. in Computer Science from Stanford University and a B.S. from Simon Fraser University. Dr. Stolte was chosen to serve on our board of directors because he is a co-founder, a significant stockholder and, as our Chief Development Officer has a deep understanding of our products and technology.

Thomas Walker has served as our Chief Financial Officer since July 2008, and prior to that served as our Vice President, Finance and Operations. Prior to joining us, Mr. Walker served as Vice President, Finance and Administration at Beacon Fire and Safety LP, which was subsequently acquired by Cintas Corporation. Mr. Walker has over 20 years of experience in software and publishing, including roles in corporate finance at Time Warner Inc. and IDG Books Worldwide, Inc., which was subsequently acquired by John Wiley & Sons, Inc. Mr. Walker holds an M.B.A. from CUNY Baruch College and a B.S. from Arizona State University.

Elissa Fink has served as our Chief Marketing Officer since August 2011, and prior to that served as our Vice President of Marketing from August 2007 to August 2011. Prior to joining us, Ms. Fink served as Executive Vice President at IXI Corporation, which was subsequently acquired by Equifax Inc. She holds an M.B.A. in Marketing and Decision Systems from the University of Southern California and a B.A. from Santa Clara University.

Kelly Wright has served as our Executive Vice President, Sales since November 2010 and prior to that served as our Vice President of Sales and various other sales leadership positions since joining us in 2005. Prior to joining us, Ms. Wright served as Vice President of Sales at AtHoc, Inc. She holds an M.B.A. from The Wharton School at the University of Pennsylvania and a B.A. from Stanford University.

Keenan Conder has served as our Vice President, General Counsel and Corporate Secretary since January 2012. Prior to joining us, Mr. Conder served as Vice President, General Counsel and Corporate Secretary of Isilon Systems, Inc., a data storage company, which was subsequently acquired by EMC Corporation, from 2007 to 2012. Mr. Conder previously served as Senior Vice President, General Counsel and Corporate Secretary of Expedia, Inc., an online travel company. Mr. Conder received his J.D. from Wake Forest University and holds a B.A. from the University of North Carolina at Chapel Hill.

Other Executive Management

Patrick Hanrahan has served as our Chief Scientist and as a member of our board of directors since our inception in 2003. Dr. Hanrahan is also currently the CANON Professor of Computer Science and Electrical Engineering at Stanford University, where he teaches computer graphics and is researching visualization, image synthesis, and graphics systems and architectures. Dr. Hanrahan is a part-time employee of Tableau, with approximately 20% of his professional time currently dedicated to Tableau. Prior to joining us, Dr. Hanrahan served as senior scientist at Pixar Animation Studios. Prior to joining Stanford, Dr. Hanrahan was an Associate Professor at Princeton University. Dr. Hanrahan holds a Ph.D. in Biophysics and a B.S. from the University of Wisconsin—Madison. Dr. Hanrahan was chosen to serve on our board of directors because he is a co-founder, a significant stockholder and, as our Chief Scientist, has a deep understanding of our products and technology.

Andrew Beers has served as our Vice President of Product Development since 2010, and various other leadership positions since joining us in 2004. From 1997 through 2004, he served in a variety of engineering and leadership roles including Director of Engineering at Align Technology, the makers of the Invisalign medical device. He received an M.S. in Computer Science from Stanford University and a B.S. from The State University of New York at Buffalo.

Daniel Jewett has served as our Vice President of Product Management since July 2007. From 2003 to 2007, Mr. Jewett was Vice President of Query, Reporting & Analysis Tools at Hyperion Solutions Corporation. From 1992 to 2003, Mr. Jewett held a number of senior positions at Brio Technology, including Vice President of Business Intelligence Products, and Vice President of Product Management. Mr. Jewett received an M.B.A. from California State University, Long Beach and a B.S. from California State University, Sacramento.

Jay Peir has served as our Vice President, Corporate Development since November 2011. From 2003 to November 2011, Mr. Peir held a number of key leadership roles at SunPower Corporation, a solar energy company, including Vice President, Corporate Development, Vice President, Treasurer and Chief Financial Officer. Mr. Peir holds an M.B.A., an M.S. and a B.S. from Stanford University.

Brian Smith has served as our Vice President, Technical Operations since October 2010. Prior to joining us, Mr. Smith was a partner at Digiting, Inc., a software company, from December 2009 to October 2010. From January 2009 to December 2009, Mr. Smith engaged in technical research. From February 1998 to January 2009, Mr. Smith held a number of key leadership roles at Expedia, Inc., including Vice President of Information Technology, General Manager of eCommerce Systems and Director of Platform Engineering. Mr. Smith received an M.B.A. and a B.A. from the University of Washington.

Brett Thompson has served as our Vice President, Human Resources since October 2011. Prior to joining us, Mr. Thompson held several positions as a senior human resources executive at both public and private companies, including serving as a consultant and later Vice President at Classmates.com from December 1999 until it was acquired by United Online, Inc. in November 2004, and Senior Vice President, Human Resources at United Online, Inc. from November 2004 until joining us in October 2011. He holds a B.S. from Utah State University.

Board of Directors

Forest Baskett has served as a member of our board of directors since August 2008. Dr. Baskett has been a General Partner with New Enterprise Associates, Inc., or NEA, a venture capital firm, since 2004, where he focuses on information and energy technology investments. Dr. Baskett joined NEA in 1999. From 1986 to 1999, Dr. Baskett served as Chief Technology Officer and Senior Vice President, Research and Development of Silicon Graphics Inc., or SGI. Prior to joining SGI, he founded and directed the Western Research Laboratory of Digital Equipment Corporation from 1982 to 1986, and was a professor of Computer Science and Electrical Engineering at Stanford University from 1971 to 1982. Dr. Baskett also serves on the boards of Fusion-io, Inc., Audience, Inc. and various private technology companies. Dr. Baskett holds a Ph.D. in Computer Science from the University of Texas at Austin and a B.A. from Rice University. He is also a member of the National Academy of Engineering. Dr. Baskett was chosen to serve on our board of directors due to his extensive experience with a wide range of technology companies and the venture capital industry.

Elliott Jurgensen, Jr. has served as a member of our board of directors since September 2012. Mr. Jurgensen retired from KPMG LLP, an international public accounting firm, in January 2003 after 32 years, including 23 years as an audit partner. During his public accounting career at KPMG, he held a number of leadership positions, including Managing Partner of the Bellevue, Washington office from 1982 to 1991 and Managing Partner of the Seattle, Washington office from 1993 to 2002. Mr. Jurgensen currently serves on the boards of BSquare Corporation and a private company. Mr. Jurgensen previously served on the boards of McCormick & Schmick’s Seafood Restaurants, Inc. from July 2004 until the company was sold in December 2011 and Isilon Systems, Inc., from April 2006 until the company was sold in December 2010. Mr. Jurgensen has a B.S. from California State University, San Jose. Mr. Jurgensen was chosen to serve on our board of directors due to his substantial financial expertise that includes extensive knowledge of the complex financial and operational issues facing publicly-traded companies and a deep understanding of accounting principles and financial reporting rules and regulations. He also brings professional service expertise, technology industry experience, experience as a public company board member, and sales and marketing experience at KPMG.

John McAdam has served as a member of our board of directors since December 2012. Mr. McAdam has served as the President and Chief Executive Officer and a member of the board of directors of F5 Networks, Inc., a provider of application delivery networking technology, since July 2000. Prior to joining F5 Networks, Mr. McAdam served as General Manager of the Web server sales business at IBM from September 1999 to July 2000. From January 1995 until August 1999, Mr. McAdam served as the President and Chief Operating Officer of Sequent Computer Systems, Inc., a manufacturer of high-end open systems, which was sold to IBM in September 1999. Mr. McAdam holds a B.S. from the University of Glasgow, Scotland. Mr. McAdam was chosen to serve on our board of directors due to his experience in the technology industry, in particular his experience managing F5 Networks through a period of high growth.

Scott Sandell has served as a member of our board of directors since August 2004. Mr. Sandell is a General Partner at NEA and head of the firm’s technology investing practice. Mr. Sandell also leads NEA’s investing activities in China. Prior to joining NEA in 1996, Mr. Sandell worked as a product manager for Windows 95 at Microsoft Corporation. Mr. Sandell started his career at the Boston Consulting Group and later joined C-ATS Software, Inc. Mr. Sandell currently serves on the boards of Fusion-io, Inc., Spreadtrum Communications, Inc. and Workday, Inc., in addition to various private companies. He previously served on the boards of NetIQ Corporation, WebExCommunications, Inc. and Data Domain, Inc.. Mr. Sandell is a member of the board of directors of the National Venture Capital Association. Mr. Sandell holds an M.B.A. from Stanford University and an A.B. from Dartmouth College. Mr. Sandell was chosen to serve on our board of directors due to his extensive experience with a wide range of technology companies and the venture capital industry.

Brooke Seawell has served as a member of our board of directors since November 2011. Mr. Seawell has been a Venture Partner with NEA since January 2005. Prior to joining NEA, Mr. Seawell was a Partner with Technology Crossover Ventures, a venture capital firm, from February 2000 to December 2004. Mr. Seawell also served as Executive Vice President of NetDynamics Inc., an application server software company that was acquired by Sun Microsystems, Inc., from 1997 to 1998, and Senior Vice President, Finance and Operations and Chief Financial Officer of Synopsys, an electronic design automation software company, from 1991 to 1997. Mr. Seawell previously served as Vice President, Finance and Production and Chief Financial Officer of Weitek Corporation, a fabless semiconductor company, from 1983 to 1991, and co-founder and Chief Financial Officer of Southwall Technologies, Inc., a complex thin film coatings company, from 1979 to 1983. Mr. Seawell currently serves on the boards of NVIDIA Corporation, Informatica Corporation, Glu Mobile Inc. and various private technology companies. Mr. Seawell also previously served on the Management Board of the Stanford Graduate School of Business. Mr. Seawell holds an M.B.A. from Stanford University and a B.A. from Stanford University. Mr. Seawell was chosen to serve on our board of directors due to his more than 30 years of experience in technology finance and operations, including having served as the chief financial officer of two public companies, his experience in the venture capital industry and his experience as a director of high technology companies.

Each of our officers serves at the discretion of our board of directors. Each of our directors holds office until his successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Composition

Certain members of our board of directors were elected pursuant to the provisions of a voting agreement, which terminated upon the closing of our initial public offering. Under the voting agreement, our stockholders that were party to the voting agreement agreed to vote their shares to elect to our board of directors (1) two directors designated by New Enterprise Associates (Dr. Baskett and Mr. Sandell); (2) the person serving as Chief Executive Officer (Mr. Chabot); (3) two individuals designated by the holders of a majority in interest of the shares held by our three founders (Dr. Stolte and Dr. Hanrahan); and (4) one individual designated by all other members of our board of directors (Mr. Seawell). There was no contractual arrangement by which Mr. Jurgensen or Mr. McAdam were elected to our board of directors. None of our stockholders currently has any special rights regarding the election or designation of members of our board of directors.

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of eight members. In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	the Class I directors are Messrs. Jurgensen, McAdam and Seawell, and their terms expire at the annual general meeting of stockholders to be held in 2014;

•	the Class II directors are Drs. Baskett and Hanrahan and Mr. Sandell, and their terms expire at the annual general meeting of stockholders to be held in 2015; and

•	the Class III directors are Mr. Chabot and Dr. Stolte, and their terms expire at the annual general meeting of stockholders to be held in 2016.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Generally, under the listing requirements and rules of the New York Stock Exchange, or the NYSE, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Our board of directors has determined that, other than Mr. Chabot and Drs. Stolte and Hanrahan, by virtue of their positions as Chief Executive Officer, Chief Development Officer and Chief Scientist, respectively, none of our directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE. Accordingly, a majority of our directors are independent, as required under applicable NYSE rules. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Lead Independent Director

Our board of directors has appointed Mr. Sandell to serve as our lead independent director. As lead independent director, Mr. Sandell presides over periodic meetings of our independent directors, serves as a liaison between our Chairman and the independent directors and performs such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Messrs. Seawell, Jurgensen and McAdam, each of whom satisfies the independence requirements under the NYSE listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Mr. Seawell. Our board of directors has determined that each of Messrs. Seawell and Jurgensen is an “audit committee financial expert” within the meaning of SEC regulations. Our board of directors has also determined that each member of our audit committee has the requisite financial expertise required under the applicable requirements of the NYSE. In arriving at this determination, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The primary functions of this committee include:

•	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services;

•	monitoring the rotation of partners on our engagement team of our independent registered public accounting firm;

•

reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	considering and approving or disapproving of all related party transactions;

•

reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;

•	conducting an annual assessment of the performance of the audit committee and its members, and the adequacy of its charter; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Compensation Committee

Our compensation committee consists of Mr. Jurgensen, Dr. Baskett and Mr. Sandell, each of whom our board of directors has determined to be independent under the NYSE listing standards and the rules and regulations of the SEC, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The chair of our compensation committee is Mr. Jurgensen. The primary functions of this committee include:

•

determining the compensation and other terms of employment of our chief executive officer and our other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	reviewing and recommending to the full board of directors the compensation of our directors;

•	evaluating, adopting and administering the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	establishing policies with respect to equity compensation arrangements;

•

reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full board of directors its inclusion in our periodic reports to be filed with the SEC; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. McAdam and Sandell, each of whom our board of directors has determined to be independent under the NYSE listing standards. The chair of our nominating and corporate governance committee is Mr. McAdam. The primary functions of this committee include:

•	reviewing periodically and evaluating director performance on our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	reviewing and recommending to our board of directors any amendments to our corporate governance policies; and

•	reviewing and assessing, at least annually, the performance of the nominating and corporate governance committee and the adequacy of its charter.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics is available on our website at www.tableausoftware.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not include or incorporate by reference into this prospectus the information on or accessible through our website.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

We do not currently provide any cash compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. Although we do not have a written policy, we generally reimburse our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings. We did not provide any cash compensation to our non-employee directors during the year ended December 31, 2012. Although we granted options to certain of our non-employee directors as reflected in the table below, we do not have any established policy with regard to the equity-based compensation of our directors. In addition, in March 2013, we granted to each of Dr. Baskett and Mr. Sandell an option to purchase 40,000 shares of our Class B common stock at an exercise price of $14.98 per share. All options we have granted to our non-employee directors have a term of four years and vest in 48 monthly installments commencing with the director’s appointment to the board of directors; however, if the director’s service with us ends due to a change in control, then any unvested options will become vested and exercisable upon such termination.

The following table sets forth information regarding non-cash compensation earned by or paid to our non-employee directors during 2012:

Name	Option Awards(1)	Shares Issuable Upon Exercise of Options Outstanding as of December 31, 2012
Forest Baskett	$—	—
Elliott Jurgensen, Jr.(2)	238,730	60,000
John McAdam(3)	353,375	60,000
Scott Sandell	—	—
Brooke Seawell(4)	171,589	60,000

(1)	The amounts reported do not reflect the amounts actually received by our non-employee directors. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted to our non-employee directors during the fiscal year ended December 31, 2012, as computed in accordance with FASB ASC 718. Assumptions used in the calculation of these amounts are included in Note 7 to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our non-employee directors who have received options will only realize compensation with regard to these options to the extent the trading price of our Class A common stock is greater than the exercise price of such options.
(2)	In connection with Mr. Jurgensen joining the board of directors in September 2012, we awarded Mr. Jurgensen an option to purchase 60,000 shares of our Class B common stock at an exercise price of $7.47 per share.
(3)	In connection with Mr. McAdam joining the board of directors in December 2012, we awarded Mr. McAdam an option to purchase 60,000 shares of our Class B common stock at an exercise price of $9.30 per share.
(4)	In connection with Mr. Seawell joining the board of directors in November 2011, we awarded Mr. Seawell an option to purchase 60,000 shares of our Class B common stock at an exercise price of $6.04 per share.

EXECUTIVE COMPENSATION

2012 Summary Compensation Table

The following table sets forth information regarding the compensation awarded to or earned by the executive officers listed below during the year ended December 31, 2012. As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. Throughout this prospectus, these three officers are referred to as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Christian Chabot	2012	300,000	—	2,169,347	—	33,034	2,502,381
Chief Executive Officer
Christopher Stolte	2012	300,000	—	2,169,347	—	18,343	2,487,690
Chief Development Officer
Thomas Walker	2012	275,000	47,500	1,811,557	27,500	35,506	2,197,063
Chief Financial Officer

(1)	The amount reported in the “Bonus” column for Mr. Walker represents a discretionary bonus for performance in 2012.
(2)	Amounts reported in this column do not reflect the amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted to the named executive officers during the fiscal year ended December 31, 2012, as computed in accordance with FASB ASC 718. Assumptions used in the calculation of these amounts are included in the notes to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our Class A common stock is greater than the exercise price of such stock options.
(3)	The amount reported in the “Non-Equity Incentive Plan Compensation” column represents a bonus paid to Mr. Walker under our incentive bonus plan for non-sales employees for company-wide performance in 2012. Participants in the bonus plan were entitled to a target bonus of up to 10% of their respective 2012 base salaries. The actual amount of the incentive bonus was determined by our board of directors following the end of the calendar year based on achievement of the corporate goal related to 2012 bookings, and for 2012, bonuses were paid at 100% of target. Mr. Chabot and Mr. Stolte are not participants in the bonus plan.
(4)	Amounts in this column include personal household expense reimbursements (which amounted to $25,000 for Mr. Walker), personal and spousal expenses related to a company-sponsored retreat, and tax reimbursements related to that retreat.

Outstanding Equity Awards as of December 31, 2012

The following table provides information regarding each unexercised stock option to purchase our Class B common stock held by our named executive officers as of December 31, 2012.

	Option Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Christian Chabot	1/1/2012	146,623	493,189	(1)(3)	7.17	2/28/2022
Christopher Stolte	1/1/2012	146,623	493,189	(1)(3)	7.17	2/28/2022
Thomas Walker	10/11/2005	75,000	—	(2)	0.18	4/19/2016
	5/1/2006	22,500	—	(2)	0.18	4/19/2016
	2/7/2007	100,000	—	(1)	0.18	2/6/2017
	9/1/2007	100,000	—	(1)	0.24	11/6/2017
	1/1/2009	73,437	1,563	(1)	1.31	2/24/2019
	1/1/2010	40,468	15,032	(1)(3)	1.50	2/23/2020
	8/4/2010	5,833	4,167	(1)(3)	1.75	8/3/2020
	1/1/2011	21,562	23,438	(1)(3)	5.92	3/29/2021
	1/1/2012	22,916	77,084	(1)(3)	7.17	2/28/2022
	12/7/2012	—	250,000	(1)(3)	9.30	12/9/2022

(1)	The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month following the vesting commencement date, subject to continued service with us through each vesting date.
(2)	The shares subject to the stock option vest over a four-year period as follows: 25% of the shares underlying the options vest on the one-year anniversary of the vesting commencement date and thereafter 1/48th of the shares vest each month, subject to continued service with us through each vesting date.
(3)	Option is subject to accelerated vesting upon a qualifying termination of the executive’s employment with us following a change in control, as described under “—Potential Payments and Benefits upon Termination or Change in Control.”

Executive Offer Letters and Arrangements

The initial terms and conditions of employment for each of our named executive officers are set forth in written offer letters. In April 2013, we entered into revised employment offer letters with each of our named executive officers setting forth the terms and conditions of such executive’s employment with us, the terms of which are described below. In addition, we have entered into change in control severance agreements with each of our executive officers, the terms of which were approved by our board of directors. Each of our executive officers has also executed our standard form of confidential information and invention assignment agreement. Any potential payments and benefits due upon a termination of employment or a change in control of us are further described below under the heading “Executive Compensation—Potential Payments and Benefits Upon Termination or Change in Control.”

Christian Chabot

We entered into an initial offer letter with Christian Chabot, our Chief Executive Officer, dated August 20, 2004, which set forth the initial terms and conditions of his employment with us. In April 2013, we entered into a new offer letter with Mr. Chabot, which replaced and superseded Mr. Chabot’s prior offer letter. Pursuant to the new offer letter, Mr. Chabot’s base salary is $300,000 per year. Mr. Chabot is also eligible for reimbursement of certain personal household expenses, up to a maximum of $25,000 per year, under a separate perquisite policy for our named executive officers. Mr. Chabot is currently not eligible to receive an annual target bonus. Mr. Chabot’s employment is at will and may be terminated at any time, with or without cause. However, Mr. Chabot is entitled to potential payments and benefits upon a termination of employment following a change in control of us under the terms of his change in control severance agreement.

Christopher Stolte

We entered into an initial offer letter with Christopher Stolte, our Chief Development Officer, dated August 20, 2004, which set forth the initial terms and conditions of his employment with us. In April 2013, we entered into a new offer letter with Dr. Stolte, which replaced and superseded Dr. Stolte’s prior offer letter. Pursuant to the new offer letter, Dr. Stolte’s base salary is $300,000 per year. Dr. Stolte is also eligible for reimbursement of certain personal household expenses, up to a maximum of $25,000 per year, under a separate perquisite policy for our named executive officers. Dr. Stolte is currently not eligible to receive an annual target bonus. Dr. Stolte’s employment is at will and may be terminated at any time, with or without cause. However, Dr. Stolte is entitled to potential payments and benefits upon a termination of employment following a change in control of us under the terms of his change in control severance agreement.

Thomas Walker

We entered into an initial offer letter with Thomas Walker, our Chief Financial Officer, on September 25, 2004, which set forth the initial terms and conditions of his employment with us. In April 2013, we entered into a new offer letter with Mr. Walker, which replaced and superseded Mr. Walker’s prior offer letter. Pursuant to the new offer letter, Mr. Walker’s base salary is $275,000 per year and he continues to be eligible to participate in our incentive bonus plan for non-sales employees, under which full-time employees are entitled to a target bonus of up to 10% of their base salaries tied to achievement of company performance goals. In addition, for 2013 Mr. Walker will be eligible to receive a discretionary bonus of up to $100,000 if certain sales growth targets are achieved, and where the actual amount of the bonus will be determined based on the achievement of subjective performance criteria. Mr. Walker is also eligible for reimbursement of certain personal household expenses, up to a maximum of $25,000 per year, under a separate perquisite policy for our named executive officers. Mr. Walker’s employment is at will and may be terminated at any time, with or without cause. However, Mr. Walker is entitled to potential payments and benefits upon a termination of employment following a change in control of us under the terms of his change in control severance agreement.

Potential Payments and Benefits upon Termination or Change in Control

In February 2013, our board of directors approved a form of change in control severance agreement to be entered into with each of our executive officers and certain other employees, and in April 2013, we entered into these agreements with each of our named executive officers. The change in control severance agreements with each executive officer provides that if such officer is terminated for any reason other than cause, death or disability within 12 months after a change in control, or the officer voluntarily resigns for good reason within 12 months following a change in control, such officer would be entitled to receive the following severance benefits:

•	a lump sum payment equal to 6 months of such officer’s then-current base salary (12 months in the case of Messrs. Chabot and Walker and Dr. Stolte);

•

reimbursement of COBRA premiums for such officer and his or her eligible dependents, if any, at the level in effect immediately prior to such officer’s termination of employment, for a period of up to 6 months (or up to 12 months in the case of Messrs. Chabot and Walker and Dr. Stolte); and

•	100% acceleration of vesting of all then-unvested equity awards held by such officer.

Payment of any severance benefits is conditioned on the executive officer’s timely execution of a general release of claims in our favor.

Employee Benefit Plans

The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

2004 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2004 Equity Incentive Plan, or our 2004 Plan, in August 2004. Our 2004 Plan was amended and restated most recently in December 2012. Our 2004 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees, and for the grant of nonstatutory stock options, or NSOs, restricted stock awards and stock appreciation rights to our employees, directors and consultants.

Our 2013 Equity Incentive Plan, or our 2013 Plan, became effective in connection with our initial public offering. As a result, we may not grant any additional options under our 2004 Plan and our 2004 Plan has been terminated. However, any outstanding options granted under our 2004 Plan will remain outstanding, subject to the terms of our 2004 Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms. Options granted under our 2004 Plan have terms similar to those described below with respect to options to be granted under our 2013 Plan.

Authorized shares.    The maximum number of shares of our Class B common stock that may be issued under our 2004 Plan is 26,473,282. The maximum number of shares that may be issued upon the exercise of ISOs under our 2004 Plan is 26,473,282.

Shares subject to stock awards granted under our 2004 Plan that expire or terminate without being exercised in full or are settled in cash do not reduce the number of shares available for issuance under our 2004 Plan. Additionally, shares issued pursuant to stock awards under our 2004 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2004 Plan.

Plan administration.    Our board of directors or a duly authorized committee of our board of directors administers our 2004 Plan and the stock awards granted under it. Subject to the terms of our 2004 Plan, the board of directors has the authority to determine and amend the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our Class B common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2004 Plan.

The board of directors has the power to modify outstanding awards under our 2004 Plan. The board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under GAAP, with the consent of any adversely affected participant.

Corporate transactions.    Our 2004 Plan provides that in the event of a specified corporate transaction, as defined under our 2004 Plan, each outstanding stock award may be assumed or continued or an equivalent stock award may be substituted by a successor corporation and any reacquisition or repurchase rights held by us in respect of Class B common stock issued pursuant to prior stock awards may be assigned to the successor corporation. If the successor corporation does not agree to assume or continue the stock award or to substitute an equivalent stock award, such stock awards will become fully vested and exercisable prior to the corporate transaction, and any reacquisition or repurchase rights will lapse. Any awards that have not been assumed, continued, substituted, or exercised prior to the corporate transaction will terminate at the closing of the transaction.

Transferability.    A participant may not transfer stock awards under our 2004 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2004 Plan.

2013 Equity Incentive Plan

Our board of directors adopted our 2013 Plan in February 2013, and our stockholders approved our 2013 Plan in March 2013. Our 2013 Plan became effective in connection with our initial public offering and is the successor to and continuation of our 2004 Plan. Our 2013 Plan provides for the grant of ISOs to our employees and for the grant of NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards, and other forms of equity compensation to our employees, directors, and consultants.

Authorized shares.    The maximum number of shares of our Class A common stock that may be issued under our 2013 Plan is equal to (1) 6,046,317 plus (2) the maximum number of shares subject to stock options or other stock awards granted under our 2004 Plan that may be returned to our 2004 Plan, such as upon the expiration or termination of a stock award prior to vesting. Additionally, the number of shares of our Class A common stock reserved for issuance under our 2013 Plan will automatically increase on January 1 of each year for a period of up to ten years, beginning on January 1, 2014 and ending on and including January 1, 2023, by 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our Class A common stock that may be issued upon the exercise of ISOs under our 2013 Plan is 100,000,000.

Shares subject to stock awards granted under our 2013 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2013 Plan. Additionally, shares issued pursuant to stock awards under our 2013 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2013 Plan.

Plan administration.    Our board of directors, or a duly authorized committee of our board of directors, administers our 2013 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards, and (2) determine the number of shares subject to such stock awards. Subject to the terms of our 2013 Plan, the board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our Class A common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2013 Plan.

The board of directors has the power to modify outstanding awards under our 2013 Plan. The board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under GAAP, with the consent of any adversely affected participant.

Section 162(m) limits.    At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards that are intended to comply with Section 162(m) of the Code covering more than 750,000 shares of our Class A common stock under our 2013 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our Class A common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than 750,000 shares of our Class A common stock or a performance cash award having a maximum value in excess of $750,000 under our 2013 Plan. These limitations are intended to give us the flexibility to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility imposed by Section 162(m) of the Code.

Performance awards.    We believe our 2013 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

Our compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (1) profit before tax; (2) billings; (3) revenue; (4) net revenue; (5) earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); (6) operating income; (7) operating margin; (8) operating profit; (9) controllable operating profit, or net operating profit; (10) net profit; (11) gross margin; (12) operating expenses or operating expenses as a percentage of revenue; (13) net income; (14) earnings per share; (15) total stockholder return; (16) market share; (17) return on assets or net assets; (18) our stock price; (19) growth in stockholder value relative to a pre-determined index; (20) return on equity; (21) return on invested capital; (22) cash flow (including free cash flow or operating cash flows); (23) cash conversion cycle; (24) economic value added; (25) individual confidential business objectives; (26) contract awards or backlog; (27) overhead or other expense reduction; (28) credit rating; (29) strategic plan development and implementation; (30) succession plan development and implementation; (31) improvement in workforce diversity; (32) customer indicators; (33) new product invention or innovation; (34) attainment of research and development milestones; (35) improvements in productivity; and (36) bookings.

Our compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless otherwise specified by our board of directors (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the performance goals are established, our compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to GAAP; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under GAAP; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by our company achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under GAAP; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP; and (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item.

Corporate transactions.    Our 2013 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2013 Plan, each outstanding award will be treated as the administrator determines. The administrator may (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; or (5) cancel or arrange for the cancellation of the stock award prior to the transaction in exchange for a cash payment, if any, determined by the board of directors. The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

Transferability.    A participant may not transfer stock awards under our 2013 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2013 Plan.

Plan amendment or termination.    Our board of directors has the authority to amend, suspend, or terminate our 2013 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No awards may be granted after the tenth anniversary of the date our board of directors adopted our 2013 Plan. No stock awards may be granted under our 2013 Plan while it is suspended or after it is terminated.

2013 Employee Stock Purchase Plan

Our board of directors adopted our 2013 Employee Stock Purchase Plan, or our ESPP, in February 2013, and our stockholders approved our ESPP in March 2013. Our ESPP includes both a component that is intended to qualify as an employee stock purchase plan under Section 423 of the Code and a component that is not intended to so qualify. The purpose of the non-423 component of our ESPP is to authorize the grant of purchase rights that do not meet the requirements of an employee stock purchase plan to achieve tax, regulatory or other objectives.

The first offering period under our ESPP will begin and end upon a date to be approved by our board of directors or the compensation committee.

Authorized shares.    The maximum aggregate number of shares of our Class A common stock that may be issued under our ESPP is 2,000,000 shares. Additionally, the number of shares of our Class A common stock reserved for issuance under our ESPP will increase automatically each year for a period of up to ten years, beginning on January 1, 2014 and continuing through and including January 1, 2023, by the lesser of (1) 1% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year; (2) 4,000,000 shares of Class A common stock; or (3) such lesser number as determined by our board of directors. The stock purchasable under the ESPP will be shares of authorized but unissued or reaquired Class A common stock, including shares repurchased by us in the open market. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will be available for grant under our ESPP.

Plan administration.    Our board of directors administers our ESPP. Our board of directors may delegate authority to administer our ESPP to our compensation committee. The administrator may approve offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our ESPP including determining which of our designated affiliates will be eligible to participate in the 423 component of our ESPP and which of our designated affiliates will be eligible to participate in the non-423 component of our ESPP.

Eligibility.    Our employees, including executive officers, may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (1) customary employment for more than 20 hours per week and more than five months per calendar year, or (2) continuous employment for a minimum period of time, not to exceed two years. An employee may not be granted rights to purchase stock under our ESPP if such employee (a) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our Class A common stock; or (b) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Purchase rights and purchase price.    Our ESPP permits participants to purchase shares of our Class A common stock through payroll deductions or other methods with up to 15% of their earnings. The purchase price of the shares will be not less than 85% of the lower of the fair market value of our Class A common stock on the first day of an offering or on the date of purchase.

Transferability.    A participant may not transfer purchase rights under our ESPP other than by will, the laws of descent and distribution, or as otherwise provided under our ESPP.

Corporate transactions.    In the event of a specified corporate transaction, such as a merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress may be shortened and a new exercise date will be set, so that the participants’ purchase rights can be exercised and terminate immediately thereafter.

Plan amendment or termination.    Our board of directors has the authority to amend, suspend or terminate our ESPP, at any time and for any reason. Any benefits, privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the ESPP will not be materially impaired except (1) with the participant’s consent; (2) to comply with any laws, listing requirements, or regulations; or (3) to obtain or maintain favorable tax, listing or regulatory treatment.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. We have the ability to make discretionary contributions to the 401(k) plan but have not done so to date. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. However, Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we are also empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors, officers and some employees. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation arrangements for our directors and named executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2010 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Tender Offer

On September 15, 2010, we entered into a Tender Offer Agreement with New Enterprise Associates 11, Limited Partnership and Meritech Capital Partners III, L.P., pursuant to which we agreed to waive our right of first refusal in connection with a tender offer they proposed to launch. These entities subsequently launched a tender offer to purchase up to an aggregate of 5,926,679 shares of our Class B common stock from certain of our stockholders at a price of $5.9055 per share pursuant to an Offer to Purchase, to which we were not a party. Certain of our executive officers, including Messrs. Chabot and Walker, Dr. Stolte and Mmes. Fink and Wright, sold shares in the tender offer. An aggregate of 5,424,933 shares were tendered pursuant to the tender offer, of which New Enterprise Associates 11, Limited Partnership purchased 2,407,666 shares for an aggregate purchase price of approximately $14.2 million and Meritech Capital Partners III, L.P., together with one of its affiliates, purchased 3,017,267 shares for an aggregate purchase price of approximately $17.8 million. Each of these purchasers, together with its affiliated entities, is a beneficial owner of more than 5% of our Class B common stock. In addition, certain of our directors are affiliated with New Enterprise Associates 11, Limited Partnership.

Investor Rights Agreement

In July 2012, we entered into an Amended and Restated Investor Rights Agreement with the holders of our outstanding preferred stock and certain holders of our outstanding Class B common stock, including entities with which certain of our directors are affiliated. As of September 30, 2013, the holders of approximately 21,100,000 shares of our Class B common stock, without giving effect to the sale of shares in this offering by the selling stockholders, are entitled to rights with respect to the registration of their shares following the completion of this offering. For a more detailed description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Conversion Agreements

We have entered into conversion agreements with each of our founders, Christian Chabot, Christopher Stolte and Patrick Hanrahan, pursuant to which each founder has agreed to effect conversion of his shares of Class B common stock into Class A common stock, effective automatically upon the termination of such founder’s continuous service for any reason whatsoever, subject only to approval of our board of directors. In the conversion agreements, continuous service is defined to mean that the founder’s service with us, whether as an employee, a member of our board of directors or a consultant, is not interrupted or terminated. A mere change in capacity from employee and member of our board of directors to that of a consultant would not result in a termination of continuous service as long as there is no interruption in service to us.

Policies and Procedures for Transactions with Related Persons

We have adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $100,000 and such person would have a direct or indirect interest, must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. All of the transactions described above were entered into after presentation, consideration and approval by our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of September 30, 2013, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Class A common stock or Class B common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our current executive officers and directors as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, or has the right to acquire beneficial ownership of that security within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have or will have sole voting and investment power with respect to all shares of Class A common stock and Class B common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Our calculation of the percentage of beneficial ownership prior to the completion of this offering is based on 9,430,000 shares of our Class A common stock and 49,722,528 shares of our Class B common stock outstanding as of September 30, 2013. We have based our calculation of the percentage of beneficial ownership following the completion of this offering on 15,930,000 shares of our Class A common stock and 43,222,528 shares of our Class B common stock outstanding immediately following the completion of this offering (assuming no exercise of the underwriters’ option to purchase an additional 975,000 shares of Class A common stock and the sale of 6,500,000 shares of our Class A common stock by the selling stockholders).

Common stock subject to stock options currently exercisable or exercisable within 60 days of September 30, 2013 is deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but is not deemed outstanding for computing the percentage of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Tableau Software, Inc., 837 North 34th Street, Suite 200, Seattle, Washington 98103.

	Shares Beneficially Owned Prior to this Offering							Shares Beneficially Owned Following this Offering
	Class A		Class B		% of Total Voting Power†	Number of Shares Being Sold		Class A		Class B		% of Total Voting Power†
Name of Beneficial Owner	Shares	%	Shares	%				Shares	%	Shares	%
Named Executive Officers and Directors:
Christian Chabot(1)	—	—	7,691,247	15.4	15.1	200,000		—	—	7,491,247	17.2	16.6
Christopher Stolte(2)	—	—	7,659,122	15.3	15.0	200,000		—	—	7,459,122	17.1	16.5
Thomas Walker(3)	—	—	821,837	1.6	1.6	—		—	—	821,837	1.9	1.8
Forest Baskett(4)(5)	—	—	17,594,144	35.4	34.7	5,570,000	(6)	—	—	12,024,114	27.8	26.8
Patrick Hanrahan	—	—	9,138,278	18.4	18.0	200,000		—	—	8,938,278	20.7	19.9
Elliott Jurgensen, Jr.(7)	—	—	17,500	*	*	—		—	—	17,500	*	*
John McAdam(7)	—	—	13,750	*	*	—		—	—	13,750	*	*
Scott Sandell(4)(5)	—	—	17,594,114	35.4	34.7	5,570,000	(6)	—	—	12,024,114	27.8	26.8
Brooke Seawell(8)	—	—	30,000	*	*	—		—	—	30,000	*	*

Other 5% Stockholders:
Entities affiliated with New Enterprise Associates(4)	—	—	17,587,448	35.4	34.7	5,570,000	(6)	—	—	12,017,448	27.8	26.8
Entities affiliated with Meritech Capital Partners(9)	—	—	3,314,192	6.7	6.5	330,000	(10)	—	—	2,984,192	6.9	6.7
All executive officers and directors as a group (12 persons)(11):	—	—	44,172,365	85.9	84.3	6,500,000		—	—	38,002,365	84.6	81.7

*	Represents beneficial ownership of less than 1% of the outstanding common stock.
†	Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting as a single class. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The Class A common stock and Class B common stock vote together on all matters (including the election of directors) submitted to a vote of stockholders, except under limited circumstances described in “Description of Capital Stock—Class A and Class B Common Stock—Voting Rights.”
(1)	Includes 293,247 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2013.
(2)	Includes 293,247 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2013.
(3)	Consists of 253,026 shares held by the Thomas and Katherine Walker Living Trust, for which Mr. Walker holds voting and dispositive power. Includes 568,811 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2013.
(4)	Consists of (i) 17,551,278 shares held by New Enterprise Associates 11, Limited Partnership (NEA 11) and (ii) 36,170 shares held by NEA Ventures 2004, L.P. (Ven 2004). The shares directly held by NEA 11 are indirectly beneficially owned by NEA Partners 11, Limited Partnership (NEA Partners 11), the sole general partner of NEA 11, NEA 11 GP, LLC (NEA 11 LLC), the sole general partner of NEA Partners 11, and each of the individual Managers of NEA 11, LLC, who are M. James Barrett, Peter J. Barris, Forest Baskett (a member of our board of directors), Ryan D. Drant, Krishna “Kittu” Kolluri and Scott D. Sandell (a member of our board of directors). The shares directly held by Ven 2004 are indirectly beneficially owned by J. Daniel Moore, the general partner of Ven 2004. The principal business address for each of these entities is c/o New Enterprise Associates, Inc., 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(5)	Includes 6,666 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2013.
(6)	Represents 5,558,545 shares that will be offered and sold by NEA 11 and 11,455 shares that will be offered and sold by Ven 2004. If the underwriters exercise their option to purchase additional shares, NEA 11 may sell up to an additional 972,995 shares and Ven 2004 may sell up to an additional 2,005 shares. If the underwriters exercise this option in full, then upon completion of this offering and the exercise of this option, NEA 11 and Ven 2004 will collectively beneficially own 11,042,448 shares, representing approximately 26.1% of outstanding shares of Class B common stock and approximately 25.1% of the total voting power.
(7)	Represents shares issuable pursuant to stock options exercisable within 60 days of September 30, 2013.
(8)	Consists of 18,750 shares held by the Rosemary & A. Brooke Seawell Revocable Trust dated 12/20/09, restated 6/29/10, for which Mr. Seawell holds voting and dispositive power. Includes 11,250 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2013.
(9)	Includes (i) 3,254,868 shares held by Meritech Capital Partners III L.P. (Meritech Partners) and (ii) 59,324 shares held by Meritech Capital Affiliates III L.P. (Meritech Affiliates). Meritech Management Associates III L.L.C. (Meritech Management), a managing member of Meritech Capital Associates III L.L.C. (Meritech Associates), the general partner of Meritech Partners and Meritech Affiliates, has sole voting and dispositive power with respect to the shares held by Meritech Partners and Meritech Affiliates. The managing members of Meritech Management are Paul S. Madera, Michael B. Gordon, Robert D. Ward and George H. Bischof. The address for each of these entities is 245 Lytton Avenue, Suite 350, Palo Alto, California 94301.
(10)	Represents 324,093 shares that will be offered and sold by Meritech Partners and 5,907 shares that will be offered and sold by Meritech Affiliates.
(11)	Consists of (i) 42,551,952 shares held by the current directors and executive officers and (ii) 1,720,413 shares issuable pursuant to stock options held by such persons that are exercisable within 60 days of September 30, 2013.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes the most important terms of our capital stock. The descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws. Copies of these documents have been filed with the SEC and are incorporated by reference to our registration statement, of which this prospectus forms a part.

Our amended and restated certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 835,000,000 shares, all with a par value of $0.0001 per share, of which:

•	750,000,000 shares are designated as Class A common stock;

•	75,000,000 shares are designated as Class B common stock; and

•	10,000,000 shares are designated as preferred stock.

As of September 30, 2013, we had outstanding 9,430,000 shares of Class A common stock and 49,722,528 shares of Class B common stock. Our outstanding capital stock was held by approximately 279 stockholders of record as of September 30, 2013. As of September 30, 2013, we also had outstanding options to acquire 317,400 shares of Class A common stock and 15,016,940 shares of Class B common stock held by employees, directors and consultants pursuant to our 2004 Plan and our 2013 Plan and having a weighted-average exercise price of $37.41 and $6.06 per share, respectively.

Class A and Class B Common Stock

Voting Rights

Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of our Class A common stock are entitled to one vote per share of Class A common stock and holders of our Class B common stock are entitled to ten votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except that there will be a separate vote of our Class A common stock in order for us to, directly or indirectly, effect an asset transfer, acquisition or liquidation event (each as defined in our amended and restated certificate of incorporation) pursuant to which the Class A common stock would not receive equivalent consideration (as defined in our amended and restated certificate of incorporation) to the Class B common stock, and there will be a separate vote of our Class B common stock in order for us to, directly or indirectly, take action in the following circumstances:

•

if we propose to amend, alter or repeal any provision of our amended and restated certificate of incorporation or our amended and restated bylaws that modifies the voting, conversion or other powers, preferences or other special rights or privileges or restrictions of the Class B common stock;

•

if we reclassify any outstanding shares of Class A common stock into shares having rights as to dividends or liquidation that are senior to the Class B common stock or the right to more than one vote for each share thereof; or

•

if we effect an asset transfer, acquisition or liquidation event (each as defined in our amended and restated certificate of incorporation) pursuant to which the Class B common stock would not receive equivalent consideration (as defined in our amended and restated certificate of incorporation) to the Class A common stock.

Under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Class A common stock and Class B common stock, voting together as a single class. In addition, we may not issue any shares of Class B common stock, unless that issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock.

Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters, including, without limitation, those described below.

Dividends and Distributions

Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of Class A common stock and Class B common stock are entitled to receive, when, as and if declared by the board of directors, out of any of our assets legally available therefor, such dividends as may be declared from time to time by the board of directors. Any dividends paid to the holders of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of the majority of the outstanding shares of the applicable class of common stock treated adversely, voting separately as a class. We shall not declare or pay any dividend or make any other distribution to the holders of Class A common stock or Class B common stock payable in our securities unless the same dividend or distribution with the same record date and payment date shall be declared and paid on all shares of common stock; provided, however, that (i) dividends or other distributions payable in shares of Class A common stock or rights to acquire shares of Class A common stock may be declared and paid to the holders of Class A common stock without the same dividend or distribution being declared and paid to the holders of the Class B common stock if, and only if, a dividend payable in shares of Class B common stock, or rights to acquire shares of Class B common stock, as applicable, are declared and paid to the holders of Class B common stock at the same rate and with the same record date and payment date; and (ii) dividends or other distributions payable in shares of Class B common stock or rights to acquire shares Class B common stock may be declared and paid to the holders of Class B common stock without the same dividend or distribution being declared and paid to the holders of the Class A common stock if, and only if, a dividend payable in shares of Class A common stock, or rights to acquire shares of Class A common stock, as applicable, are declared and paid to the holders of Class A common stock at the same rate and with the same record date and payment date.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, our remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A common stock and Class B common stock.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of all common stock will be subdivided or combined in the same proportion and manner.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in our amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.

Preferred Stock

Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance, subject to the approval rights of the Class B common stock described above. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our Class A common stock or Class B common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. There are currently no shares of preferred stock outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

We are party to an investor rights agreement that provides that certain holders of our capital stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investor rights agreement was originally entered into in August 2004 and was amended and restated in August 2008 in connection with our preferred stock financing, in October 2010 in connection with a tender offer of our common stock and in July 2012 in connection with the reclassification of our common stock pursuant to our prior amended and restated certificate of incorporation. The registration of shares of our Class A common stock pursuant to the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than the underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earlier of five years following our initial public offering, or when all Investors, considered with their affiliates, can sell all of their shares in a 91-day period under Rule 144.

Demand Registration Rights

The holders of an aggregate of approximately 21,100,000 shares of Class B common stock, without giving effect to the sale of shares in this offering by the selling stockholders, will be entitled to certain demand registration rights. Subject to any lock-up restrictions, the holders of a majority of these shares may, on not more than two occasions, request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover at least twenty-five percent of the registrable securities then outstanding, or a lesser percent if the anticipated aggregate offering price, net of the underwriting discounts and commissions, would equal or exceed $10.0 million.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of approximately 21,100,000 shares of Class B common stock, without giving effect to the sale of shares in this offering by the selling stockholders, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8 or related to stock issued upon conversion of debt securities, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of an aggregate of approximately 21,100,000 shares of Class B common stock, without giving effect to the sale of shares in this offering by the selling stockholders, are entitled to certain Form S-3 registration rights. Any holder of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, before payment of the underwriting discounts and commissions, equals or exceeds $1.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. A special meeting of stockholders may be called by the majority of our whole board of directors, chair of the board of directors or our chief executive officer.

As described above in “—Class A and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a two-class common stock structure, which provides our founders, current investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

As described above in “Management—Classified Board,” in accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors, and that our directors may be removed only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that vacancies occurring on our board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of our board of directors, even though less than a quorum. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is expressly authorized to adopt, amend or repeal our bylaws, and require a supermajority stockholder vote to amend our bylaws and certain provisions of our certificate of incorporation.

Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

The foregoing provisions make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Listing

Our Class A common stock is listed on the New York Stock Exchange under the symbol “DATA”.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A and Class B common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly following the completion of this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of September 30, 2013, upon the completion of this offering, 15,930,000 shares of Class A common stock and 43,222,528 shares of Class B common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock and the conversion of the shares sold by the selling stockholders in this offering into shares of Class A common stock. All of these outstanding shares, other than shares held by the selling stockholders and our executive officers, will be freely tradable upon completion of this offering, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The shares of Class B common stock held by the selling stockholders and our executive officers are restricted securities as such term is defined in Rule 144 under the Securities Act and are subject to lock-up agreements as described below. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, such as under Rule 144 or 701 promulgated under the Securities Act, described in greater detail below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock outstanding following the completion of this offering, which will equal 159,300 shares assuming no exercise of the underwriters’ option to purchase 975,000 additional shares of Class A common stock; or

•	the average weekly trading volume of our Class A common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits re-sales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701.

Lock-up Agreements

In connection with our initial public offering, we, our executive officers, senior management and directors and substantially all of our stockholders and optionholders agreed with the underwriters that, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. Pursuant to the lock-up agreements, the selling stockholders and our other significant holders are subject to these restrictions through November 12, 2013 and all other stockholders were subject to these restrictions through November 2, 2013. However, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, the representatives of the underwriters for our initial public offering, consented to the release of the lock-up restrictions with respect to approximately 4,900,000 shares of our Class B common stock and options to purchase approximately 14,100,000 (approximately 7,400,000 of which are vested) shares of our Class A and Class B common stock held by existing stockholders and optionholders as of September 30, 2013, including our employees, officers and directors, who executed lock-up agreements with the underwriters that were scheduled to expire on November 2, 2013. The release took effect on October 31, 2013, and the shares may be sold on or after that date. The restrictions under the lock-up agreements that expire on November 12, 2013 will remain in place, except that, for purposes of this offering, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC intend to release the lock-up restrictions applicable to the selling stockholders to the extent necessary to permit the sale of shares offered in this offering. As a result, subject to certain limitations, as of September 30, 2013, (i) approximately 44,800,000 shares of Class A common stock issuable upon the conversion of Class B common stock and options to purchase approximately 1,300,000 (approximately 500,000 of which are vested) shares of Class A and Class B common stock will become eligible for sale on November 13, 2013 and (ii) approximately 4,900,000 shares of Class A common stock issuable upon conversion of outstanding Class B common stock and options to purchase approximately 14,100,000 (approximately 7,400,000 of which are vested) shares of Class A and Class B common stock became eligible for sale on October 31, 2013. Of these shares, approximately 45,700,000 shares of our Class A and Class B common stock and options to purchase approximately 3,000,000 (approximately 1,600,000 of which are vested) shares of our Class B common stock held by our executive officers and the selling stockholders in this offering (without taking into account the shares being offered by the selling stockholders in this offering) are subject to the new 90-day lock-up agreement described below, subject to certain exceptions described below. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC may, in their sole discretion, at any time, release all or any portion of the shares from the restrictions in such agreement.

In addition, in connection with this offering, we, the selling stockholders and our executive officers have signed lock-up agreements with the underwriters under which they have agreed that they will not, for a period ending 90 days after the date of this prospectus, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of capital stock, any options or warrants to purchase shares of our capital stock or any securities convertible into, or exchangeable for or that represent the right to receive shares of our capital stock. These new agreements are described below under “Underwriting.”

10b5-1 Plans

Some of our employees, including some of our officers, have entered into trading plans pursuant to Rule 10b5-1 under the Exchange Act regarding sales of shares of our Class A common stock. These plans permit the automatic trading of our Class A common stock by an independent person (such as a stockbroker) who is not aware of material, nonpublic information at the time of the trade. Sales of shares by our executive officers under plans that were established prior to the execution of the 90 day lock-up agreements described above may be made during the 90 day lock-up period.

Registration Rights

Based on the number of shares outstanding as of September 30, 2013, the holders of approximately 21,100,000 shares of our Class B common stock, or their transferees, without giving effect to the sale of shares in this offering by the selling stockholders, are entitled to certain rights with respect to the registration of those shares under the Securities Act, subject to certain restrictions. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” If these shares are registered, they will be freely tradable without restriction under the Securities Act.

Equity Incentive Plans

We have filed a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity compensation plans and agreements. This registration statement became effective immediately upon filing, and shares covered by this registration statement are eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our equity compensation plans, see the section titled “Executive Compensation—Employee Benefit Plans.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not address the Medicare contribution tax or alternative minimum tax, and does not deal with state, local or non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, partnerships and other pass-through entities, and investors in such pass-through entities or entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their places of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice. Persons considering the purchase of our Class A common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our Class A common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. tax consequences or any U.S. federal non-income tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of Class A common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our Class A common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If you are an individual, you may be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Also, partnerships, or other entities that are treated as partnerships for U.S. federal income tax purposes (regardless of their place of organization or formation) and entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their place of organization or formation) are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion.

Distributions

Subject to the discussion below, distributions, if any, made on our Class A common stock to a Non-U.S. Holder of our Class A common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our Class A common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce your adjusted basis in our Class A common stock as a non-taxable return of capital, but not below zero, and then any excess will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of Class A common stock as described in the next section.

Gain on Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our Class A common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, or such reduced rate as is specified by an applicable income tax treaty, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). With respect to (c) above, in general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation, however, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our Class A common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our Class A common stock is regularly traded on an established securities market. There can be no assurance that our Class A common stock will continue to qualify as regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our Class A common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our Class A common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply on dividends and the gross proceeds of a disposition of our Class A common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply on dividends and the gross proceeds of a disposition of our Class A common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on their investment in our Class A common stock.

These withholding requirements are expected to be phased in for payments of dividends made on or after July 1, 2014 and for payments of gross proceeds from a U.S. sale or other disposition of Class A common stock on or after January 1, 2017.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase, and the selling stockholders have severally agreed to sell to them, severally, the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
UBS Securities LLC
JMP Securities LLC
Pacific Crest Securities LLC

Total	6,500,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have an option to buy up to an additional 975,000 shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. After the offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, the selling stockholders and our executive officers have agreed with the underwriters that, subject to certain exceptions, we and they will not, for a period ending 90 days after the date of this prospectus, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of capital stock, any options or warrants to purchase shares of our capital stock or any securities convertible into, or exchangeable for or that represent the right to receive shares of our capital stock. These restrictions do not apply to sales made under trading plans established pursuant to Rule 10b5-1 of the Exchange Act prior to the execution of the lock-up agreement or to 250,000 shares that may be transferred pursuant to charitable donations by certain of our executive officers. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC may, in their sole discretion, at any time, release all or any portion of the shares from the restrictions in such agreement.

In addition, in connection with our initial public offering, we, our executive officers, senior management and directors and substantially all of our stockholders and optionholders agreed with the underwriters that, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. Pursuant to these lock-up agreements, the selling stockholders and our other significant holders are subject to these restrictions through November 12, 2013 and all other stockholders were subject to these restrictions through November 2, 2013. However, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, the representatives of the underwriters for our initial public offering, consented to the release of the lock-up restrictions with respect to shares of our Class B common stock and options to purchase shares of our Class A and Class B common stock held by existing stockholders and optionholders, including our employees, officers and directors, who executed lock-up agreements with the underwriters that are scheduled to expire on November 2, 2013. The release took effect on October 31, 2013, and the shares may be sold on or after that date. The restrictions under the lock-up agreements that expire on November 12, 2013 will remain in place, except that, for purposes of this offering, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC intend to release the lock-up restrictions applicable to the selling stockholders to the extent necessary to permit the sale of shares offered in this offering.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “DATA”.

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of Class A common stock in the open market after pricing that could adversely affect investors who purchase shares in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering will be approximately $0.7 million, which includes an amount not to exceed $40,000 that we have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

All of the underwriters in this offering were underwriters in our initial public offering except for RBC Capital Markets, LLC and Pacific Crest Securities LLC.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Non-U.S. Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)        to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)        to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)        in any other circumstances that do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Non-U.S. Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)        it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)        it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Non-U.S. Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong); or (b) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder; or (c) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Non-U.S. Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (b) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Non-U.S. Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Cooley LLP, San Francisco, California, will pass upon the validity of the shares of Class A common stock offered hereby. The underwriters are being represented by Fenwick & West LLP, Seattle, Washington and Mountain View, California, in connection with the offering.

EXPERTS

The consolidated financial statements as of December 31, 2011 and 2012 and for each of the three years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our Class A common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room of the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, we are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at http://www.tableausoftware.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

TABLEAU SOFTWARE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Tableau Software, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in convertible preferred stock and stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Tableau Software, Inc. and its subsidiaries (the “Company”) at December 31, 2011 and 2012 and the results of their operations and their cash flows for the each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington

February 12, 2013,

except for the effects of the revision discussed in Note 13 to the consolidated financial statements, as to which the date is May 3, 2013

TABLEAU SOFTWARE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 31,		September 30, 2013
	2011	2012
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$30,223	$39,302	$226,337
Accounts receivable, net	13,357	30,752	44,173
Prepaid expenses and other current assets	1,096	2,789	5,206
Income taxes receivable	—	1,072	4,521
Deferred income taxes	764	2,246	2,250

Total current assets	45,440	76,161	282,487
Property and equipment, net	5,564	10,346	18,184
Deferred income taxes	17	66	190
Deposits and other noncurrent assets	256	419	836

Total assets	$51,277	$86,992	$301,697

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$1,442	$2,176	$4,253
Accrued and other current liabilities	2,093	4,471	6,970
Accrued compensation and employee related benefits	6,632	13,170	17,228
Income taxes payable	180	129	348
Deferred revenue	17,912	31,984	50,968

Total current liabilities	28,259	51,930	79,767
Deferred income taxes	1,062	1,353	1,353
Deferred revenue	1,073	2,423	3,162
Other long-term liabilities	1,129	1,312	2,648

Total liabilities	31,523	57,018	86,930

Commitments and contingencies (Note 8)
Convertible preferred stock
Series B convertible preferred stock, par value $0.0001 per share—authorized, 7,000,000 shares as of December 31, 2011 and 2012 and no shares as of September 30, 2013; issued and outstanding, 6,585,153 shares as of December 31, 2011 and 2012 and no shares as of September 30, 2013 (unaudited)	15,007	15,007	—
Series A convertible preferred stock, par value $0.0001 per share—authorized, 10,831,164 shares as of December 31, 2011 and 2012 and no shares as of September 30, 2013; issued and outstanding, 10,831,164 shares as of December 31, 2011 and 2012 and no shares as of September 30, 2013 (unaudited)	5,024	5,024	—

Total convertible preferred stock	20,031	20,031	—

Stockholders’ equity (deficit)
Preferred stock, par value $0.0001 per share—authorized, no shares as of December 31, 2011 and 2012, 10,000,000 shares as of September 30, 2013 (unaudited); issued and outstanding, no shares as of December 31, 2011 and 2012 and September 30, 2013 (unaudited)	—	—	—
Class B common stock, par value $0.0001 per share—authorized, 65,000,000, 75,000,000 and 75,000,000 shares as of December 31, 2011 and 2012 and September 30, 2013, respectively; issued and outstanding, 33,084,849, 34,317,137 and 49,722,528 shares as of December 31, 2011 and 2012 and September 30, 2013 (unaudited), respectively	4	4	5
Class A common stock, par value $0.0001 per share—authorized, zero, 75,000,000 and 750,000,000 shares as of December 31, 2011 and 2012 and September 30, 2013 (unaudited), respectively; issued and outstanding, no shares as of December 31, 2011 and 2012 and 9,430,000 as of September 30, 2013 (unaudited)	—	—	1
Additional paid-in capital	2,904	11,698	220,730
Accumulated other comprehensive loss	—	(1)	(42)
Accumulated deficit	(3,185)	(1,758)	(5,927)

Total stockholders’ equity (deficit)	(277)	9,943	214,767

Total liabilities, convertible preferred stock, and stockholders’ equity (deficit)	$51,277	$86,992	$301,697

The accompanying notes are an integral part of these consolidated financial statements.

TABLEAU SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands, except per share amounts)
				(unaudited)
Revenues
License	$24,223	$44,414	$89,883	$59,807	$101,895
Maintenance and services	9,938	17,946	37,850	26,120	49,086

Total revenues	34,161	62,360	127,733	85,927	150,981

Cost of revenues
License	67	213	305	170	523
Maintenance and services	1,271	2,800	10,057	6,809	11,951

Total cost of revenues	1,338	3,013	10,362	6,979	12,474

Gross profit	32,823	59,347	117,371	78,948	138,507

Operating expenses
Sales and marketing	16,440	30,363	62,333	39,125	83,426
Research and development	9,734	18,387	33,065	22,706	42,514
General and administrative	3,809	6,679	17,715	10,533	18,064

Total operating expenses	29,983	55,429	113,113	72,364	144,004

Operating income (loss)	2,840	3,918	4,258	6,584	(5,497)
Other income (expense), net	—	(16)	(54)	(49)	(350)

Income (loss) before income tax expense (benefit)	2,840	3,902	4,204	6,535	(5,847)
Income tax expense (benefit)	102	523	2,777	4,052	(1,678)

Net income (loss)	$2,738	$3,379	$1,427	$2,483	$(4,169)

Income (loss) per share attributable to common stockholders:
Basic	$0.03	$0.04	$0.00	$0.03	$(0.09)

Diluted	$0.03	$0.04	$0.00	$0.03	$(0.09)

Weighted average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	32,163	33,008	33,744	33,676	47,093

Diluted	37,833	39,431	39,652	39,597	47,093

The accompanying notes are an integral part of these consolidated financial statements.

TABLEAU SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)
				(unaudited)
Net income (loss)	$2,738	$3,379	$1,427	$2,483	$(4,169)
Other comprehensive loss:
Foreign currency translation, net of tax	—	—	(1)	—	(41)

Total comprehensive income (loss)	$2,738	$3,379	$1,426	$2,483	$(4,210)

The accompanying notes are an integral part of these consolidated financial statements.

TABLEAU SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
	(in thousands, except share information)
Balances as of December 31, 2009	17,416,317	$20,031	31,872,485	$3	$701	$—	$(9,302)	$(8,598)
Issuance of common stock upon exercise of stock options	—	—	1,039,896	—	247	—	—	247
Common stock issued in connection with early exercise of stock options	—	—	67,500	—	12	—	—	12
Stock-based compensation expense	—	—	—	—	638	—	—	638
Excess tax benefit from stock-based compensation	—	—	—	—	73	—	—	73
Net income	—	—				—	2,738	2,738

Balances as of December 31, 2010	17,416,317	20,031	32,979,881	3	1,671	—	(6,564)	(4,890)

Issuance of common stock upon exercise of stock options	—	—	155,968	1	84	—	—	85
Stock-based compensation expense	—	—	—	—	1,448	—	—	1,448
Excess tax benefit from stock-based compensation	—	—	—	—	9	—	—	9
Repurchase of common stock	—	—	(51,000)	—	(308)		—	(308)
Net income	—	—	—	—	—	—	3,379	3,379

Balances as of December 31, 2011	17,416,317	20,031	33,084,849	4	2,904	—	(3,185)	(277)

Issuance of common stock upon exercise of stock options	—	—	1,082,288	—	606	—	—	606
Stock-based compensation expense	—	—	—	—	4,796	—	—	4,796
Excess tax benefit from stock-based compensation	—	—	—	—	1,541	—	—	1,541
Donation of common shares	—	—	150,000	—	1,851	—	—	1,851
Other comprehensive loss	—	—	—	—	—	(1)	—	(1)
Net income	—	—	—	—	—		1,427	1,427

Balances as of December 31, 2012	17,416,317	20,031	34,317,137	4	11,698	$(1)	(1,758)	9,943

Proceeds from public offering, net of underwriters’ discount (unaudited)	—	—	6,230,000	1	176,974	—	—	176,975
Conversion of preferred stock to common stock (unaudited)	(17,416,317)	(20,031)	17,416,317	1	20,030	—	—	20,031
Issuance of common stock upon exercise of stock options and warrants (unaudited)	—	—	1,189,074	—	1,672	—	—	1,672
Stock-based compensation expense (unaudited)	—	—	—	—	9,533	—	—	9,533
Excess tax benefit from stock-based compensation (unaudited)	—	—	—	—	823	—	—	823
Other comprehensive loss (unaudited)	—	—	—	—	—	(41)	—	(41)
Net loss (unaudited)	—	—	—	—	—	—	(4,169)	(4,169)

Balances as of September 30, 2013 (unaudited)	—	$—	59,152,528	6	$220,730	$(42)	$(5,927)	$214,767

The accompanying notes are an integral part of these consolidated financial statements.

TABLEAU SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)
				(unaudited)
Operating activities
Net income (loss)	$2,738	$3,379	$1,427	$2,483	$(4,169)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation expense	1,017	2,096	3,847	2,657	4,580
Provision for doubtful accounts	(18)	114	172	71	230
Stock-based compensation expense	638	1,448	4,796	3,253	9,533
Excess tax benefit from stock-based compensation	(73)	(9)	(1,541)	1	(823)
Deferred taxes	73	290	301	—	701
Donation of common stock to Tableau Foundation	—	—	1,851	—	—
Changes in operating assets and liabilities
Accounts receivable	(1,064)	(9,420)	(17,567)	(7,116)	(13,479)
Prepaid expenses, deposits and other assets	(8)	(973)	(1,585)	(1,674)	(2,812)
Income taxes receivable	—	—	(1,072)	—	(3,453)
Deferred revenue	3,764	10,514	15,421	11,822	19,527
Accounts payable and accrued liabilities	3,309	5,264	8,240	2,712	9,028
Income taxes payable	—	180	(51)	1,106	216

Net cash provided by operating activities	10,376	12,883	14,239	15,315	19,079

Investing activities
Purchase of property and equipment	(2,169)	(4,930)	(7,036)	(5,461)	(11,515)

Net cash used in investing activities	(2,169)	(4,930)	(7,036)	(5,461)	(11,515)

Financing activities
Proceeds from public offering, net of underwriters discount and offering costs	—	—	—	—	176,974
Payment on capital lease obligations	—	(127)	—	—	—
Proceeds from issuance of common stock upon exercise of stock options	259	85	606	284	1,672
Payments to repurchase common stock	—	(308)	—	—	—
Deferred initial public offering costs	—	—	(271)	—	—
Excess tax benefit from stock-based compensation	73	9	1,541	(1)	823

Net cash provided by (used in) financing activities	332	(341)	1,876	283	179,469
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	2

Net increase in cash and cash equivalents	8,539	7,612	9,079	10,137	187,035
Cash and cash equivalents
Beginning of period	14,072	22,611	30,223	30,223	39,302

End of period	$22,611	$30,223	$39,302	$40,360	$226,337

Supplemental information
Fixed asset accruals	$230	$709	$2,302	$681	$3,155
Assets acquired through capital lease	127	—	—	—	—
Cash paid during the year for income taxes	7	60	3,111	2,930	344
Deferred initial public offering cost accruals	—	—	66	—	—

The accompanying notes are an integral part of these consolidated financial statements.

TABLEAU SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business

Tableau Software, Inc. (the “Company,” “we,” “us” or “our”), a Delaware corporation, and its wholly-owned subsidiaries are headquartered in Seattle, Washington. Our software products put the power of data into the hands of everyday people, allowing a broad population of business users to engage with their data, ask questions, solve problems and create value. Based on innovative core technologies originally developed at Stanford University, our products dramatically reduce the complexity, inflexibility and expense associated with traditional business intelligence applications. We currently make four key products, Tableau Desktop, a self-service, powerful analytics product for anyone with data, Tableau Server, a business intelligence platform for organizations, Tableau Online, a cloud-based hosted version of Tableau Server and Tableau Public, a free cloud-based platform for analyzing and sharing public data.

Note 2. Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements and accompanying notes were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include depreciable lives for property and equipment, stock-based compensation, income taxes, accrued liabilities and collectability of accounts receivable. Actual results could differ from those estimates.

Foreign Currency Translation

For the three years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2013, the functional currency of each of our foreign subsidiaries is the respective local currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each period-end. Income statement amounts are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss within stockholders’ equity.

Initial Public Offering

On May 22, 2013, we completed our initial public offering (“IPO”), in which 9,430,000 shares of Class A common stock were sold to the public at a price of $31.00 per share. We sold 6,230,000 shares of Class A common stock and the selling stockholders sold 3,200,000 shares of Class A common stock. We received aggregate proceeds of $177.0 million from the IPO, net of underwriters’ discounts and commissions and offering expenses. Upon the closing of the IPO, all shares of our outstanding convertible preferred stock automatically converted into shares of Class B common stock.

Segments

We follow the authoritative literature that established annual and interim reporting standards for enterprise’s operating segments and related disclosures about its products and services, geographic regions and major customers.

We operate our business as one operating segment. Our chief operating decision makers (“CODM”) are our Chief Executive Officer and Chief Financial Officer, who review financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

Revenue Recognition

We generate revenues primarily in the form of software license fees and related maintenance and services fees. License fees include perpetual, term and subscription license fees. Maintenance and services fees primarily consist of fees for maintenance services (including support and unspecified upgrades and enhancements when and if they are available), training and professional services that are not essential to functionality of the software.

We recognize revenues when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the software or services have been delivered to the customer;

•	the amount of fees to be paid by the customer is fixed or determinable; and

•	the collection of the related fees is probable.

We use click-through license agreements, signed agreements and purchase orders as evidence of an arrangement. We deliver all of our software electronically. Electronic delivery occurs when we provide the customer with access to the software via a secure portal. We assess whether the fee is fixed or determinable at the outset of the arrangement. Our typical terms of payment are due 30 days from delivery. We assess collectability based on a number of factors such as collection history and creditworthiness of the customer. If we determine that collectability is not probable, revenue is deferred until collectability becomes probable, generally upon receipt of cash.

Substantially all of our software licenses are sold in multiple-element arrangements that include maintenance and may include professional services and training.

Vendor specific objective evidence (“VSOE”) of the fair value is not available for software licenses as they are never sold without maintenance. VSOE of the fair value generally exists for all undelivered elements and any services that are not essential to the functionality of the delivered software. We account for delivered software licenses under the residual method.

Maintenance agreements consist of fees for providing software updates on a when and if available basis and technical support for software products (“post-contract support” or “PCS”) for an initial term, generally one year. We have established VSOE of the fair value for maintenance on perpetual licenses based on stated substantive renewal rates or the price when sold on a standalone basis. Stated renewal rates are considered to be substantive if they are at least 15% of the actual price charged for the software license. VSOE of the fair value for standalone sales is considered to have been established when a substantial majority of individual sales transactions within the previous 12 month period fall within a reasonably narrow range, which we have defined to be plus or minus 15% of the median sales price of actual standalone sales transactions.

License arrangements may include professional services and training. In determining whether professional services and training revenues should be accounted for separately from license revenues, we evaluate whether such services are considered essential to the functionality of the software using factors such as the nature of the software products; whether they are ready for use by the customer upon receipt; the nature of the services, which typically do not involve significant customization to or development of the underlying software code; the availability of services from other vendors; whether the timing of payments for license revenues is coincident with performance of services; and whether milestones or acceptance criteria exist that affect the realizability of the software license fee. Revenues related to training are recognized as training services are delivered. Payments received in advance of services performed are deferred and recognized when the related services are performed.

To date, professional services have not been considered essential to the functionality of the software. The VSOE of fair value of our professional services and training is based on the price for these same services when they are sold separately. Revenues related to professional services are billed on a time and materials basis and, accordingly, are recognized as the services are performed.

When software is licensed for a specified term or on a subscription basis, fees for support and maintenance are generally bundled with the license fee over the entire term of the contract. In these cases, we do not have VSOE of the fair value for support and maintenance. Revenues related to term license fees are recognized ratably over the contract term beginning on the date the customer has access to the software license key and continuing through the end of the contract term.

We do not offer refunds and therefore have not recorded any sales return allowance for any of the periods presented. Upon a periodic review of outstanding accounts receivable, amounts that are deemed to be uncollectable are written off against the allowance for doubtful accounts.

We account for taxes collected from customers and remitted to governmental authorities on a net basis and exclude them from revenues.

Risks and Uncertainties

Inherent in our business are various risks and uncertainties, including our limited operating history and development of advanced technologies in a rapidly changing industry. These risks include our ability to manage our rapid growth and our ability to attract new customers and expand sales to existing customers, as well as other risks and uncertainties. In the event that we do not successfully implement our business plan, certain assets may not be recoverable, certain liabilities may not be paid and investments in our capital stock may not be recoverable. Our success depends upon the acceptance of our technology, development of sales and distribution channels, and our ability to generate significant revenues from the use of its technology.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. We maintain cash and cash equivalent balances which may exceed the insured limits by the Federal Deposit Insurance Corporation.

Accounts Receivable

Accounts receivable consist of amounts billed currently due from customers. Our accounts receivable are subject to collection risk. Our gross accounts receivable is reduced for this risk by a provision for doubtful accounts. This provision is for estimated losses resulting from the inability of our customers to make required payments. It is an estimate and is regularly evaluated for adequacy by taking into consideration a combination of factors. We look at factors such as past collection experience, credit quality of the customer, age of the receivable balance, and current economic conditions. These factors are reviewed to determine whether a provision for doubtful accounts should be recorded to reduce the receivable balance to the amount believed to be collectible.

Activity related to our provision for doubtful accounts was as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)

Balance at the beginning of the period	$39	$21	$135
Bad debt expense	15	133	321
Accounts written off	(33)	(19)	(149)

Balance at the end of the period	$21	$135	$307

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets generally ranging from three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining lease term. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in the consolidated statements of operations. Maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense in the period incurred.

Impairment of Long-Lived Assets

We evaluate the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets. We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Such impairment is recognized in the event the net book value of such assets exceeds their fair value. If the carrying value of the net assets assigned exceeds the fair value of the assets, then the second step of the impairment test is performed in order to determine the implied fair value. No impairment of long-lived assets occurred in the periods presented.

Fair Value

We establish fair value of our assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and using a fair value hierarchy based on the inputs used to measure fair value. The carrying amounts reported in the consolidated financial statements approximate the fair value for cash equivalents, accounts receivable, accounts payable, and accrued liabilities, due to their short-term nature.

Software Development Costs

Software development costs associated with the development of new products, enhancements of existing products and quality assurance activities consists of employee, consulting and other external personnel costs. The costs incurred internally from the research and development of computer software products are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for release to customers. Judgment is required in determining when technological feasibility of a product is established. To date, we have determined that technological feasibility of software products is reached shortly before the products are released. Costs incurred after establishment of technological feasibility have not been material, and therefore, we have expensed all research and development costs as they were incurred. Research and development expenses primarily consist of personnel related costs attributable to our research and development personnel and allocated overhead.

We capitalize certain costs relating to software acquired, developed, or modified solely to meet our internal requirements and for which there are no substantive plans to market the software. To date, we have not capitalized any costs.

Intangible Asset Costs

Costs related to filing and pursuing patent and trademark applications are expensed as incurred, as recoverability of such expenditures is uncertain. These intangible asset-related legal costs are reported as a component of general and administrative expenses.

Advertising Expenses

We have expensed all advertising costs as incurred and classify these costs as sales and marketing expenses. Advertising expenses for the years ended December 31, 2010, 2011 and 2012 were $1.2 million, $1.7 million, $3.0 million, respectively.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the IPO, are capitalized and included in deposits and other noncurrent assets in the consolidated balance sheets. The deferred offering costs were offset against our IPO proceeds upon the closing of our IPO. There were $0.3 million of capitalized deferred offering costs as of December 31, 2012, and no similar costs as of December 31, 2011 and September 30, 2013.

Income Taxes

Our deferred tax assets are determined based on temporary differences between the financial reporting and income tax basis of assets and liabilities and are measured using the tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

We determine whether our uncertain tax positions are more likely than not to be sustained upon examination based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We extend credit to customers based upon an evaluation of the customer’s financial condition and generally collateral is not required. As of December 31, 2011 and September 30, 2013, no individual customer accounted for 10% or more of total accounts receivable. As of December 31, 2012, one customer accounted for 10% or more of total accounts receivable. For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, no individual customer represented 10% or more of our total revenues.

Stock-Based Compensation

Compensation expense related to stock-based transactions, including employee and non-employee director stock option and restricted stock unit, or RSU, awards, is measured and recognized in the financial statements based on fair value. The fair value of each RSU award is based on the number of shares granted and the closing price of our Class A common stock as reported on the New York Stock Exchange on the date of grant. The fair value of each stock option award is determined at the date of grant by applying the Black-Scholes option pricing model. This model utilizes the estimated value of our underlying Class A common stock and Class B common stock (together, “common stock”) at the measurement date, the expected or contractual term of the option, the expected volatility of our common stock, risk-free interest rates and expected dividend yield of our common stock. Measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. We recognize compensation expense for only the portion of options expected to vest. Therefore, management applied an estimated forfeiture rate that was derived from historical employee termination behavior. If the actual number of forfeitures differs from the estimates, adjustments to stock-based compensation expense may be required in future periods.

Fair Value Measurements

We categorize assets and liabilities recorded at fair value on our consolidated balance sheets based upon the level of judgment associated with inputs used to measure their fair value. The levels of the fair value hierarchy are as follows:

•	Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs are quoted prices for similar assets and liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•

Level 3—Inputs are unobservable inputs based on our own assumptions and valuation techniques used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Unaudited Consolidated Interim Financial Information

The consolidated balance sheet as of September 30, 2013, the consolidated statements of operations, consolidated statements of comprehensive loss and the consolidated statements of cash flows for the nine months ended September 30, 2012 and 2013 and the consolidated statement of convertible preferred stock and stockholders’ equity (deficit) for the nine months ended September 30, 2013 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary to state fairly our financial position as of September 30, 2013 and the consolidated results of our operations, our comprehensive loss and our cash flows for the nine months ended September 30, 2012 and 2013. The financial data and other information disclosed in these notes to the consolidated financial statements related to the nine month periods are unaudited. The results of the nine months ended September 30, 2013 are not necessarily indicative of the results to be expected for the year ending December 31, 2013.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board issued Accounting Standards Update No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or Tax Credit Carryforward Exists,” or ASU 2013-11. ASU 2013-11 requires entities to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward when settlement in this manner is available under the tax law. ASU 2013-11 is effective for us in our first quarter of 2014 with earlier adoption permitted. We are currently evaluating the impact of our pending adoption of ASU 2013-11 on our consolidated financial statements.

As an “emerging growth company”, the Jumpstart Our Business Startups Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies.

Note 3. Balance Sheet Detail

Property and equipment, net consisted of the following:

	Useful Life	December 31,		September 30, 2013
		2011	2012
	(in months)	(in thousands)
				(unaudited)
Computer equipment and software	36–60	$7,605	$14,642	$19,794
Furniture and fixtures	36	870	1,578	2,596
Leasehold improvements	5–65	1,169	2,053	4,917
Work in progress		—	—	2,793

		9,644	18,273	30,100
Less: Accumulated depreciation		(4,080)	(7,927)	(11,916)

		$5,564	$10,346	$18,184

Depreciation expense was approximately $1.0 million, $2.1 million and $3.8 million, for the years ended December 31, 2010, 2011 and 2012. Depreciation expense was approximately $2.7 million (unaudited) and $4.6 million (unaudited) for the nine months ended September 30, 2012 and 2013, respectively.

Accrued compensation and other employee related benefits consisted of the following:

	December 31,		September 30, 2013
	2011	2012
	(in thousands)
			(unaudited)
Accrued commissions	$3,548	$6,609	$6,840
Accrued bonuses	1,627	3,443	4,495
Accrued vacation	1,100	2,220	4,045
Other accrued compensation and employee related benefits	357	898	1,848

Total	$6,632	$13,170	$17,228

Note 4. Income Taxes

The components of our income before the provision for income taxes consisted of the following:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
United States	$2,825	$3,749	$3,781
International	15	153	423

Total	$2,840	$3,902	$4,204

Income tax expense consisted of the following:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
United States	$89	$497	$2,694
International	13	26	83

Total	$102	$523	$2,777

The provision for current and deferred income taxes consisted of the following:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Current
Federal	$—	$—	$3,403
State	89	200	480
Foreign	13	42	134

Total current provision	102	242	4,017

Deferred
Federal	—	343	(1,050)
State	—	(46)	(139)
Foreign	—	(16)	(51)

Total deferred provision (benefit)	—	281	(1,240)

Total provision for income taxes	$102	$523	$2,777

The effective tax rate for the year ended December 31, 2012 is 66.1% compared to 13.4% for the year ended December 31, 2011. The increase of 52.7% was due to the increase in non-deductible stock compensation expense and the expiration of the research and development (“R&D”) tax credit in 2011. We released the valuation allowance on our deferred tax assets in 2011. Our provision for income taxes differs from amounts computed by applying the U.S. federal statutory rate as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Income tax provision at statutory rate	$955	$1,366	1,471
State taxes, net of federal benefit	61	70	134
Impact of foreign income taxes	—	(22)	(52)
Research and development and other credits	(452)	(553)	(32)
Incentive stock options	183	499	1,209
Utilization and release of valuation allowance	(825)	(950)	—
Other, net	180	113	47

Total provision for income taxes	$102	$523	$2,777

The tax effects of temporary differences and carryforwards that gave rise to deferred income tax assets and liabilities consisted of the following at December 31:

	2011	2012
	(in thousands)
Deferred income tax assets
Net operating loss carryforwards	$18	$—
Credit carryforwards	558	—
Accrued compensation	983	2,630
Deferred revenue	132	1,055
Other	50	114

Net deferred income tax assets	1,741	3,799

Deferred income tax liabilities
Depreciation and amortization	1,639	2,125

Prepaid assets	383	715

Total deferred income tax liabilities	2,022	2,840

Net deferred income tax assets (liabilities)	$(281)	$959

The above schedule includes short-term and long-term deferred income tax assets and liabilities. In our consolidated balance sheets, we presented all current deferred tax assets and liabilities within the same tax jurisdiction as a single amount, and we presented in the same method for the long-term deferred tax assets and liabilities.

The table below summarizes changes in the deferred tax asset valuation allowance:

	Beginning Balance	Additions	Reductions	Ending Balance
	(in thousands)
Deferred Tax Asset Valuation Allowance
Year ended December 31, 2010	$(2,324)	$(358)	$1,732	$(950)
Year ended December 31, 2011	(950)	(651)	1,601	—
Year ended December 31, 2012	—	—	—	—

At December 31, 2012, we had fully utilized all federal net operating loss carryforwards (“NOLs”) and R&D tax credits both for income tax and financial reporting purposes. The federal R&D tax credit expired on December 31, 2011, and therefore we did not have the benefit of credits generated in 2012. On January 2, 2013, the U.S. federal government renewed the R&D credit, which will result in $0.7 million of R&D credits that were generated in 2012 being available to offset tax liabilities. This benefit will be recorded for financial statement purposes in 2013.

We determined our deferred income tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that will be in effect when we expect the differences to reverse. In addition, we record deferred tax assets for net operating loss carryforwards and tax credit carryovers. A valuation allowance is recorded when it is more likely than not that all or some portion of the deferred income tax asset will not be realized. Prior to 2011, we provided a valuation allowance against our U.S. federal and state deferred tax assets based on additional evidence regarding the Company’s past earnings, scheduling of deferred income tax liabilities and projected future taxable income from operating activities. In the quarter ended December 31, 2011, we determined that it was more likely than not that the deferred income tax assets would be realized. Accordingly, we released our entire valuation allowance of $1.0 million resulting in a benefit to deferred income tax expense in our consolidated statements of operations in 2011.

If we were to determine we are not able to realize all or part of our net deferred tax assets in the future, we would record a valuation allowance on such net deferred tax assets with a corresponding increase in expense in the period such determination was made.

At December 31, 2011 and 2012, the unrecognized tax benefits from NOLs that relate to the past exercise of employee stock options totaled $2.8 million and $0.1 million, respectively. The benefit recorded to additional paid-in capital was $0.1 million, $0.0 million and $1.5 million for the years ended December 31, 2010, 2011 and 2012, respectively.

We are subject to income taxes in the U.S. and in numerous foreign jurisdictions. The statute of limitations for adjustments to our historic tax obligations will vary from jurisdiction to jurisdiction. Furthermore, net operating loss and tax credit carryforwards may be subject to adjustment after the expiration of the statute of limitations of the year such net operating losses and tax credits originated. In general, the tax years for U.S. federal and state income tax purposes, that remain open for examination are for 2005 and forward due to its operating loss carryforwards.

We have not provided for income tax on the undistributed earnings of our foreign subsidiaries to the extent they are considered permanently re-invested outside the U.S. As of December 31, 2012, the cumulative amount of earnings upon which U.S. income taxes have not been provided for is approximately $0.1 million. We have reserves for taxes to address potential exposures involving tax positions that we believe could be challenged by taxing authorities even though we believe the positions we have taken are appropriate. We believe our tax reserves are adequate to cover potential liabilities. We review the tax reserves as circumstances warrant and adjust the reserves as events occur that affect our potential liability for additional taxes. It is often difficult to predict the final outcome or timing of resolution of any particular tax matter. Various events, some of which cannot be predicted, such as clarification of tax law by administrative or judicial means, may occur and would require us to increase or decrease our reserves and effective income tax rate.

The total gross amount of unrecognized tax benefits was $0.5 million as of December 31, 2011 and 2012. These amounts represent the gross amount of exposure in individual jurisdictions and do not reflect any additional benefits expected to be realized if such positions were not sustained. To the extent that any uncertain tax positions are resolved in our favor, it may have a positive impact on our effective income tax rate. We do not expect any material decrease on our unrecognized tax position within the next twelve months. The table below shows the gross changes in our unrecognized tax position.

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Balance, beginning of period	$182	$264	$448
Gross increases related to current period tax positions	82	184	—

Balance, end of period	$264	$448	$448

We recognize interest and, if applicable, penalties for any uncertain tax positions as a component of income tax expense. No penalties and interest were recognized or accrued for at December 31, 2010, 2011 and 2012.

Note 5. Convertible Preferred Stock

As of December 31, 2012, we had the following convertible preferred stock outstanding:

	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference	Issuance Price Per Share
	(in thousands, except for share amounts)
Series A Preferred	10,831,164	10,831,164	$5,024	$5,091	$0.47
Series B Preferred	7,000,000	6,585,153	15,007	15,080	$2.29

Total	17,831,164	17,416,317	$20,031	$20,171

All of our convertible preferred stock automatically converted into shares of Class B common stock upon the closing of our IPO in May 2013. Significant terms of Series A and B convertible preferred stock prior to our IPO were as follows:

Voting

Each holder of preferred stock was entitled to vote on all matters and was entitled to that number of votes equal to the number of votes that would be accorded to the number of shares of Class B common stock into which such holder’s preferred stock could be converted.

Dividends

The holders of preferred stock were entitled to receive noncumulative dividends prior to and in preference to any dividends to common stockholders, at a rate of $0.1374 and $0.0282 per share per annum on each outstanding share of Series B and Series A preferred stock, respectively, as and when declared by the board of directors. The dividend price per share was subject to adjustment for stock splits, stock dividends and reclassification. To date, we have not declared or paid dividends.

Liquidation

In the event of any liquidation, dissolution or winding up of the corporation, including a merger, acquisition in which our capital stock outstanding immediately prior to the transaction represented less than 50% of the outstanding shares of the surviving entity, a transaction or a series of transactions in which more than 50% of our voting power was transferred or a sale of all or substantially all of our assets, the holders of preferred stock were entitled to receive, prior and in preference to any distribution of assets to the holders of common stock, an amount equal to $2.29 for each share of

Series B preferred stock and $0.47 for each share of Series A preferred stock held by them plus any declared but unpaid dividends. If our assets were insufficient to permit this payment, then the assets would be distributed ratably among the preferred stockholders. After this distribution, all assets would be ratably distributed to the common stockholders.

The preferred stock agreements contained a provision that, in the event of a change in the control of the Company, would give the holders of the convertible preferred stock the right to receive a cash distribution equal to the liquidation preference on the convertible preferred stock. Due to these redemption characteristics, the convertible preferred stock has been presented as convertible preferred stock within the mezzanine section in the consolidated balance sheets.

Conversion

Each share of preferred stock was convertible at the option of the holder into such number of shares of Class B common stock determined by dividing its stated value by the conversion price at the time of conversion. The conversion price was equal to the original issue price as adjusted for stock splits, stock dividends, recapitalization, mergers, dilutive issuances and other transactions having a similar effect. All shares of preferred stock were automatically converted into shares of Class B common stock upon the closing of our IPO on a 1:1 basis.

Redemption

The convertible preferred stock is not redeemable by us or at the option of the preferred stockholder.

Note 6. Stockholders’ Equity

Common Stock

Our certificate of incorporation, as amended and restated in connection with our IPO, authorizes us to issue 75,000,000 shares of Class B common stock, $0.0001 par value per share, and 750,000,000 shares of Class A common stock, $0.0001 par value per share. Prior to May 2013, we had authorized 75,000,000 shares of Class B common stock and 75,000,000 shares of Class A common stock. Prior to December 2012, we had authorized 65,000,000 shares of Class B common stock. Each holder of the Class B common stock is entitled to ten votes per share and each holder of Class A common stock is entitled to one vote per share. At its discretion, the board of directors may declare dividends on shares of common stock, subject to the prior rights of our preferred stockholders. Upon liquidation or dissolution, holders of common stock will receive distributions only after preferred stock preferences have been satisfied.

We have reserved 26,473,282 shares of Class B common stock for the exercise of options.

In May 2013, upon the closing of our IPO, 10,831,164 shares of Series A convertible preferred stock and 6,585,153 shares of Series B convertible preferred stock converted into 17,416,317 shares of our Class B common stock. We issued 6,230,000 shares of Class A common stock in the IPO. The selling stockholders sold 3,200,000 shares of Class A common stock in the IPO, all of which were converted from Class B common stock (including 2,000,000 shares of Class B common stock issued upon the conversion of our preferred stock) (unaudited).

As of September 30, 2013, we have reserved 449,750 shares of Class A common stock and 15,016,940 shares of Class B common stock for the exercise of options and settlement of RSUs (unaudited).

Treasury Stock

In December 2011, we exercised our right of first refusal and repurchased 51,000 shares of common stock for an aggregate purchase price of $308,000, which has been charged to additional paid-in capital. The shares were immediately retired.

Donation to Tableau Foundation

In December 2012, our board of directors approved the establishment of the Tableau Foundation, a donor-advised charitable fund, which included the donation of 150,000 shares of Class B common stock. We recorded a charge of $1.9 million for the value of the donated shares to general and administrative expense for the year ended December 31, 2012 based on the value of our stock at that date.

Note 7. Stock-Based Compensation

Our 2004 Equity Incentive Plan (the “Plan”) authorizes the granting of options to purchase shares of Class B common stock, RSUs and other stock-based awards to our employees, nonemployees, consultants, officers and directors. In December 2012, we modified the Plan to increase the number of shares of Class B common stock reserved for issuance thereunder to 26,473,282. Options granted under the plan may be incentive or nonstatutory stock options. Incentive stock options may only be granted to employees. The term of each option and RSU is stated in the award agreement, but shall be no more than 10 years from the date of grant. The board of directors determines the period over which options and RSUs become vested. Currently, the vesting period for our options and RSUs is typically 4 years.

Stock-based compensation expense was included in the consolidated statements of operations as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)
				(unaudited)
Cost of revenues	$18	$22	$107	$66	$291
Sales and marketing	256	565	1,394	933	3,506
Research and development	262	628	2,115	1,445	3,785
General and administrative	102	233	1,180	809	1,951

Total stock compensation	$638	$1,448	$4,796	$3,253	$9,533

A summary of the option activity under our stock option plan during the year ended December 31, 2012 and the nine months ended September 30, 2013 is presented below:

	Options Outstanding
	Shares	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
			(in thousands)
Balances at December 31, 2011	9,005,112	$1.63

Options granted	7,619,040	8.21
Options exercised	(1,082,288)	0.56
Options canceled	(13,671)	2.65
Options forfeited	(129,972)	6.28

Balances at December 31, 2012	15,398,221	$4.92	$114,243

Options granted (unaudited)	1,341,550	23.18
Options exercised (unaudited)	(1,135,956)	1.47
Options canceled (unaudited)	(7,578)	6.81
Options forfeited (unaudited)	(261,897)	8.51

Balances at September 30, 2013 (unaudited)	15,334,340	$6.71	$989,592

Vested and expected to vest at December 31, 2012	14,456,664	$4.70	$110,395

Exercisable at December 31, 2012	7,131,804	$1.61	$76,532

Vested and expected to vest at September 30, 2013 (unaudited)	14,341,565	$6.43	$929,520

Exercisable at September 30, 2013 (unaudited)	7,938,908	$2.96	$542,102

The stock options are exercisable at a price equal to the market value of the underlying shares of common stock on the date of the grant. For periods prior to the IPO this value was determined by our board of directors. The weighted-average grant date fair value of stock options granted in 2010, 2011 and 2012 was $0.94, $2.74 and $4.65, respectively. The total intrinsic value of options exercised during 2010, 2011 and 2012 was $5.2 million, $0.8 million and $7.6 million, respectively.

The following provides a summary of our RSU activity during the nine months ended September 30, 2013 (unaudited):

	Number of Shares Underlying Outstanding RSUs	Weighted-Average Grant-Date Fair Value per RSU	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2012 (unaudited)	—	$—
RSUs granted (unaudited)	133,350	60.15
RSUs vested (unaudited)	—	—
RSUs forfeited (unaudited)	(1,000)	53.82

Outstanding at September 30, 2013 (unaudited)	132,350	$60.20	$9,429

Expected to vest at September 30, 2013 (unaudited)	113,661		$8,097

As of December 31, 2012 and September 30, 2013, there was $30.3 million and $39.4 million (unaudited), respectively, of unrecognized compensation expense related to unvested stock awards that is expected to be recognized on a straight-line basis over the weighted-average remaining service period of approximately 3.2 years.

Equity-based awards (including stock options and RSUs) are available for issuance as follows:

Shares Available for Grant
Balances at December 31, 2011	140,039

Additional shares authorized	14,243,282
Awards granted	(7,619,040)
Awards canceled	13,671
Awards forfeited	129,972

Balances at December 31, 2012	6,907,924

Awards granted (unaudited)	(1,474,900)
Awards canceled (unaudited)	7,578
Awards forfeited (unaudited)	262,897

Balances at September 30, 2013 (unaudited)	5,703,499

Valuation Assumptions

All stock-based payments to employees are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (generally the four year vesting period of the award). We estimate the fair value of RSUs granted by using the closing price of our Class A common stock as reported on the New York Stock Exchange on the date of grant. We estimate the fair value of stock options granted using the Black-Scholes option-valuation model. For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, the fair value of options was estimated using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(unaudited)
Risk-free interest rates	1.79%	1.55%	0.69%	0.74%	1.11%
Expected term	5 years	5 years	5 years	5 years	5 years
Expected dividends	None	None	None	None	None
Expected volatility	50.3%	52.1%	49.0%	49.2%	46.8%

The weighted-average, risk-free interest rate is based on the rate for a U.S. Treasury zero-coupon issue with a term that approximates the expected life of the option grant at the date closest to the option grant date.

The expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumptions were determined based on actual experience adjusted for expected employee exercise behavior.

For periods prior to our IPO, there was no active external or internal market for our common shares. We lack sufficient historical volatility of our share price, accordingly, we base our volatility on an estimate of similar entities whose share prices are publicly available.

We have not paid and do not expect to pay dividends.

The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period the estimates are revised. We consider many factors when estimating expected forfeitures, including the types of awards, employee class and historical experience. Forfeitures were estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differed from those estimates. Actual results, and future changes in estimates, may differ substantially from our current estimates. We use the straight-line attribution method for recognizing stock-based compensation expense.

Common Stock Warrant

On May 15, 2013, 53,118 shares of Class B common shares were issued (net of 1,049 shares withheld for the exercise price) in conjunction with a fully-vested warrant to purchase 54,167 shares of our Class B common stock at an exercise price of $0.60 per share (unaudited).

Note 8. Commitments and Contingencies

Operating Lease Commitments

We conduct our operations in leased facilities under leases expiring at various dates through 2020. We recognize rent expense on a straight-line basis over the defined lease periods. Total rent expense under operating leases was approximately $0.9 million, $1.3 million and $2.7 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2012 are as follows (in thousands):

Year Ending
2013	$3,261
2014	2,962
2015	1,588
2016	460
2017	198

Total minimum lease payments	$8,469

Subsequent to December 31, 2012, we entered into several non-cancelable operating leases. Future minimum lease payments under non-cancelable operating leases as of September 30, 2013 are as follows (unaudited) (in thousands):

Period
Remainder of 2013	$1,213
2014	5,984
2015	4,616
2016	3,266
2017	2,600
Thereafter	2,664

Total minimum lease payments	$20,343

Our significant lease agreements relate to the global corporate headquarters located in Seattle, Washington, and additional offices located in Austin, Texas; London, United Kingdom; Singapore; and in Kirkland, Washington.

Legal Proceedings

We are subject to certain routine legal proceedings, as well as demands and claims that arise in the normal course of our business. We make a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. In our opinion, resolution of any pending claims (either individually or in the aggregate) is not expected to have a material adverse impact on our consolidated results of operations, cash flows or financial position.

Note 9. Retirement Plan

We offer a salary deferral 401(k) plan for our U.S. employees. The plan allows employees to contribute a percentage of their pretax earnings annually, subject to limitations imposed by the Internal Revenue Service. The plan also allows us to make a matching contribution, subject to certain limitations. To date, we have made no contributions to the plan.

Note 10. Segments and Information about Revenues by Geographic Area

An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses whose separate financial information is available and is evaluated regularly by our CODM, or decision making group, to perform resource allocations and performance assessments.

Our CODMs are our Chief Executive Officer and Chief Financial Officer. Our CODMs review financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

Based on the evaluation of our financial information, management believes that we operate in one reportable segment.

The following table presents our revenues by geographic region of end users who purchased products or services for the periods presented below:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)
				(unaudited)
United States and Canada	$29,157	$52,268	$106,177	$72,338	$122,905
International	5,004	10,092	21,556	13,589	28,076

Total revenues	$34,161	$62,360	$127,733	$85,927	$150,981

Substantially all of our long-lived assets were located in the United States as of December 31, 2011 and 2012 and September 30, 2013.

Note 11. Net Income (Loss) Per Share

Immediately prior to the closing of our IPO, all outstanding shares of Series A preferred stock and Series B preferred stock were converted to shares of Class B common stock. We issued 6,230,000 shares of Class A common stock in the IPO. The selling stockholders sold 3,200,000 shares of Class A common stock in the IPO, all of which were converted from Class B common stock (including

2,000,000 shares of Class B common stock issued upon the conversion of our preferred stock) immediately prior to the sale. As a result, Class A and Class B common stock are the only outstanding classes of capital stock of the Company. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. Each holder of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Shares of Class B common stock may be converted into Class A common stock at any time at the option of the stockholder, and are automatically converted upon sale or transfer to Class A common stock, subject to certain limited exceptions.

Net income per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities for periods in which we have net income. Holders of Series A preferred stock and Series B preferred stock were entitled to receive non-cumulative dividends at the per annum rate of $0.0282 and $0.1374 per share, payable prior and in preference to any dividends on any other shares of our stock. Holders of Series A preferred stock and Series B preferred stock did not have a contractual obligation to share in our losses. We consider our convertible preferred stock to be participating securities and, in accordance with the two-class method, earnings allocated to preferred stock and the related number of outstanding shares of preferred stock have been excluded from the computation of basic and diluted net income per common share. The computation of diluted net income per share does not assume conversion or exercise of potentially dilutive securities that would have an anti-dilutive effect on earnings. We utilize the if-converted method to compute diluted net income (loss) per common share when the if-converted method is more dilutive than the two-class method.

Under the two-class method, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period Series A and Series B convertible preferred stock non-cumulative dividends, between common stock and Series A and Series B convertible preferred stock. In computing diluted net income attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method.

The following table presents the computation of basic and diluted net income (loss) per share attributable to common stockholders:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands, except per share data)
				(unaudited)
Basic net income (loss) attributable to common stockholders:
Net income (loss)	$2,738	$3,379	$1,427	$2,483	$(4,169)
Less: Undistributed earnings allocated to participating securities	1,210	1,210	1,210	908	—
Less: Allocation of net income to participating preferred shares—basic	537	749	74	537	—

Net income (loss) attributable to common stockholders—basic	$991	$1,420	$143	$1,038	$(4,169)
Weighted average shares used to compute basic net income (loss) per share	32,163	33,008	33,744	33,676	47,093

Net income (loss) per share attributable to common stockholders—basic	$0.03	$0.04	$0.00	$0.03	$(0.09)

Diluted net income (loss) attributable to common stockholders:
Net income (loss)	$2,738	$3,379	$1,427	$2,483	$(4,169)
Less: Undistributed earnings allocated to participating securities	1,210	1,210	1,210	908	—
Less: Allocation of net income to participating preferred shares—diluted	482	664	67	481	—

Net income (loss) attributable to common stockholders – diluted	$1,046	$1,505	$150	$1,094	$(4,169)
Weighted average shares used to compute basic net income (loss) per share	32,163	33,008	33,744	33,676	47,093
Effect of potentially dilutive shares:
Stock options	5,626	6,392	5,877	5,890	—
Warrants	44	31	31	31	—

Weighted average shares used to compute diluted net income (loss) per share	37,833	39,431	39,652	39,597	47,093

Net income (loss) per share attributable to common stockholders—diluted	$0.03	$0.04	$0.00	$0.03	$(0.09)

For the nine months ended September 30, 2013, outstanding stock options and convertible preferred shares were antidilutive because of our net loss and, as such, their effect has not been included in the calculation of basic or diluted net loss per share attributable to common stockholders.

The following shares subject to outstanding options and convertible preferred shares were excluded from the computation of diluted net income per share attributable to common stockholders for the periods presented as their effect would have been antidilutive:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)
				(unaudited)
Shares subject to outstanding common stock options	161	—	3,642	—	15,468
Convertible preferred shares	17,416	17,416	17,416	17,416	—

Total	17,577	17,416	21,058	17,416	15,468

Note 12. Fair Value Measurements

The following table presents the fair value of our financial assets using the fair value hierarchy:

	December 31, 2011
Description	Level 1	Level 2	Level 3	Total
	(in thousands)
Money market funds	$5,000	—	—	$5,000

	December 31, 2012
Description	Level 1	Level 2	Level 3	Total
	(in thousands)
Money market funds	$12,015	—	—	$12,015

	September 30, 2013
Description	Level 1	Level 2	Level 3	Total
	(in thousands)
	(unaudited)
Money market funds	$208,669	—	—	$208,669

Note 13. Revision of Previously Issued Audited Financial Statements for the Year Ended December 31, 2012

In connection with our IPO and in consultation with the underwriters, we determined the proposed price range for the shares to be offered as $23.00 to $26.00 per share. This price range was in excess of the fair values of our common stock used for recent stock option grants and to value the common shares donated to the Tableau Foundation. As a result, we retrospectively reassessed the historical assumptions used in our determination of the fair value of our common stock for option awards made in December 2012, as well as to the common shares donated to the Tableau Foundation on December 31, 2012.

As a result of the reassessment, we determined that the fair values of our common stock as of December 4, 2012, December 10, 2012, December 31, 2012 were $11.89, $11.89, and $12.34, per share, respectively. The reassessed fair value of our common stock was higher than the fair values used to determine stock-based expense, and the use of this higher stock price increased total stock-based expense for the year ended December 31, 2012 by $0.3 million. We concluded that the adjustments to correct the valuation of our grants and to increase stock-based expense related to the 2012 annual consolidated financial statements are not material to those financial statements. Nonetheless, we have elected to revise the consolidated financial statements as of and for the year ended December 31, 2012.

Set forth below are the line items within the consolidated financial statements as of and for the year ended December 31, 2012 that are impacted by the adjustments. The adjustments had no impact on our consolidated statements of operations for the years ended December 31, 2011 or 2010.

	December 31, 2012
(in thousands of dollars, except per share amounts)	As Previously Reported	Adjustments	As Revised
Consolidated Balance Sheets
Income Tax Receivable—current	$1,072	$—	$1,072
Deferred Tax Liability—noncurrent	1,456	103	1,353
Additional paid-in capital	11,424	274	11,698
Accumulated deficit	(1,587)	(171)	(1,758)
Total stockholders’ equity (deficit)	9,840	103	9,943

	Year Ended December 31, 2012
	As Previously Reported	Adjustments	As Revised
Consolidated Statements of Operations
Cost of revenues
Maintenance and services	$10,056	$1	$10,057
Operating expenses
Sales and marketing	62,322	11	62,333
Research and development	33,049	16	33,065
General and administrative	17,469	246	17,715
Total operating expense	112,840	273	113,113
Operating income (loss)	4,532	274	4,258
Provision (benefit) for income taxes	2,880	(103)	2,777
Net income (loss)	1,598	(171)	1,427
Earnings per share—Basic	0.01	(0.01)	0.00
Earnings per share—Diluted	0.01	(0.01)	0.00

Consolidated Statements of Comprehensive Income (Loss)
Net income (loss)	$1,598	$(171)	$1,427
Total comprehensive income (loss)	1,597	(171)	1,426

Consolidated Statements of Cash Flows
Operating activities
Net income (loss)	$1,598	$(171)	$1,427
Stock-based compensation expense	4,759	37	4,796
Deferred taxes	404	(103)	301
Donation of common stock to Tableau Foundation	1,614	237	1,851
Income taxes receivable	(1,072)	—	(1,072)

Note 14. Subsequent Events

We evaluated events occurring between the end of the most recent year end and February 12, 2013, the date the financial statements were issued. In connection with the reissuance of the consolidated financial statements as of and for the year ended December 31, 2012, we evaluated subsequent events through May 3, 2013, the date of reissuance of such financial statements.

The American Taxpayer Relief Act of 2012 (2012 Taxpayer Relief Act) was signed into law on January 2, 2013. This tax package includes, among many other items, an extension and renewal of the R&D tax credit from December 31, 2011 to December 31, 2013. We earned approximately $0.7 million of R&D tax credits for the year of 2012, and such tax benefit will be recognized in 2013, the reporting period which the 2012 Taxpayer Relief Act was enacted.

6,500,000 Shares

Class A Common Stock

Goldman, Sachs & Co.		Morgan Stanley

Credit Suisse	J.P. Morgan	RBC Capital Markets

UBS Investment Bank	JMP Securities	Pacific Crest Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. Except as otherwise noted, all the expenses below will be paid by us.

SEC registration fee	$58,000

FINRA filing fee	68,000

Legal fees and expenses	350,000

Accounting fees and expenses	90,000

Printing and engraving expenses	60,000

Transfer agent and registrar fees and expenses	4,000

Blue sky fees and expenses	5,000

Miscellaneous fees and expenses	50,000

Total	$685,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. Our amended and restated certificate of incorporation provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was our director, officer, employee or agent, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interest. At present, there is no pending litigation or proceeding involving any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act, and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers, our directors and the selling stockholders against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1,

2010:

(a) From January 1, 2010 to date, we granted stock options to purchase an aggregate of 11,508,140 shares of Class B common stock to employees, consultants and directors pursuant to our 2004 Equity Incentive Plan having exercise prices ranging from $1.50 to $24.50 per share.

(b) From January 1, 2010 to date, we have issued and sold to our employees an aggregate of 3,317,154 shares of Class B common stock upon the exercise of options under our 2004 Equity Incentive Plan at exercise prices ranging from $0.05 to $14.95 per share, for an aggregate amount of approximately $2,320,053.

(c) In December 2012, we issued 150,000 shares of Class B Common Stock to the Tableau Foundation, a donor-advised charitable fund.

The offers, sales and issuances of the securities described in Item 15(a) and (b) were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The offer and issuance of the securities described in Item 15(c) was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act promulgated thereunder as a transaction by an issuer not involving a public offering. The recipient of the securities in the transaction acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

		Incorporated by Reference				Filed Herewith
Exhibit No.	Description of Exhibit	Form	File No.	Exhibit	Filing Date

1.1	Form of Underwriting Agreement.					X

3.1	Amended and Restated Certificate of Incorporation of Tableau Software, Inc.	8-K	001-35925	3.1	5/23/2013

3.2	Amended and Restated Bylaws of Tableau Software, Inc.	S-1	333-187683	3.4	4/2/2013

4.1.1	Form of Class A Common Stock Certificate.	S-1/A	333-187683	4.1.1	5/15/2013

4.1.2	Form of Class B Common Stock Certificate.	S-1/A	333-187683	4.1.2	5/15/2013

		Incorporated by Reference				Filed Herewith
Exhibit No.	Description of Exhibit	Form	File No.	Exhibit	Filing Date

4.2	Amended and Restated Investor Rights Agreement, by and among Tableau Software, Inc. and the investors listed on Exhibit A thereto, dated July 27, 2012.	S-1	333-187683	4.2	4/2/2013

5.1	Form of Opinion of Cooley LLP.					X

10.1	Tableau Software, Inc. 2004 Equity Incentive Plan.	S-1	333-187683	10.1	4/2/2013

10.2	Forms of Option Agreement and Option Grant Notice under the 2004 Equity Incentive Plan.	S-1	333-187683	10.2	4/2/2013

10.3	Tableau Software, Inc. 2013 Equity Incentive Plan.	S-1	333-187683	10.3	4/2/2013

10.4	Forms of Option Agreement and Option Grant Notice under the 2013 Equity Incentive Plan.	S-1	333-187683	10.4	4/2/2013

10.5	Form of Restricted Stock Unit Award Agreement and Restricted Stock Unit Award Grant Notice under the 2013 Equity Incentive Plan.	10-Q	001-35925	10.1	8/9/2013

10.6	Tableau Software, Inc. 2013 Employee Stock Purchase Plan.	S-1	333-187683	10.5	4/2/2013

10.7	Form of Indemnification Agreement made by and between Tableau Software, Inc. and each of its directors and executive officers.	S-1	333-187683	10.6	4/2/2013

10.8	Offer Letter between Tableau Software, Inc. and Christian Chabot, dated April 26, 2013.	S-1/A	333-187683	10.7	5/6/2013

10.9	Offer Letter between Tableau Software, Inc. and Christopher Stolte, dated April 26, 2013.	S-1/A	333-187683	10.8	5/6/2013

10.10	Offer Letter between Tableau Software, Inc. and Thomas Walker, dated April 26, 2013.	S-1/A	333-187683	10.9	5/6/2013

10.11	Offer Letter between Tableau Software, Inc. and Kelly Wright, dated February 10, 2005.	S-1/A	333-187683	10.10	5/6/2013

10.12	Offer Letter between Tableau Software, Inc. and Elissa Fink, dated June 13, 2007.	S-1/A	333-187683	10.11	5/6/2013

10.13	Offer Letter between Tableau Software, Inc. and Keenan Conder, dated December 16, 2011.	S-1/A	333-187683	10.12	5/6/2013

10.14	Form of Conversion Agreement entered into between Tableau Software, Inc. and each of Christian Chabot, Christopher Stolte and Patrick Hanrahan.	S-1	333-187683	10.13	4/2/2013

10.15†	Software License Agreement between the Board of Trustees of the Leland Stanford Junior University and Tableau Software LLC, dated January 14, 2003.	S-1	333-187683	10.14	4/2/2013

		Incorporated by Reference				Filed Herewith
Exhibit No.	Description of Exhibit	Form	File No.	Exhibit	Filing Date

10.16	Amendment No. 1 to Software License Agreement between the Board of Trustees of the Leland Stanford Junior University and Tableau Software LLC, dated June 8, 2004.	S-1	333-187683	10.15	4/2/2013

10.17	Sublease Agreement between Cutter & Buck Inc. and Tableau Software, Inc., dated April 19, 2012.	S-1	333-187683	10.16	4/2/2013

10.18	Office Lease Agreement between Michael R. Mastro and Tableau Software, Inc., dated February 19, 2009.	S-1	333-187683	10.17	4/2/2013

10.19	First Amendment to Office Lease Agreement between Michael R. Mastro and Tableau Software, Inc., dated April 3, 2009.	S-1	333-187683	10.18	4/2/2013

10.20	Second Amendment to Office Lease Agreement between BBK Lake View, LLC and Tableau Software, Inc., dated March 24, 2011.	S-1	333-187683	10.19	4/2/2013

10.21	Third Amendment to Office Lease Agreement between BBK Lake View, LLC and Tableau Software, Inc., dated August 22, 2012.	S-1	333-187683	10.20	4/2/2013

10.22	Form of Change in Control Severance Agreement.	S-1	333-187683	10.21	4/2/2013

21.1	List of subsidiaries.	S-1	333-187683	21.1	4/2/2013

23.1	Consent of Cooley LLP (included in Exhibit 5.1).					X

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					X

24.1	Power of Attorney (see page II-6 to the original filing of this registration statement).

101.INS#	XBRL Instance Document.

101.SCH#	XBRL Taxonomy Schema Linkbase Document.

101.CAL#	XBRL Taxonomy Calculation Linkbase Document.

101.DEF#	XBRL Taxonomy Definition Linkbase Document.

101.LAB#	XBRL Taxonomy Extension Label Linkbase Document

101.PRE#	XBRL Taxonomy Presentation Linkbase Document.

†	Certain portions of this exhibit have been granted confidential treatment under the Securities Exchange Act of 1934. The omitted materials have been filed separately with the Securities and Exchange Commission.

#	In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, irrespective of any general incorporation language contained in any such filing, and otherwise is not subject to liability under these sections.

(b)	Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown in the consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 4th day of November, 2013.

TABLEAU SOFTWARE, INC.

By:	/s/ Christian Chabot
Christian Chabot
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christian Chabot Christian Chabot	Chief Executive Officer, Co-founder and Chairman of the Board (principal executive officer)	November 4, 2013

/s/ Thomas E. Walker, Jr. Thomas E. Walker, Jr.	Chief Financial Officer (principal financial and accounting officer)	November 4, 2013

* Patrick Hanrahan	Chief Scientist, Co-founder and Director	November 4, 2013

* Christopher Stolte	Chief Development Officer, Co-founder and Director	November 4, 2013

* Forest Baskett	Director	November 4, 2013

* Scott Sandell	Director	November 4, 2013

* Brooke Seawell	Director	November 4, 2013

* Elliott Jurgensen, Jr.	Director	November 4, 2013

* John McAdam	Director	November 4, 2013

* Pursuant to Power of Attorney

By:	/s/ Thomas E. Walker, Jr.
Thomas E. Walker, Jr. Attorney-in-Fact

EXHIBIT INDEX

		Incorporated by Reference				Filed Herewith
Exhibit No.	Description of Exhibit	Form	File No.	Exhibit	Filing Date

1.1	Form of Underwriting Agreement.					X

3.1	Amended and Restated Certificate of Incorporation of Tableau Software, Inc.	8-K	001-35925	3.1	5/23/2013

3.2	Amended and Restated Bylaws of Tableau Software, Inc.	S-1	333-187683	3.4	4/2/2013

4.1.1	Form of Class A Common Stock Certificate.	S-1/A	333-187683	4.1.1	5/15/2013

4.1.2	Form of Class B Common Stock Certificate.	S-1/A	333-187683	4.1.2	5/15/2013

4.2	Amended and Restated Investor Rights Agreement, by and among Tableau Software, Inc. and the investors listed on Exhibit A thereto, dated July 27, 2012.	S-1	333-187683	4.2	4/2/2013

5.1	Form of Opinion of Cooley LLP.					X

10.1	Tableau Software, Inc. 2004 Equity Incentive Plan.	S-1	333-187683	10.1	4/2/2013

10.2	Forms of Option Agreement and Option Grant Notice under the 2004 Equity Incentive Plan.	S-1	333-187683	10.2	4/2/2013

10.3	Tableau Software, Inc. 2013 Equity Incentive Plan.	S-1	333-187683	10.3	4/2/2013

10.4	Forms of Option Agreement and Option Grant Notice under the 2013 Equity Incentive Plan.	S-1	333-187683	10.4	4/2/2013

10.5	Form of Restricted Stock Unit Award Agreement and Restricted Stock Unit Award Grant Notice under the 2013 Equity Incentive Plan.	10-Q	001-35925	10.1	8/9/2013

10.6	Tableau Software, Inc. 2013 Employee Stock Purchase Plan.	S-1	333-187683	10.5	4/2/2013

10.7	Form of Indemnification Agreement made by and between Tableau Software, Inc. and each of its directors and executive officers.	S-1	333-187683	10.6	4/2/2013

10.8	Offer Letter between Tableau Software, Inc. and Christian Chabot, dated April 26, 2013.	S-1/A	333-187683	10.7	5/6/2013

10.9	Offer Letter between Tableau Software, Inc. and Christopher Stolte, dated April 26, 2013.	S-1/A	333-187683	10.8	5/6/2013

10.10	Offer Letter between Tableau Software, Inc. and Thomas Walker, dated April 26, 2013.	S-1/A	333-187683	10.9	5/6/2013

		Incorporated by Reference				Filed Herewith
Exhibit No.	Description of Exhibit	Form	File No.	Exhibit	Filing Date

10.11	Offer Letter between Tableau Software, Inc. and Kelly Wright, dated February 10, 2005.	S-1/A	333-187683	10.10	5/6/2013

10.12	Offer Letter between Tableau Software, Inc. and Elissa Fink, dated June 13, 2007.	S-1/A	333-187683	10.11	5/6/2013

10.13	Offer Letter between Tableau Software, Inc. and Keenan Conder, dated December 16, 2011.	S-1/A	333-187683	10.12	5/6/2013

10.14	Form of Conversion Agreement entered into between Tableau Software, Inc. and each of Christian Chabot, Christopher Stolte and Patrick Hanrahan.	S-1	333-187683	10.13	4/2/2013

10.15†	Software License Agreement between the Board of Trustees of the Leland Stanford Junior University and Tableau Software LLC, dated January 14, 2003.	S-1	333-187683	10.14	4/2/2013

10.16	Amendment No. 1 to Software License Agreement between the Board of Trustees of the Leland Stanford Junior University and Tableau Software LLC, dated June 8, 2004.	S-1	333-187683	10.15	4/2/2013

10.17	Sublease Agreement between Cutter & Buck Inc. and Tableau Software, Inc., dated April 19, 2012.	S-1	333-187683	10.16	4/2/2013

10.18	Office Lease Agreement between Michael R. Mastro and Tableau Software, Inc., dated February 19, 2009.	S-1	333-187683	10.17	4/2/2013

10.19	First Amendment to Office Lease Agreement between Michael R. Mastro and Tableau Software, Inc., dated April 3, 2009.	S-1	333-187683	10.18	4/2/2013

10.20	Second Amendment to Office Lease Agreement between BBK Lake View, LLC and Tableau Software, Inc., dated March 24, 2011.	S-1	333-187683	10.19	4/2/2013

10.21	Third Amendment to Office Lease Agreement between BBK Lake View, LLC and Tableau Software, Inc., dated August 22, 2012.	S-1	333-187683	10.20	4/2/2013

10.22	Form of Change in Control Severance Agreement.	S-1	333-187683	10.21	4/2/2013

		Incorporated by Reference				Filed Herewith
Exhibit No.	Description of Exhibit	Form	File No.	Exhibit	Filing Date

21.1	List of subsidiaries.	S-1	333-187683	21.1	4/2/2013

23.1	Consent of Cooley LLP (included in Exhibit 5.1).					X

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					X

24.1	Power of Attorney (see page II-6 to the original filing of this registration statement).

101.INS#	XBRL Instance Document.

101.SCH#	XBRL Taxonomy Schema Linkbase Document.

101.CAL#	XBRL Taxonomy Calculation Linkbase Document.

101.DEF#	XBRL Taxonomy Definition Linkbase Document.

101.LAB#	XBRL Taxonomy Extension Label Linkbase Document

101.PRE#	XBRL Taxonomy Presentation Linkbase Document.

†	Certain portions of this exhibit have been granted confidential treatment under the Securities Exchange Act of 1934. The omitted materials have been filed separately with the Securities and Exchange Commission.
#	In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, irrespective of any general incorporation language contained in any such filing, and otherwise is not subject to liability under these sections.